As filed with the Securities and Exchange Commission on April 23, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under the Securities Act of 1933

SALMEDIX, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	2834	33-0938599
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

9380 Judicial Drive

San Diego, California 92121

(858) 622-5050

(Address, Including Zip Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

David S. Kabakoff

Chief Executive Officer

SALMEDIX, INC.

9380 Judicial Drive

San Diego, California 92121

(858) 622-5050

(Name, Address, Including Zip Code, and Telephone Number,

Including Area Code, of Agent for Service)

Copies to:

Faye H. Russell, Esq. Maria P. Sendra, Esq. Clifford Chance US LLP 3611 Valley Centre Drive, Suite 500 San Diego, California 92130 (858) 720-3500	Julie M. Robinson, Esq. M. Wainwright Fishburn, Jr., Esq. Cooley Godward LLP 4401 Eastgate Mall San Diego, California 92121 (858) 550-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, par value $.001 per share	$86,250,000	$10,928

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Dated             , 2004

             Shares

Common Stock

We are selling              shares of our common stock. This is an initial public offering of shares of our common stock. Prior to this offering, there has been no public market for our common stock. See “Underwriting” for discussion of the factors considered in determining the initial public offering price. Our common stock is subject to approval for quotation on the Nasdaq National Market under the symbol “SMDX,” subject to official notice of issuance. We currently estimate that the initial public offering price of our common stock will be between $             and              per share.

Our business and an investment in our common stock involve significant risks. These risks are described under the caption “ Risk Factors” beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Salmedix	$	$

The underwriters may also purchase up to an additional              shares of our common stock from us at the public offering price, less underwriting discounts and commissions, to cover over-allotments.

The underwriters expect to deliver the shares in New York, New York on             , 2004.

Sole Book-Running Manager
SG Cowen & Co.	Pacific Growth Equities, LLC

JMP Securities	ThinkEquity Partners LLC

            , 2004

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and related notes appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the “Risk Factors” and financial statements and related notes included in this prospectus.

Salmedix, Inc.

Salmedix is an oncology drug development company with a commercial focus on the treatment of hematologic malignancies, or blood cancers. SDX-105, our lead product candidate, has been marketed by others in Germany for over 10 years, primarily for the treatment of several blood cancers. Building upon this European clinical experience, we are currently conducting Phase II clinical trials for SDX-105 in the U.S. and Canada. Our two other clinical-stage product candidates, SDX-101 and SDX-102, each with significant prior human clinical experience, are also in Phase II development. To advance this portfolio, we have assembled an experienced oncology drug development and management team whose members have contributed to the development of many cancer drugs, eight of which have been commercialized successfully, including Rituxan®, Zevalin®, Gemzar® and Leustatin®.

We believe that the hematology/oncology market is attractive because of its size, growth rate and rapid adoption of new drugs. Approval by the FDA in this category generally has been based on objective response rates and duration of responses rather than demonstration of survival benefit. As a result, trials of drugs for hematologic malignancies have historically involved fewer patients and generally have been faster to complete than trials of drugs for solid tumor indications. The hematology/oncology market has experienced dramatic growth with the approval of agents such as Rituxan, Gleevec®, Campath® and Velcade®, and was approximately $2.3 billion in 2003. According to Decision Resources, a market research firm, this market is projected to increase to more than $7.0 billion per year by 2010.

Product Candidates and Pre-Clinical Programs

We have identified promising compounds which have prior human clinical experience by taking advantage of our expertise in clinical research and cancer drug development. By applying our unique insights about these product candidates, and the results of the prior clinical trials and the investments of others, we aim to streamline our product development and optimize our market opportunity. Our product pipeline consists of three clinical product candidates and two pre-clinical programs.

Name	Generic Name	Stage of Development	Potential Cancer Indications
SDX-105	Bendamustine hydrochloride	Phase II and Phase III, marketed in Germany by others	Non-Hodgkin’s lymphoma, chronic lymphocytic leukemia, multiple myeloma

SDX-101	R-etodolac	Phase II	Chronic lymphocytic leukemia, multiple myeloma, non-Hodgkin’s lymphoma

SDX-102	l-alanosine	Phase II	Non-small cell lung cancer, mesothelioma, pancreatic cancer, soft tissue sarcoma, osteosarcoma and brain tumors

SDX-101 analogs	NA	Pre-clinical	Prostate cancer, other solid tumors

SDX-103 program	NA	Pre-clinical	Acute leukemias, other cancers

SDX-105 is an intravenously administered small molecule that is currently in Phase II clinical trials in the U.S. and Canada. In May 2003, we acquired exclusive rights to develop, manufacture and market SDX-105 in the U.S. and Canada from Fujisawa Deutschland GmbH, or F-DE. SDX-105 is an effective drug that is marketed by others in Germany as Ribomustin® and has been used to treat thousands of patients with non-Hodgkin’s lymphoma, or NHL, chronic lymphocytic leukemia, or CLL, multiple myeloma, or MM, and other solid tumors. Results of multiple Phase II, III and IV clinical trials in different indications have been published by independent investigators. With this prior clinical experience come extensive safety and efficacy data which we believe will allow us to streamline our development of this product candidate. A recent clinical study with the combination of SDX-105 plus Rituxan, a widely used NHL therapy, has demonstrated robust and durable responses in indolent, or slowly progressing, NHL patients previously treated with chemotherapy. In September 2003, we began clinical trials directed toward U.S. regulatory approval with a Phase II single-agent clinical trial in NHL patients who failed to respond to or relapsed within six months of treatment with Rituxan. Our second Phase II trial to be conducted in approximately 20 centers in the U.S. and Canada is scheduled to begin in the second quarter of 2004 with a target enrollment of 60 patients. We also intend to utilize results from ongoing Phase III clinical trials in Europe sponsored by F-DE and independent clinical investigators to support and complement our regulatory approval program and future marketing efforts in the U.S. and Canada. If approved, SDX-105 will provide us with an early opportunity to establish a direct marketing and sales organization targeting hematologists/oncologists.

SDX-101 represents an attractive opportunity to develop a first-in-class oral compound which does not suppress the body’s immune system for the treatment of CLL. SDX-101 is an isomer, or component, of Lodine®, a marketed anti-inflammatory drug. SDX-101 has direct anti-tumor activity and also enhances the activity of traditional chemotherapeutic agents by a previously unrecognized mechanism. In the first clinical study we sponsored in CLL patients, SDX-101 showed clinical activity, indicated by a reduction in white blood cell count. SDX-101 was well tolerated with no hematologic toxicities. We plan to commence a Phase II trial of SDX-101 in CLL patients in the second quarter of 2004. We also intend to evaluate the combined use of SDX-101 and SDX-105 in future studies. The U.S. Food and Drug Administration, or FDA, has granted orphan drug status for SDX-101 for the treatment of CLL.

SDX-102 is an intravenously administered small molecule with selective activity against tumors which cannot produce an important metabolic enzyme. Safety and tolerability data on SDX-102 were collected by the National Cancer Institute, or the NCI, in clinical trials that tested the drug across a variety of cancers which are now known to produce this enzyme with a high frequency. Minimal activity was observed in these trials. We developed a proprietary, practical laboratory assay to identify patients whose cancers cannot produce this metabolic enzyme and may be more responsive to treatment with SDX-102. We are currently using our assay to select patients for Phase II trials of SDX-102 in difficult-to-treat cancers, including non-small cell lung cancer, or NSCLC, pancreatic, sarcoma and mesothelioma, none of which was previously studied by the NCI. We are also collaborating with the New Approaches to Brain Tumor Therapy, or NABTT, cooperative group which is expected to initiate a clinical trial of SDX-102 in patients with malignant brain tumors by mid-2004.

Pre-Clinical Programs.    In our first pre-clinical program, we are developing chemical analogs of SDX-101. We have identified candidates that exhibit more potent tumor killing activity than SDX-101, are orally active in animal models and retain their novel mechanism of action. In our second pre-clinical program, we are testing analogs of indanocine, a compound that displays potent and broad anti-cancer activity in NCI screening assays and in our own studies.

Our Strategy

Our goal is to develop and commercialize a portfolio of oncology drugs primarily for hematologic malignancies. To accomplish our mission, we are implementing the following strategies:

•	further develop our three clinical-stage compounds by taking advantage of significant previous human clinical experience;

•	establish our capability to directly commercialize our drugs for hematologic cancers in the U.S.;

•	broaden our portfolio by internal development and in-licensing; and

•	maximize the value of our product portfolio through partnerships outside the U.S. and for non-hematologic cancer indications.

Our Team

We have attracted executives and advisors from major pharmaceutical and biotechnology companies to lead our growth. Our co-founder, David S. Kabakoff, Ph.D., serves as our chairman, chief executive officer and president. Previously he held senior executive positions with Dura Pharmaceuticals, Inc., Corvas International, Inc. and Hybritech, Inc. Leading our oncology product development team is F. Andrew Dorr, M.D., who serves as our chief operating officer. Previously, Dr. Dorr was Chief Medical Officer at Isis Pharmaceuticals, Inc. and held senior clinical positions at Eli Lilly & Company and the NCI. Two key advisors and members of our board of directors are Dennis A. Carson, M.D., our co-founder, and Antonio J. Grillo-Lopez, M.D., who serves as a clinical and regulatory advisor. Dr. Carson is the Director of The Rebecca and John Moores UCSD Cancer Center and a co-founder of Vical, Inc., Triangle Pharmaceuticals, Inc. and Dynavax Technologies, Inc. Dr. Grillo-Lopez formerly held senior positions with IDEC Pharmaceuticals Corp., DuPont Merck Pharmaceutical, Inc. and Parke-Davis and has contributed to the development of over 25 cancer drugs including Rituxan and Zevalin.

Risks Affecting Us

Our business is subject to numerous risks as discussed more fully in the section entitled “Risk Factors” immediately following this prospectus summary. We have not received regulatory approval for, or earned commercial revenues from, any of our product candidates. If we do not build our organization or successfully commercialize our product candidates, we will be unable to achieve our business objectives. From inception through December 31, 2003, we had an accumulated deficit of approximately $22.6 million. We expect to continue to incur significant losses over the next several years, and we may never become profitable. It is possible that we may never successfully commercialize any of our product candidates.

Company Information

Our business was incorporated in Delaware in November 2000. Our executive offices are located at 9380 Judicial Drive, San Diego, California 92121. Our telephone number is (858) 622-5050. Our website address is www.salmedix.com. The information contained on our website is not part of this prospectus. References in this prospectus to “we,” “our,” “us” and “Salmedix” refer to Salmedix, Inc.

This prospectus refers to brand names, trademarks, service marks and trade names of other companies and organizations, and they remain the property of their respective holders.

This prospectus contains market data and industry forecasts that were obtained from independent industry publications.

The Offering

Common stock we are offering	shares

Common stock to be outstanding after the offering	shares

Use of proceeds

We intend to use the net proceeds from this offering for clinical trials of our product candidates and the associated expenses to supply drug for these trials, licensing and pre-clinical development expenses and pre-commercialization expenses and for other general corporate purposes. In addition, we may use a portion of the net proceeds to acquire or invest in products or complementary businesses or to obtain the right to use complementary technologies. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	SMDX

Dividend policy	We do not intend to pay dividends on our common stock in the foreseeable future. See “Dividend Policy.”

The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of December 31, 2003, and also includes 42,857,144 shares of our Series C preferred stock sold in a private financing on March 30, 2004. Except where we state otherwise, the common stock outstanding information we present in this prospectus excludes as of December 31, 2003:

•	shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $ per share;

•	shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $ per share;

•	shares of common stock available for future issuance under our existing 2001 equity incentive plan;

•	shares of common stock available for future issuance under our equity incentive plan to be adopted in connection with this offering; and

•	shares of common stock issuable upon conversion of the shares of Series C preferred stock issuable upon exercise of an outstanding warrant at an exercise price of $ per share.

Such information also:

•	assumes no exercise of stock options or warrants after December 31, 2003;

•	assumes no exercise of the underwriters’ over-allotment option;

•	gives effect to the conversion of our outstanding preferred stock into our common stock at or before the closing of this offering;

•	assumes adoption of our amended and restated certificate of incorporation and restated bylaws; and

•	assumes completion of a one for- split of our capital stock.

Summary Financial Data

The following tables summarize our financial data for the periods presented. You should read the following financial information together with the information under “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus. The financial data summarized in the following tables has been rounded to the nearest thousand except for the share numbers.

	For the period from November 28, 2000 (inception) to December 31, 2000	Fiscal Year Ended December 31,
		2001	2002	2003
Statements of Operations Data:
Expenses:
Research and development	$10,000	$3,329,000	$5,140,000	$8,205,000
General and administrative	52,000	1,288,000	2,366,000	2,781,000

Total expenses	62,000	4,617,000	7,506,000	10,986,000

Interest income, net	—	(90,000)	(289,000)	(193,000)

Loss before income taxes	(62,000)	(4,527,000)	(7,217,000)	(10,793,000)
Provision for income taxes	—	1,000	1,000	1,000

Net loss	$(62,000)	$(4,528,000)	$(7,218,000)	$(10,794,000)

Net loss per share, basic and diluted	$(6.29)	$(9.67)	$(3.80)	$(3.88)
Weighted average common shares used, basic and diluted	9,863	468,139	1,897,430	2,779,951
Pro forma basic and diluted net loss per share				$(0.47)
Pro forma basic and diluted weighted average shares used				86,110,089

Additional Financial Data:
Net cash used in operating activities	$—	$4,265,000	$7,333,000	$10,368,000

	As of December 31, 2003
	Actual	Pro forma	Pro forma as adjusted
Balance Sheet Data:
Cash and cash equivalents	$14,883,000	$57,868,000	$
Working capital	14,730,000	57,715,000
Total assets	16,315,000	59,300,000
Current liabilities	715,000	715,000
Long-term liabilities	695,000	695,000
Deficit accumulated during the development stage	(22,642,000)	(22,642,000)
Total stockholders’ equity	14,905,000	57,890,000

The table above summarizes our balance sheet as of December 31, 2003:

•	on an actual basis;

•	on a pro forma basis to give effect to:

•	the sale of 42,857,144 shares of our Series C preferred stock on March 30, 2004, for net proceeds of approximately $43.0 million; and

•	on a pro forma basis to give effect to the cash exercise of a warrant to purchase 714,286 shares of our Series C preferred stock at an exercise price of $1.15 per share; and

•	on a pro forma as adjusted basis to give effect to:

•	the conversion of all our outstanding preferred stock into common stock in connection with this offering; and

•	the sale of shares of common stock at an assumed initial offering price of $ per share, the midpoint of our expected public offering price range, after deducting estimated underwriting discounts and commissions and our estimated offering expenses.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we may currently deem immaterial, may become important factors that harm our business, financial condition or results of operations. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We are largely dependent on the success of our lead product candidate, SDX-105, and we cannot be certain that SDX-105 will be approved for marketing by the FDA or that we will be able to successfully commercialize this product candidate.

We will not be able to commercialize our lead product candidate, SDX-105, until we obtain regulatory approval in the U.S. or Canada. Even though bendamustine hydrochloride has been marketed in Germany for over 10 years, we must conduct additional adequate and well controlled clinical trials to demonstrate its safety and efficacy in specific indications to gain regulatory approval. Bendamustine hydrochloride was originally marketed in the former German Democratic Republic, or East Germany. Since German re-unification in 1989, the product has been marketed in Germany. However, drugs formerly marketed in East Germany are subject to a re-authorization procedure under which their safety and efficacy are being evaluated by the German regulatory authorities. It is possible that as a result of this re-authorization process one or more of these drugs, including bendamustine hydrochloride, may not be re-authorized for one or more of their current indications.

SDX-105 has been evaluated in Phase II, Phase III and Phase IV clinical trials in Germany conducted by F-DE and independent clinical investigators using a variety of doses and schedules in NHL, CLL, MM and other cancers. Although we intend to submit results from these and other ongoing Phase III clinical trials sponsored by F-DE and others as background information and in support of our regulatory approvals in the U.S. and Canada, we do not know at this time what regulatory weight, if any, the U.S. and Canadian regulatory agencies will give to these European data in terms of supplementing clinical data generated by us for marketing approval in the U.S. and Canada. The FDA may reject these foreign clinical trial results if it determines that the clinical trials were not conducted in accordance with requisite U.S. regulatory standards and procedures. Moreover, the FDA may subject the trial data to additional scrutiny and we may incur additional costs and delays responding to FDA requests for supplemental information or clarification. We have obtained electronic databases from three completed Phase III trials sponsored by F-DE whose results have been published and are currently analyzing these data. We have not audited or verified the accuracy of the primary data and cannot determine their applicability to our regulatory filings.

In May 2003, we acquired our exclusive rights to use F-DE’s clinical trial data and proprietary information to develop, manufacture, have manufactured, market and sell SDX-105 in the U.S. and Canada under a license agreement with F-DE. Under the agreement, our development of SDX-105 is independent of activities conducted by F-DE and its current German marketing partner, although we meet periodically to discuss our respective development plans, marketing experiences and strategies. In addition, we are obligated to make payments to F-DE upon our achievement of specified regulatory milestones. We also are obligated to make royalty payments to F-DE on sales of SDX-105 in the U.S. and Canada over a seven-year period unless our marketing exclusivity is lost. F-DE may terminate the agreement upon 90 days written notice in the event of our uncured breach or in the event of our bankruptcy or liquidation. Any termination of this agreement by F-DE would harm our business and financial condition.

Even if SDX-105 is approved for marketing in the U.S. or Canada, the compound is not covered by an issued patent and there is no pending patent application covering the chemical structure, the use or the method of manufacture. We intend to rely largely on trade secret protection as well as regulatory marketing exclusivity to secure a commercial market position for SDX-105. Reliance on trade secret protection may not effectively prevent disclosure of confidential information, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information, and in that case we could not assert any trade secret rights against those parties. Enforcing a claim that a party illegally obtained and is using our trade secrets is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the U.S. may be less willing to protect trade secrets. We also intend to rely on the U.S. Drug Price Competition and Patent Term Restoration Act of 1984, known as the Hatch-Waxman Amendment, to provide marketing exclusivity for SDX-105. Failure to obtain or maintain trade secret protection or to obtain marketing exclusivity could adversely affect our competitive business position related to SDX-105.

If clinical trials of our current or future product candidates do not produce clinical trial results necessary to support regulatory approval in the U.S. or elsewhere, we will be unable to commercialize these products.

To receive regulatory approval for the commercial sale of SDX-105, SDX-101 or SDX-102 or any other product candidates that we may develop, we must conduct, at our own expense, adequate and well-controlled clinical trials to demonstrate efficacy and safety in humans. Clinical testing is expensive, takes many years and has an uncertain outcome. Clinical failure can occur at any stage of the testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of SDX-105, SDX-101 or SDX-102, or any other product candidates that we may develop, including the following:

•	our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and/or pre-clinical testing;

•	registration and/or enrollment in our Phase II clinical trials for SDX-105, SDX-101 and SDX-102 may be slower than we currently anticipate, resulting in significant delays;

•	efficacy and safety results attained in these trials may be less robust than the results obtained in prior clinical trials;

•	costs of conducting our clinical trials may be greater than we currently anticipate;

•	after reviewing clinical test results, we may abandon projects that we might have previously believed to be promising;

•	we, or regulators, may suspend or terminate our clinical trials if the participating patients are being exposed to unacceptable health risks; and

•	the efficacy of SDX-105, SDX-101 or SDX-102, or any other product candidates that we may develop, or their side effects or other characteristics may delay or preclude regulatory approval or limit their commercial use if approved.

Success in pre-clinical testing and early clinical trials, whether performed in the U.S. or Europe, does not ensure that later clinical trials will provide adequate data to demonstrate the efficacy and safety of the investigational drug. For example, time-to-disease progression results in small-scale Phase II clinical trials are not necessarily indicative of the time-to-disease progression results in Phase III clinical trials with larger numbers of patients. Moreover, all clinical data reported is taken from databases that may not have been fully reconciled against medical records kept at the clinical sites particularly for those studies performed by third parties in Europe. A number of companies in the pharmaceutical industry, including companies both similar to ours and those with greater resources, have suffered significant setbacks in their Phase III trials, even after promising results in earlier clinical trials. The data collected from our clinical trials may not be adequate to support regulatory approval of SDX-105, SDX-101 or SDX-102, or any other product candidates that we may develop. We do not know whether any future Phase III clinical trials we may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market our products. Our failure to adequately demonstrate the efficacy and safety of SDX-105, SDX-101 or SDX-102, or any other product candidates that we may develop, will prevent receipt of regulatory approval and, ultimately, the commercialization of SDX-105, SDX-101 or SDX-102, or any other product candidates that we may develop.

Regulatory approval, if obtained, may be made subject to limitations on the conditions under which we may market a product for its approved indications. These limitations could adversely affect our potential product revenues. Regulatory approval may also require costly post-marketing follow-up studies. In addition, the labeling, packaging, adverse event reporting, storage, advertising, promotion and record-keeping related to the product will be subject to extensive ongoing regulatory requirements and periodic inspections by regulatory authorities. Failure to sufficiently comply with applicable regulatory requirements, such as current Good Manufacturing Practices, or cGMP, may, among other things, result in fines, suspensions of regulatory approvals, product recalls, product seizures, operating restrictions and criminal prosecution.

We have incurred significant operating losses since our inception and anticipate that we will incur continued losses for the foreseeable future.

We are a development-stage company with a limited operating history. We have focused primarily on in-licensing, developing and conducting clinical trials with the goal of supporting regulatory approval for our three clinical-stage compounds, SDX-105, SDX-101 and SDX-102. We have financed our operations almost exclusively through private placements of preferred stock and have incurred losses in each year since our inception in 2000. Net losses were $10.8 million in 2003, $7.2 million in 2002 and $4.5 million in 2001. As of December 31, 2003, we had an accumulated deficit of $22.6 million. These losses, among other things, have had and will continue to have an adverse effect on our stockholders’ equity and working capital. We expect our research and development as well as clinical product manufacturing expenses to increase in connection with our ongoing Phase II and planned Phase III clinical trials for SDX-105 and additional Phase II and Phase III clinical trials for SDX-101 and 102 and other clinical trials that we may initiate. In addition, if we obtain regulatory approval of SDX-105, SDX-101 or SDX-102, we expect to incur sales, marketing and outsourced manufacturing expenses as well as continued research and development expenses. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing oncology drugs, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

We currently have no source of revenue and may never be profitable.

Our ability to become profitable depends upon our ability to generate revenue. To date, we have not generated any revenue from our development-stage products, and we do not know when, or if, we will generate any revenue. Our ability to generate revenue depends on a number of factors, including, but not limited to, our ability to:

•	successfully complete our ongoing and planned clinical trials for each of our three clinical stage product candidates;

•	obtain regulatory approval for one or more of our three product candidates;

•	assuming these regulatory approvals are received, manufacture commercial quantities of our products at acceptable cost levels; and

•	successfully market and sell any approved products.

Even if one or more of our product candidates is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product. We also do not anticipate that we will achieve profitability for at least several years after generating material revenues, if ever. If we are unable to generate revenues, we will not become profitable, and may be unable to continue operations without continued funding.

Delays in clinical testing and regulatory submissions could result in increased costs to us and delay our ability to generate revenue.

Significant delays in the progress of clinical testing of our investigational products could materially impact our product development costs. We do not know whether planned clinical trials will begin on time, will need to be restructured or will be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including delays in obtaining regulatory approval to commence a study, delays in reaching agreement on acceptable clinical study agreement terms with prospective clinical study sites, delays in obtaining institutional review board approval to conduct a study at a prospective site and delays in recruiting sufficient numbers of patients to participate in a study at a clinical site.

In addition, we do not have the ability to completely and independently conduct clinical trials for SDX-105, SDX-101 or SDX-102, or any other product candidates that we may develop. Although we design and manage our current pre-clinical studies and clinical trials, we rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract clinical testing laboratories, to enroll patients in our clinical trials and to oversee the operations of these clinical trials and to perform data collection and analysis. As a result, we may face additional delays outside of our control if these parties do not perform their obligations in a timely fashion. If third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to our clinical protocols and comply with current Good Clinical Practice regulatory requirements, or for other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize any of our product candidates. If we have significant delays in testing, our financial results and the commercial prospects for SDX-105, SDX-101 or SDX-102, or any other product candidates that we may develop, will be harmed, our costs could increase and our ability to generate revenue could be delayed.

We may need substantial additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts.

Developing new drugs for treating cancer, conducting clinical trials, establishing outsourced manufacturing relationships and successfully manufacturing and marketing cancer drugs that we may develop is expensive. We may need to raise additional capital to:

•	fund our operations and continue to conduct adequate and well-controlled clinical trials to provide clinical data to support regulatory approval of marketing applications;

•	continue our research and development activities;

•	qualify and outsource the commercial-scale manufacturing of our products under cGMP; and

•	commercialize SDX-105, SDX-101 or SDX-102 or any other drugs that we may develop, if any of these drugs receive regulatory approval.

We believe that the net proceeds from this offering, together with interest thereon and existing financial resources, will be sufficient to fund our operations for at least the next 24 months. We have based this estimate on assumptions that may prove to be wrong, and we could spend our available financial resources much faster than we currently expect. Our future funding requirements will depend on many factors, including, but not limited to:

•	the rate of progress and cost of our clinical trials and other research and product development programs;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights associated with our product candidates; the cost and timing of completion of an outsourced commercial scale product;

•	the costs and timing of regulatory approval;

•	the costs of establishing sales, marketing and distribution capabilities;

•	the effect of competing technological and market developments; and

•	the terms and timing of any collaborative, licensing, co-promotion or other arrangements that we may establish.

Future capital requirements also will depend on the extent to which we acquire or invest in additional complementary businesses, products and technologies, but we currently have no commitments or agreements relating to any of these types of transactions.

Until we can generate a sufficient amount of product revenue, if ever, we expect to finance future cash needs through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements, as well as through interest income earned on cash balances. We cannot be certain that additional funding will be available on acceptable terms, or at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs or our commercialization efforts.

Raising additional funds by issuing securities or through collaboration and licensing arrangements may cause dilution to existing stockholders or require us to relinquish rights to our existing products, or any other products that we may develop.

We may raise additional funds through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements. To the extent that we raise additional funds by issuing equity or other securities convertible into equity, our stockholders will experience dilution. Debt financing, if available, may involve restrictive covenants. To the extent that we raise additional funds through collaboration and licensing arrangements, it will be necessary to relinquish some rights to our existing products, or any other products that we may develop, or grant licenses on terms that are not favorable to us.

We have no experience manufacturing any product candidates for the number of patients and at a cost that would enable widespread commercial use.

To date, we have only manufactured SDX-101 in quantities necessary to support our ongoing clinical trials. We have no experience in manufacturing any of our products under cGMP regulations for the number of patients and at a cost that would enable commercial use. To commercialize any of our products, we will need to qualify and outsource manufacturing to a commercial scale manufacturing facility that complies with cGMP. In doing so, we may encounter problems with any of the following:

•	failure to control costs;

•	establishing FDA compliant quality control and assurance;

•	shortages of qualified personnel;

•	failure to obtain a sufficient supply of key materials; and

•	failure to adequately comply with FDA and other regulations.

If we are unable to secure a sufficient supply of our products on acceptable terms from our third-party contract manufacturing sources or assure their compliance with cGMP regulations, the commercialization of any of our products that may receive regulatory approval, if any, will be delayed or prevented.

If we are unable to establish sales and marketing capabilities or enter into agreements with companies to sell and market SDX-105, SDX-101 or SDX-102, we may be unable to generate product revenue.

We do not currently have a sales organization and have no experience as a company in the sales, marketing and distribution of pharmaceutical products. In order to commercialize any products, we must develop our sales, marketing and distribution capabilities or make arrangements with a third party to perform these services. We currently plan to establish our own sales force to market SDX-105 and SDX-101 in the U.S. to hematology/oncology physicians, assuming regulatory approvals. We plan to make arrangements for a third party to sell SDX-102 should it be approved for marketing. Developing a sales force is expensive and time consuming and could delay any product launch. We cannot be certain that we would be able to develop this capacity. If we are unable to establish our sales and marketing capability, we will need to contract with third parties to market and sell SDX-105, SDX-101 or SDX-102 in the U.S. We will also need to develop a plan to market and sell SDX-101 or SDX-102 outside the U.S. To the extent that we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenues will be lower than if we directly marketed and sold any products that we may develop. If we are unable to establish adequate sales, marketing and distribution capabilities, independently or with others, we may not be able to generate product revenue and may not become profitable.

If we fail to identify and in-license other patent rights, products or product candidates, we may be unable to grow our revenues.

We do not conduct significant internal new product research. Our strategy is to in-license products or product candidates and further develop them for commercialization. The market for acquiring and in-licensing patent rights, products and product candidates is intensely competitive. If we are not successful in identifying and in-licensing other patent rights, products or product candidates, we may be unable to grow our revenues with sales from new products.

Risks Related to Our Industry

If we are sued for infringing intellectual property rights of third parties, it will be costly and time consuming, and an unfavorable outcome in any litigation would harm our business.

Our ability to commercialize SDX-105, SDX-101 or SDX-102, or any other product candidates that we may develop, depends upon our ability to develop, manufacture, market and sell SDX-105, SDX-101 or SDX-102, or any other product candidates that we may develop, without infringing the proprietary rights of third parties. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the general field of oncology and cover the use of numerous oncology compounds in our targeted diseases. In addition, because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that SDX-105, SDX-101 or SDX-102, or any other product candidates that we may develop, may infringe. There could also be existing patents of which we are not aware that SDX-105, SDX-101 or SDX-102, or any other product candidates that we may develop, may inadvertently infringe.

There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and biopharmaceutical industries generally. If a third party claims that we infringe on their products or technology, we could face a number of issues, including:

•	infringement and other intellectual property claims which, with or without merit, can be expensive and time-consuming to litigate and can divert management’s attention from our core business;

•	substantial damages for past infringement which we may have to pay if a court decides that our product infringes on a competitor’s patent;

•	a court prohibiting us from selling or licensing our product unless the patent holder licenses the patent to us, which it is not required to do;

•	if a license is available from a patent holder, we may have to pay substantial royalties or grant cross licenses to our patents; and

•	redesigning our processes so they do not infringe, which may not be possible or could require substantial funds and time.

In particular, we are aware of two patents held by others that may be interpreted to have claims that cover specific uses of SDX-105 and we are aware of one patent that may be interpreted to have claims that cover specific uses of SDX-101. To date, we have not obtained licenses for these patents because, among other reasons, we believe that our pre-commercialization activities fall within the scope of available exemptions. We may seek to obtain licenses to one or more of these patents. A license may not be available to us on acceptable terms in the future, if at all. We may be exposed to future litigation by the companies holding these patents or other third parties based on claims that SDX-105, SDX-101 or SDX-102, or any other product candidates that we may develop or the methods we employ to manufacture them, infringe upon their intellectual property rights. Our ability to manufacture and commercialize SDX-105, SDX-101 or SDX-102, or any other product candidates that we may develop, may depend on our ability to demonstrate that SDX-105, SDX-101 or SDX-102, or any other product candidates that we may develop and our outsourced manufacturing processes, do not come within the scope of the claims in the issued patents. In the event that we are not successful, we could be required to pay damages and could be unable to commercialize SDX-105, SDX-101 or SDX-102, or any other product candidates that we may develop, unless we obtain a license.

Because it is difficult and costly to protect our proprietary rights, we may not be able to ensure their protection.

Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection for SDX-105, SDX-101 or SDX-102, or any other product candidates that we may develop, and the methods we use to manufacture them, as well as successfully defending these patents against third-party challenges. We will only be able to protect our technologies from unauthorized use by third parties to the extent that valid and enforceable patents or trade secrets cover them.

The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in pharmaceutical or biotechnology patents has emerged to date in the U.S. The patent situation outside the U.S. is even more uncertain. Changes in either the patent laws or in interpretations of patent laws in the U.S. and other countries may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents.

The degree of future protection for our proprietary rights is uncertain, because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•	under our agreement with the Regents of the University of California, or UC, our exclusive rights could become non-exclusive or terminate if we do not diligently pursue development milestones;

•	we might not have been the first to make the inventions covered by each of our pending patent applications and issued patents;

•	we might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our products or technologies;

•	it is possible that none of our pending patent applications will result in issued patents;

•	our issued patents may not provide a basis for commercially viable active products, may not provide us with any competitive advantages, or may be challenged by third parties;

•	we may not develop additional proprietary technologies that are patentable; or

•	patents of others may have an adverse effect on our business.

Patent applications in the U.S. are maintained in confidence for at least 18 months after their filing. Consequently, we cannot be certain that we were the first to invent or the first to file patent applications on some of our product candidates. In the event that a third party has also filed a U.S. patent application relating to our product candidates or a similar invention, we may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention in the U.S. The costs of these proceedings could be substantial and it is possible that our efforts would be unsuccessful, resulting in a material adverse effect on our U.S. patent position. Furthermore, we may not have identified all U.S. and foreign patents or published applications that affect our business either by blocking our ability to commercialize our drugs or by covering similar technologies that affect our drug market.

In addition, some countries, including many in Europe, do not grant patent claims directed to methods of treating humans, and in these countries patent protection may not be available at all to protect our drug candidates. Even if patents issue, we cannot guarantee that the claims of those patents will be valid and enforceable or provide us with any significant protection against competitive products, or otherwise be commercially valuable to us.

We also rely on trade secrets to protect our technology, particularly where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. While we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our information to competitors. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the U.S. are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how.

We are subject to extensive regulation, which can be costly, time consuming and subject us to unanticipated delays or may prevent us from obtaining required approvals to commercialize any product candidates that we may develop.

Clinical trials and outsourced manufacturing activities for SDX-105, SDX-101 or SDX-102, and any other product candidates that we may develop, are subject to comprehensive regulation by the FDA and other regulatory agencies in the U.S. and by comparable authorities in other countries. The process of obtaining marketing approvals is expensive, takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. In addition, our contract manufacturing facilities must demonstrate their compliance with cGMP regulations when inspected by FDA. Regulatory approval policies or regulations may change. We will not be able to commercialize SDX-105, SDX-101 or SDX-102, or any other product candidates that we may develop, until we obtain FDA approval in the U.S. or approval by comparable authorities in other countries. We do not expect to receive regulatory approval for the commercial sale of any of our existing product candidates for the foreseeable future. Any delay in obtaining, or inability to obtain, the required regulatory approvals would prevent us from commercializing SDX-105, SDX-101 or SDX-102, or any other product candidates that we may develop.

If we receive regulatory approval to sell SDX-105, SDX-101 or SDX-102, or any other product candidates that we may develop, the FDA and foreign regulatory authorities may, nevertheless, impose significant restrictions on the indicated uses or marketing of our product candidates, or impose ongoing requirements for post-approval, also known as Phase IV, clinical studies. In addition, regulatory agencies subject a marketed product, its manufacturer and the manufacturer’s facilities to continual review and periodic inspections. If we discover previously unknown problems with a product, such as unexpected adverse safety events, or our outsourced manufacturing or laboratory facility fails to comply with cGMP regulations, a regulatory agency may impose restrictions on that product or on us, including requiring us to withdraw the product from the market. We will be subject to ongoing FDA requirements for submission of safety and other post-market information. If we fail to adequately comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters requiring us to expend considerable resources to address specified regulatory compliance issues;

•	impose civil or criminal penalties for failure to adequately comply with regulatory requirements;

•	suspend or withdraw our regulatory approval to market a specific drug or all drugs;

•	place our ongoing clinical trials on clinical hold or withdraw authority to continue our trials;

•	refuse to approve pending applications for any new drugs or supplements to approved applications filed by us;

•	impose restrictions on our operations, including closing our facility for failure to comply with cGMP or other regulations; or

•	seize or detain products or require a product recall.

In order to obtain required regulatory approvals, we will need to ensure that all of our processes, methods and equipment are compliant with cGMP, and perform extensive periodic audits of vendors, contract testing laboratories and suppliers. The cGMP requirements govern the procedures for conducting quality control of the manufacturing process and documentation of corporate regulatory activities. We have only undertaken initial steps towards achieving compliance with these regulatory requirements. In complying with cGMP, we will be obligated to expend time, money and effort in production, record-keeping and quality control to assure that the product meets applicable specifications and other requirements.

Even if approved for marketing, the commercial success of SDX-105, SDX-101, or SDX-102, or any other product candidates that we may develop, will depend upon the degree of market acceptance of these products among physicians, patients, health care payors and the medical community.

SDX-105, SDX-101 or SDX-102, or any other product candidates that we may develop, if any, may not gain market acceptance among physicians, patients, health care payors and the medical community. The degree of market acceptance of any approved products will depend on a number of factors, including:

•	the prevalence and severity of any expected or unexpected adverse side effects;

•	potential advantages over alternative treatments;

•	ability to produce the drug at a competitive price;

•	relative convenience and ease of administration;

•	the strength of marketing and distribution support; and

•	sufficient third-party coverage or reimbursement.

If SDX-105, SDX-101 or SDX-102, or any other product candidates that we may develop, are approved but do not achieve an adequate level of acceptance by physicians, patients, health care payors or the medical community, we may not generate product revenue and we may not become profitable.

If we are unable to obtain acceptable prices or adequate reimbursement from third-party payors, our revenues and prospects for profitability will suffer.

Our ability to commercialize our product candidates is highly dependent on the extent to which coverage and reimbursement for such product candidates will be available from governmental payors, such as Medicare and Medicaid, private health insurers, including managed care organizations, and other third-party payors. We, and any of the distributors with which we may contract, will also have to comply with third-party reimbursement regulations and requirements, including laws against fraud and abuse and physician kick-backs.

Many patients will not be capable of paying for products that we may develop and will rely on third-party payors to pay for their medical needs. A primary current trend in the U.S. health care industry is toward cost containment. Large private payors, managed care organizations, group purchasing organizations and similar organizations are exerting increasing influence on decisions regarding the use of, and reimbursement levels for, particular treatments. These third-party payors, including Medicare, are challenging the prices charged for medical products and services, and many third-party payors limit reimbursement for newly approved health care products. In particular, third-party payors may limit the indications for which they will reimburse patients who use products that we may develop. Cost-control initiatives could decrease the price we might establish for products that we may develop which would result in lower product revenues. If the prices for products that we may develop decrease or if governmental and other third-party payors do not provide adequate coverage and reimbursement levels for our products, our revenue and prospects for profitability will suffer.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003, also known as the MMA, became law in November 2003 and created a prescription drug benefit for Medicare beneficiaries. The impact of the MMA on drug prices over the next several years is unknown. The MMA also made adjustments to the physician fee schedule and the measure by which prescription drugs are presently paid, changing from average wholesale price to average sales price. The effect of these changes is unknown but may include slower adoption of new medicines by physicians and further pressure on drug companies to provide discount programs and reimbursement support programs.

If product liability lawsuits are successfully brought against us, we will incur substantial liabilities and may be required to limit commercialization of products that we may develop.

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face an even greater risk if we sell products that we may develop commercially. Currently, we are not aware of any historical or anticipated product liability claims involving any of our product candidates. In the future, an individual may bring a liability claim against us if any products that we may develop cause, or merely appear to have caused, an injury. If we cannot successfully defend ourselves against the product liability claim, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for products that we may develop;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	substantial monetary awards to patients;

•	loss of revenues; and

•	the inability to commercialize products that we may develop.

We have product liability insurance that covers our clinical trials up to a $5.0 million annual aggregate limit. We intend to expand our insurance coverage to include the sale of commercial products if marketing approval is obtained. However, insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost, and we may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise.

We may incur significant costs complying with environmental laws and regulations.

We use hazardous materials that could be dangerous to human health, safety or the environment. As appropriate, we store these materials and various wastes resulting from their use at our facility pending ultimate use and disposal. We currently contract with a third party to dispose of these materials and various wastes resulting from the use of these materials at our facility. We are subject to a variety of federal, state and local laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these materials and wastes resulting from their use. We may also incur significant costs complying with both existing and future environmental laws and regulations. We are subject to regulation by the Occupational Safety and Health Administration, or OSHA, the California and federal environmental protection agencies and to regulation under the Toxic Substances Control Act. OSHA or the California or federal Environmental Protection Agency, or EPA, may adopt regulations that may affect our research and development programs. We are unable to predict whether any agency will adopt any regulations that could have a material adverse effect on our operations.

If we use biological and hazardous materials in a manner that causes injury or violates laws, we may be liable for damages.

Our research and development and manufacturing activities involve the use of biological and hazardous materials. Although we believe our safety procedures for handling and disposing of these materials comply with federal, state and local laws and regulations, we cannot entirely eliminate the risk of accidental injury or contamination from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our resources.

If we fail to attract and keep key management and scientific personnel, we may be unable to successfully develop product candidates or commercialize any resulting products.

Our success depends on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions, clinicians and scientists. We are highly dependent upon our senior management and scientific staff, particularly David S. Kabakoff, Ph.D., our co-founder, chairman, chief executive officer and president and F. Andrew Dorr, M.D., our chief operating officer. The loss of services of Dr. Kabakoff, Dr. Dorr or one or more of our other key employees could delay or prevent the successful completion of our clinical trials or the commercialization of our products. Although we intend to enter into employment agreements, conditioned on the consummation of this offering, these agreements provide for at-will employment and are terminable any time, with or without notice. Therefore, we cannot assure you that we will be able to retain their services. The competition for qualified personnel in the biotechnology field is intense. We will need to hire additional personnel as we continue to expand our development and commercialization activities. We may not be able to attract and retain quality personnel on acceptable terms given the competition for such personnel among biotechnology, pharmaceutical and other companies.

If our competitors are better able to develop and market products that are more effective than products that we may develop, our commercial opportunity will be reduced or eliminated.

We face competition from established pharmaceutical and biotechnology companies, as well as from academic institutions, government agencies and private and public research institutions. Various products currently are marketed for the treatment of NHL, CLL, MM and other cancers that we may target with our product candidates and a number of companies are developing new treatments. Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Our commercial opportunity will be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer side effects or are less expensive than products that we may develop. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business.

We expect that our ability to compete effectively will depend upon our ability to:

•	successfully and rapidly complete adequate and well-controlled clinical trials that demonstrate statistically significant safety and efficacy and to obtain all requisite regulatory approvals in a cost-effective manner;

•	maintain a proprietary position for our manufacturing processes and other technology;

•	attract and retain key personnel; and

•	build an adequate sales and marketing infrastructure for any approved products.

Failure to do one or more of these activities could have an adverse effect on our business, financial condition or results of operations.

We will need to increase the size of our organization, and we may experience difficulties in managing growth.

In order to continue our clinical trials and commercialize SDX-105, SDX-101 or SDX-102, or any other products that we may develop, we will need to expand our managerial, operational, financial, regulatory and other resources. Future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. Our future financial performance and our ability to successfully commercialize SDX-105, SDX-101 or SDX-102, or any other products that we may develop, and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to:

•	manage our research and development efforts effectively;

•	manage our clinical trials effectively;

•	integrate additional management, administrative, manufacturing and sales and marketing personnel;

•	develop our administrative, accounting and management information systems and controls; and

•	hire and train additional qualified personnel.

We may not be able to accomplish these tasks, and our failure to accomplish any of them could harm our financial results.

Our business and operations would suffer in the event of system failures.

Despite the implementation of security measures, our internal computer systems are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Any system failure, accident or security breach that causes interruptions in our operations could result in a material disruption of our drug discovery programs. To the extent that any disruption or security breach results in a loss or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we may incur liability as a result, our drug discovery programs may be adversely affected and the further development of our product candidates may be delayed. In addition, we may incur additional costs to remedy the damages caused by these disruptions or security breaches.

Risks Related to This Offering

There has been no prior public market for our common stock and an active trading market may not develop.

Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise additional capital in the future by selling shares of capital stock and may impair our ability to acquire other companies or technologies by using our shares as consideration.

We expect that the price of our common stock will fluctuate substantially.

The initial public offering price for the shares of our common stock sold in this offering has been determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering. The price of our common stock may decline. In addition, the market price of our common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:

•	the results from our clinical trial programs, including our planned Phase II and Phase III clinical trials for SDX-105, SDX-101 and SDX-102;

•	the results of clinical trial programs for SDX-105 being performed by others;

•	FDA or international regulatory actions; including failure to receive regulatory approval for any of our products;

•	failure of any of our product candidates, if approved, to achieve commercial success;

•	announcements of the introduction of new products by us or our competitors;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	developments concerning product development results or intellectual property rights of others;

•	litigation or public concern about the safety of our potential products;

•	actual and anticipated fluctuations in our quarterly operating results;

•	deviations in our operating results from the estimates of securities analysts or other analyst comments;

•	additions or departures of key personnel;

•	third-party reimbursement policies; and

•	developments concerning current or future strategic alliances.

In addition, the stock market in general, and the Nasdaq National Market and the market for life sciences companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, the market prices of securities of biotechnology companies have been particularly volatile. These broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. This type of litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and resources.

Our executive officers and directors and their affiliates will exercise control over stockholder voting matters in a manner that may not be in the best interests of all of our stockholders.

Immediately after this offering, our executive officers and directors and their affiliates will together control approximately     % of our outstanding common stock. As a result, these stockholders will collectively be able to significantly influence all matters requiring approval of our stockholders, including the election of directors and approval of significant corporate transactions. The interests of this group of stockholders may not always coincide with the interests of other stockholders. The concentration of ownership may also delay, prevent or deter a change in control of our company even when the change could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or our assets and might affect the prevailing market price of our common stock.

Our management team may invest or spend the proceeds of this offering in ways in which you may not agree or in ways which may not yield a return.

Management will have broad discretion over the use of proceeds from this offering. The net proceeds from this offering will be used for clinical trials of our product candidates and the associated expenses to supply drug for these trials, licensing and pre-clinical development expenses, pre-commercialization expenses and for other general corporate purposes, including working capital and capital expenditures. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. We have not reserved or allocated specific amounts for these purposes, and we cannot specify with certainty how we will use the net proceeds. Accordingly, our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that lose value.

Future sales of our common stock may depress our stock price.

After this offering, we will have              shares of common stock outstanding. The              shares sold in this offering, or              shares if the underwriters’ over-allotment is exercised in full, will be freely tradeable without restriction or further registration under federal securities laws unless purchased by our affiliates. The remaining              shares of common stock outstanding after this offering, based upon shares outstanding as of March 31, 2004, will be available for sale in the public market as follows:

Number of Shares	Date of Availability for Sale
As of the date of this prospectus
180 days following the effective date of this Registration Statement

The above table assumes the effectiveness of the lock-up agreements under which current holders of substantially all of our common stock have agreed not to sell or otherwise dispose of their shares of common stock. SG Cowen Securities Corporation may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. In considering any request to release shares subject to a lock-up agreement, SG Cowen Securities Corporation will consider the facts and circumstances relating to a request at the time of that request.

If our common stockholders sell substantial amounts of common stock in the public market, or if the market perceives that these sales may occur, the market price of our common stock may decline. After this offering, the holders of approximately              shares of our common stock will have rights, subject to specified conditions, to require us to file registration statements covering the resale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. These registration rights of our stockholders could impair our ability to raise capital by depressing the price at which we could sell our common stock.

In addition, as soon as practicable after the completion of this offering, we intend to file a registration statement under the Securities Act covering              shares of common stock issuable upon exercise of outstanding options under our stock plans and              shares of common stock reserved for future issuance under our equity incentive plan. Accordingly, shares registered under this registration statement will be available for sale in the open market, subject to vesting restrictions with us, the contractual lock-up agreements described above and the contractual lock-up agreements and market stand-off provisions contained in the agreements pursuant to which these options were issued.

As a new investor, you will experience immediate and substantial dilution in the net tangible book value of your shares.

The initial public offering price of our common stock in this offering is considerably more than the net tangible book value per share of our outstanding common stock. Accordingly, investors purchasing shares of common stock in this offering will:

•	pay a price per share that substantially exceeds the value of our assets after subtracting liabilities; and

•	contribute % of the total amount invested to date to fund our company based on the initial offering price to the public of $ per share, but will own only % of the shares of common stock outstanding after the offering.

To the extent outstanding stock options or warrants are exercised, there will be further dilution to new investors.

Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control and could also limit the market price of our stock.

Our amended and restated certificate of incorporation and restated bylaws contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions include:

•	a board of directors divided into three classes serving staggered three-year terms;

•	a prohibition on stockholder action through written consent;

•	a requirement that special meetings of stockholders be called only by the chairman of the board of directors, the chief executive officer, the president or by a majority of the total number of authorized directors;

•	advance notice requirements for stockholder proposals and nominations;

•	a requirement of approval of not less than 66 2/3% of all outstanding shares of our capital stock entitled to vote to amend any bylaws by stockholder action, or to amend specific provisions of our certificate of incorporation; and

•	the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval.

In addition, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our amended and restated certificate of incorporation, restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors, including to delay or impede a merger, tender offer, or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

We have never paid dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future.

We have paid no cash dividends on any of our classes of capital stock to date and we currently intend to retain our future earnings, if any, to fund the development and growth of our businesses. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

FORWARD-LOOKING STATEMENTS

This prospectus may contain forward-looking statements that involve substantial risks and uncertainties regarding future events or our future performance. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “may,” “intent,” “continue,” “will,” “plan,” “intend” and “expect” and similar expressions identify forward-looking statements. You can also identify these forward-looking statements by discussions of strategies, plans or intentions. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition or state other “forward-looking” information. We believe that it is important to communicate our future expectations to our investors. Although we believe that our expectations reflected in any forward-looking statements are reasonable, these expectations may not be achieved. The factors listed in the section captioned “Risk Factors,” as well as any cautionary language included in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this prospectus could have a material adverse effect on our business, performance, operating results and financial condition. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. Except as required by federal securities laws, we are under no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the              shares of common stock that we are selling in this offering will be approximately $             million, based on an assumed initial offering price to the public of $             per share, the mid-point of the range on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and our estimated offering expenses. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $             million.

The principal purposes of this offering are to create a public market for our common stock, to facilitate our future access to the public equity markets, and to obtain additional capital. We intend to use the net proceeds from this offering for:

•	clinical trials of our product candidates and the associated expenses to supply drug for these trials;

•	licensing and pre-clinical development expenses;

•	pre-commercialization expenses; and

•	other general corporate purposes.

In addition, we may use a portion of the net proceeds to acquire or invest in products or complementary businesses or to obtain the right to use complementary technologies. We have no commitments with respect to any acquisition or investment.

The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our clinical development, in-licensing and pre-commercialization activities and amount of cash used by our operations. We have not determined the amount or timing of expenditures in the areas listed above and will retain broad discretion in the allocation and use of the net proceeds. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities. We believe that our available cash, together with the net proceeds of this offering, will be sufficient to meet our capital requirements for at least the next 24 months.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all available funds to support our operations and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects and other factors as our board of directors may deem relevant.

CAPITALIZATION

The following table summarizes our capitalization as of December 31, 2003:

•	on an actual basis;

•	on a pro forma basis to give effect to:

•	the sale of 42,857,144 shares of our Series C preferred stock on March 30, 2004 for net proceeds of approximately $43.0 million; and

•	on a pro forma basis to give effect to the cash exercise of a warrant to purchase 714,286 shares of our Series C preferred stock at an exercise price of $1.15 per share; and

•	on a pro forma as adjusted basis to give effect to:

•	the conversion of all of our outstanding preferred stock into common stock in connection with this offering; and

•	the sale of shares of common stock at an assumed initial offering price of $ per share, the midpoint of our expected public offering price range, after deducting estimated underwriting discounts and commissions and our estimated offering expenses.

You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our financial statements and related notes appearing elsewhere in this prospectus.

	As of December 31, 2003
	Actual	Pro forma	Pro forma as adjusted
Current portion of notes payable	$107,000	$107,000	$107,000
Notes payable, less current portion	695,000	695,000	695,000
Stockholders’ equity:
Convertible preferred stock, $0.001 par value; 39,355,319 shares authorized, actual; 39,355,319 shares issued and outstanding, actual; 82,926,749 shares authorized, pro forma; 82,212,463 shares issued and outstanding, pro forma; 5,000,000 shares authorized, pro forma as adjusted; no shares issued and outstanding, pro forma as adjusted	39,000	82,000	—
Common stock, $0.001 par value; 50,581,039 shares authorized, actual; 4,649,250 shares issued and outstanding, actual; 101,200,000 shares authorized, pro forma; 4,649,250 shares issued and outstanding, pro forma; 5,000,000 shares authorized, pro forma as adjusted; shares issued and outstanding, pro forma as adjusted	5,000	5,000
Deferred compensation	(503,000)	(503,000)	(503,000)
Additional paid-in capital	38,006,000	80,948,000
Deficit accumulated during the development stage	(22,642,000)	(22,642,000)	(22,642,000)

Total stockholders’ equity	14,905,000	57,890,000

Total capitalization	$15,707,000	$58,692,000

The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of December 31, 2003, and also includes 42,857,144 shares of our Series C preferred stock sold in a private financing on March 30, 2004, and excludes as of December 31, 2003:

•	shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $ per share;

•	shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $ per share;

•	shares of common stock available for future issuance under our existing 2001 equity incentive plan;

•	shares of common available for future issuance under our equity incentive plan to be adopted in connection with this offering; and

•	shares of common stock issuable upon conversion of the shares of Series C preferred stock issuable upon exercise of an outstanding warrant at an exercise price of $ per share.

DILUTION

Our pro forma net tangible book value as of December 31, 2003 was approximately $             million, or approximately $             per share of our common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less the amount of our total liabilities, divided by the pro forma number of shares of common stock outstanding as of December 31, 2003, after giving effect to:

•	the net proceeds from the sale of 42,857,144 shares of Series C preferred stock on March 30, 2004 and the cash exercise of a warrant to purchase 714,286 shares of Series C preferred stock at an exercise price of $1.15 per share;

•	the conversion of shares of Series A preferred stock outstanding as of the date of this prospectus into shares of common stock on an approximate -for-one basis;

•	the conversion of shares of Series B preferred stock outstanding as of the date of this prospectus into shares of common stock on an approximate -for-one basis; and

•	the conversion of shares of Series C preferred stock outstanding as of the date of this prospectus into shares of common stock on an approximate -for-one basis.

Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering.

After giving effect to our sale of 42,857,144 shares of Series C preferred stock on March 30, 2004 with net proceeds of approximately $43.0 million and our sale of the              shares offered by us in this offering at an assumed initial public offering price of $             per share, the midpoint of our expected public offering price range, and after deducting estimated underwriting discounts and commissions and our estimated offering expenses, our adjusted pro forma net tangible book value as of December 31, 2003, would have been approximately $            , or approximately $             per share of common stock. This represents an immediate increase in pro forma net tangible book value of $             per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $             per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2003	$
Increase per share attributable to new investors

Pro forma net tangible book value per share after the offering

Dilution per share to new investors		$

The following table summarizes, on a pro forma basis as of December 31, 2003, after giving effect to the sale of our Series C preferred stock and the conversion of all outstanding shares of preferred stock into common stock as described above, the differences between our existing stockholders and investors in this offering with respect to the total number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by our existing stockholders and the price per share paid by investors in this offering based on an assumed initial public offering price of $             per share, the midpoint of our expected public offering price range, before deducting estimated underwriting discounts and commissions and our estimated offering expenses:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors

Total		100.0%		$100.0%

The tables and calculations above assume no exercise of the following outstanding options or warrants outstanding at December 31, 2003:

•	shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $ per share;

•	shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $ per share;

•	shares of common stock available for future issuance as of December 31, 2003 under our existing 2001 equity incentive plan;

•	an additional shares of common stock available for future issuance under our equity incentive plan to be adopted in connection with this offering; and

•	shares of common stock issuable upon conversion of the shares of Series C preferred stock issuable upon exercise of an outstanding warrant at an exercise price of $ per share.

Because the exercise price of the outstanding options and some of the warrants is significantly below the assumed initial offering price, investors purchasing common stock in this offering will suffer additional dilution when and if these options or warrants are exercised. Please see “Management—Employee Benefit Plans” for further information regarding our equity incentive plan to be adopted in connection with this offering. For information on warrants, please see “Description of Capital Stock.”

SELECTED FINANCIAL DATA

We were incorporated in Delaware in November 2000. The selected financial data should be read in conjunction with the financial statements and related notes and other financial information included elsewhere in this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Historical results are not necessarily indicative of our future results. The financial data summarized in the following tables has been rounded to the nearest thousand except for the share numbers.

Our balance sheet data as of December 31, 2002 and 2003 and our statements of operations data for the fiscal years ended December 31, 2001, 2002 and 2003 were derived from our audited financial statements included elsewhere in this prospectus. The balance sheet information as of December 31, 2000 and the statement of operations data for the period from inception through December 31, 2000 is derived from audited financial statements not included herein.

	For the period from November 28, 2000 (inception) to December 31, 2000	Fiscal Year Ended December 31,
		2001	2002	2003
Statements of Operations Data:
Expenses:
Research and development	$10,000	$3,329,000	$5,140,000	$8,205,000
General and administrative	52,000	1,288,000	2,366,000	2,781,000

Total expenses	62,000	4,617,000	7,506,000	10,986,000

Interest income, net	—	(90,000)	(289,000)	(193,000)

Loss before income taxes	(62,000)	(4,527,000)	(7,217,000)	(10,793,000)
Provision for income taxes	—	1,000	1,000	1,000

Net loss	$(62,000)	$(4,528,000)	$(7,218,000)	$(10,794,000)

Net loss per share, basic and diluted	$(6.29)	$(9.67)	$(3.80)	$(3.88)
Weighted average common shares used, basic and diluted	9,863	468,139	1,897,430	2,779,951
Pro forma basic and diluted net loss per share				$(0.47)
Pro forma basic and diluted weighted average shares used				86,110,089

Additional Financial Data:
Net cash used in operating activities	—	$4,265,000	$7,333,000	$10,368,000

	As of December 31,
	2000	2001	2002	2003
Balance Sheet Data:
Cash and cash equivalents	$3,000	$5,445,000	$25,051,000	$14,883,000
Working capital	(46,000)	5,223,000	25,407,000	14,730,000
Total assets	34,000	5,934,000	26,259,000	16,315,000
Current liabilities	80,000	502,000	391,000	715,000
Long-term liabilities	—	—	352,000	695,000
Deficit accumulated during development stage	(62,000)	(4,589,000)	(11,848,000)	(22,642,000)
Total stockholders’ equity	(47,000)	5,432,000	25,516,000	14,905,000

MANAGEMENT’S DISCUSSION AND

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the related notes to those statements included elsewhere in this prospectus. This discussion may contain forward-looking statements that involve risks and uncertainties. You can identify these forward-looking statements when you see us using words such as “anticipate,” “believe,” “estimate,” “may,” “intent,” “continue,” “will,” “plan,” “intend,” “expect,” and similar expressions. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the factors described in the “Risk Factors” section above and elsewhere in this prospectus. All forward-looking statements are qualified by and should be read in conjunction with those risk factors. Except as may be required by applicable law, we undertake no obligation to publicly update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Overview

We are developing cancer drugs with an initial commercial focus on hematologic cancers. We have built a portfolio of three clinical-stage product candidates and several pre-clinical compounds. In May 2003, we obtained an exclusive license from F-DE to develop and commercialize our lead product candidate, SDX-105, in the U.S. and Canada. The remainder of our existing product pipeline arises from rights exclusively licensed to us by the UC. Two product candidates licensed from UC are also in Phase II clinical trials.

To implement our strategy to develop new drugs for which some prior human clinical data are available, we have assembled a team with specific experience in the development of oncology products. Our team members in the past have contributed to the successful development and approval of eight oncology drugs. The team has competencies in clinical development, regulatory affairs, pre-clinical development, including formulation, analytical chemistry, pharmacology, toxicology and bioanalysis, as well as quality assurance. Our clinical and regulatory team has 14 members, including three medical oncologists and one Pharm.D. The product development and research team has 15 members, including eight Ph.D.s, responsible for all non-clinical development and a modest effort in early-stage research.

We are a development stage company and were incorporated in November 2000. To date, we have not generated any revenues and we do not expect to generate any revenue for the foreseeable future. We have financed our operations almost exclusively through private placements of preferred stock. In 2001, we sold $10.1 million of our Series A preferred stock. In 2002, we sold $27.5 million of our Series B preferred stock. In March 2004, we sold $45.0 million of our Series C preferred stock.

We have incurred significant losses since our inception in 2000 as we have devoted virtually all of our efforts to in-licensing and development of the products acquired. As of December 31, 2003, we had an accumulated deficit of $22.6 million. Our accumulated deficit resulted principally from our clinical development activities associated with our three clinical compounds, including a Phase I clinical trial of SDX-101 in normal volunteers, a dose-escalation study of SDX-101 in patients with CLL, a Phase II study of SDX-102 in patients with NSCLC, pancreatic cancer, sarcoma and mesothelioma, and a Phase II trial of SDX-105 in NHL patients who failed to respond to or relapsed within six months of treatment with Rituxan. Resources were also used to develop a proprietary assay to predict whether patients would be more likely to respond to our product candidate, SDX-102, to develop more potent analogs of SDX-101, to study other pre-clinical compounds and for general and administrative expenses to support our development efforts.

New drug development is a process that includes several steps defined by the FDA. The FDA approval process for oncology drugs involves completion of pre-clinical studies, both in vitro and in vivo, to establish a sufficient level of safety at the proposed protocol dose and dosing regimen. This information is provided to FDA together with proposed clinical protocols, chemistry and manufacturing information, analytical data, safety data and other information in an Investigational New Drug, or IND, application which becomes effective 30 days after submission, unless the FDA places the IND on clinical hold. The clinical development process typically involves three sequential testing phases: Phase I, II and III to yield adequate clinical data to demonstrate that an investigational drug is safe and efficacious, and occasionally a Phase IV post-approval clinical study. The most significant costs associated with oncology clinical trials are usually those incurred in Phase II and Phase III clinical trials as these trials tend to include the most patients and take the longest amount of time. After completion of clinical trials, all of the pre-clinical, clinical and manufacturing data is placed in an NDA that is submitted to the FDA. The FDA usually takes 45 days to determine if the NDA is sufficiently complete for substantive review and will then either accept it for filing or refuse to file the NDA. Once filed, for a standard review product, the FDA has 10 months to review all information submitted in order to grant or deny marketing approval of the drug. At the end of the 10 months, the FDA may issue an approval letter, issue an approvable letter requesting additional information before approval can be granted or issue a letter denying marketing approval if it determines the application does not provide an adequate basis of pre-clinical, clinical or manufacturing data for approval.

We expect to continue to incur net losses over the next several years as we continue our development, apply for regulatory approvals, manufacture drug supplies, work to establish sales, marketing and distribution capabilities and expand our product portfolio and operations.

Revenue.    We have not generated any operating revenues since our inception and do not expect to generate any revenue from the sale of our lead product candidate, SDX-105, for the foreseeable future.

Research and Development Expenses.    Our research and development activities are primarily focused on clinical trials for SDX-105, SDX-101 and SDX-102.

Expenses associated with these trials include the personnel costs related to our development activities, including amortization of stock-based compensation, as well as the costs for planning clinical trials, executing these trials, including costs of treatment of patients at multiple clinical trial sites, monitoring the data generated by these clinical trial sites, costs related to regulatory matters, costs of developing our manufacturing processes and contract manufacture of clinical trial drug supply. These expenses also include costs to license and protect the proprietary rights to our products.

Because we licensed rights in the U.S. and Canada to our lead product candidate, SDX-105, from F-DE in 2003, we did not incur significant development expenses for this product candidate prior to 2003. However, we expect to fund our own development activities and will continue to incur significant and potentially increasing costs in the future. During 2003, our research and development activities were primarily focused on SDX-101 and 102 until September 2003 when we began clinical trials for SDX-105. We expect that our primary focus in research and development in 2004 will be to advance SDX-105 from Phase II into Phase III, to advance SDX-101 into a second Phase II clinical trial and to complete the first Phase II trial of SDX-102. Our operating plan and resulting budgets call for continued development of all three clinical stage product candidates.

During the year ended December 31, 2003, options to purchase 1,085,500 shares of common stock were issued with an exercise price below the then-fair market value of common stock, which resulted in a $481,000 charge to deferred compensation which will be amortized to expense over the vesting period. The expense is reflected in research and development or in general and administrative depending on where the respective employee is generally charged. For 2003, $69,000 of expense is reflected in research and development and no charge was amortized to general and administrative expense.

General and Administrative Expenses.    General and administrative expenses consist primarily of the costs of administrative personnel, including amortization of stock-based compensation, and related facilities costs along with legal, accounting and professional fees.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based on our financial statements which have been prepared in accordance with accounting principals generally accepted in the U.S., or GAAP. The preparation of these financials requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities. We review our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of our assets and liabilities. Actual results may differ from these estimates. While our accounting policies are described in more detail in note 1 of our financial statements included in this prospectus, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements.

Research and Development Costs.    Research and development costs are expensed as incurred. Expenses related to clinical trials generally are accrued based on contracted amounts applied as patients are enrolled in the clinical trials.

Stock-Based Compensation.    In December 2002, SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123, was issued. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation from the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation. We adopted the disclosure requirements of SFAS No. 148 effective for the year ended December 31, 2002. As allowed by SFAS No. 123, we have elected to continue to apply the intrinsic value-based method of accounting prescribed in APB No. 25 and, accordingly, do not recognize compensation expense for stock option grants made at an exercise price equal to or in excess of the estimated fair value of the stock at the date granted. Deferred compensation is recognized and amortized on an accelerated basis in accordance with Financial Accounting Standards Board Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, over the vesting period of the related options.

Deferred compensation for options granted to non-employees has been determined in accordance with SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. Deferred charges for options granted to non-employees are re-measured quarterly based on the estimated fair market value of the underlying stock.

Income Taxes.    Income taxes are accounted for under the provisions of SFAS No. 109, Accounting for Income Taxes (see note 6 of our financial statements). Under SFAS No. 109, deferred income tax assets and liabilities are recognized based on differences between the financial statement and tax basis of assets and liabilities using presently enacted tax rates. At each balance sheet date, we evaluate the available evidence about future taxable income, and other possible sources of realization of deferred tax assets, and record a valuation allowance that reduces deferred tax assets to an amount that represents management’s best estimate of the amount of such deferred tax assets that more likely than not will be realized.

Results of Operations

Research and Development.    Research and development expenses increased 60% to $8.2 million for the year ended December 31, 2003 from $5.1 million for the year ended December 31, 2002. Research and development expenses represented 75% and 68% of our total operating expenses for the years ended December 31, 2003 and December 31, 2002, respectively. This increase was primarily due to having our SDX-101 and SDX-102 product candidates in Phase II clinical trials throughout 2003 and the addition of SDX-105 which was licensed into our clinical portfolio in May 2003 with Phase II clinical trials started for this product candidate in September 2003. We paid multiple sites to initiate and accrue patients to the clinical studies and increased our staffing to plan for and oversee the execution of these multi-center trials. We expect that our research and development expenditures will continue to increase substantially during 2004 and in subsequent years due to the addition of SDX-105 to our product portfolio and the expansion of the clinical trial programs for all three product candidates. The associated development of new systems and infrastructure necessary to complete our development activities will also add to our research and development expenses. We also expect to expand the scope of our development activities if and when positive clinical trial data are generated in our ongoing trials.

Research and development expenses increased 54% to $5.1 million in the year ended December 31, 2002 from $3.3 million in the year ended December 31, 2001. This increase was primarily due to our first product candidate, SDX-101, entering Phase II clinical trials in 2002 and increases in our staffing levels to plan for and oversee the execution of this trial. Resources needed in planning for and gearing up for the execution of our second Phase II clinical trial which began in the first quarter of 2003 also contributed to the 2002 increase.

General and Administrative.    General and administrative expenses increased 18% to $2.8 million in the year ended December 31, 2003 from $2.4 million in the year ended December 31, 2002. This increase was mainly the result of expenditures to continue to build the infrastructure required to support the clinical programs by rounding out the management team, expanding into a newly leased facility and implementing systems necessary to support overall corporate activities. Approximately 69% of the 2003 expense was employee and facility related. We expect general and administrative expenses will continue to increase due to continued support of our clinical programs, business development efforts to find and obtain additional clinical candidates and further expansion of our infrastructure as needed.

Since our inception, we have spent $77,000 in sales and marketing expenses including market research and commercialization planning expenses. We expect that our sales and marketing expenses will increase over the next several years as we support our initial commercialization efforts for SDX-105. These market research and commercialization planning expenses are included in general and administrative expenses for 2003.

General and administrative costs increased 84% to $2.4 million in the year ended December 31, 2002 from $1.3 million in the previous year. The increase was a result of continuing to build our management team during 2002 and continuing to build the infrastructure to support our clinical programs. Approximately 75% of the 2002 general and administrative expenses were employee and facility related.

Interest Income, Net.    Net interest income for the year ended December 31, 2003 decreased by 33% to $193,000 from $289,000 in the previous year. This decrease is due to both higher cash balances in 2002 as a result of the $27.5 million raised and the decrease in interest rates in 2003.

Net interest income for the year ended December 31, 2002 increased to $289,000 from $90,000 for the year ended December 31, 2001. This increase in net interest income reflects the investment of $27.5 million raised during 2002.

Interest income is shown net of interest expense of $55,000, $15,000 and $0 for the years ended December 31, 2003, 2002 and 2001, respectively.

Liquidity and Capital Resources

We have incurred net losses each year since our inception and we have financed our operations and internal growth almost exclusively through private placements of our preferred stock. For at least the next several years, we expect additional operating losses and negative cash flows from our operations.

At December 31, 2003, we had cash and cash equivalents of $14.9 million, compared to $25.1 million on December 31, 2002, $5.4 million on December 31, 2001, and $3,000 on December 31, 2000. On March 30, 2004,

we completed the sale of 42,857,144 shares of Series C preferred stock with net proceeds of approximately $43.0 million.

Net cash used in operating activities for the years ended December 31, 2003, 2002 and 2001 was $10.4 million, $7.3 million and $4.3 million, respectively. The increase in net cash used in operating activities in 2003 was a result of the expansion of our clinical trial programs and the addition of personnel. We expect that net cash used in operating activities will increase in the future.

Net cash provided from financing activities for the years ended December 31, 2003, 2002 and 2001 was $0.6 million, $27.6 million (of which a net of $27.3 million was raised in a Series B financing) and $9.8 million (of which a net of $10.0 million was raised in a Series A financing), respectively. A total of $500,000 equipment financing at 10.0% and $302,000 equipment financing with interest ranging from 7.68% to 7.87% were outstanding at December 31, 2003. These are both collateralized by the equipment financed.

Our contractual obligations as of December 31, 2003 are described below:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years
Description of Contractual Obligations
Long-term debt obligations	$802,000	$107,000	$695,000	—
Operating lease obligations	437,000	437,000	—	—

Total	$1,239,000	$544,000	$695,000	—

We lease our principal facilities under a non-cancelable operating lease expiring at the end of 2004. We have also entered into two lines of credit collateralized by the equipment purchased with funds in long-term debt. As of December 31, 2003, we did not have any capital lease obligations, purchase obligations or other long-term liabilities reflected on our balance sheet.

The contractual summary above reflects only payment obligations that are fixed and determinable. We also have contractual payment obligations, the timing of which is contingent on future events. Under our license agreement with F-DE, payments of up to an aggregate of $2.5 million would be due to F-DE if we achieve specified development and commercialization milestones relating to SDX-105. We have entered into a manufacturing agreement with Amcis AG, or Amcis, to supply us with bulk drug substance for our product candidate SDX-105. We estimate that our total commitment to Amcis is approximately $394,000 through December 31, 2004.

We believe that our current cash and cash equivalents, together with the proceeds from this offering, will be sufficient to fund our operations for at least the next 24 months. Until we can generate significant cash from our operations, we expect to continue to fund our operations with existing cash resources that were primarily generated from the proceeds of offerings of our equity securities. We may finance future cash needs through the sale of other equity securities, strategic collaboration agreements and debt financing. However, we may not be successful in obtaining collaboration agreements, or in receiving milestone or royalty payments under those agreements. In addition, we cannot be sure that our existing cash and marketable securities resources will be adequate or that additional financing will be available when needed or that, if available, financing will be obtained on terms favorable to us or our stockholders. Having insufficient funds may require us to delay, scale back or eliminate some or all of our research or development programs or delay the launch of our product candidates. Failure to obtain adequate financing also may adversely affect our ability to operate as a going concern. If we raise additional funds by issuing equity securities, substantial dilution to existing stockholders would likely result. If we raise additional funds by incurring debt financing, the terms of the debt may involve significant cash payment obligations as well as covenants and specific financial ratios that may restrict our ability to operate our business.

As of December 31, 2001, 2002 and 2003, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

Quantitative and Qualitative Disclosures About Market Risk

The primary objective of our investment activities is to preserve our capital for the purpose of funding operations while at the same time maximizing the income we receive from our investments without significantly increasing risk. To achieve these objectives, our investment policy allows us to maintain a portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds and corporate debt securities. Our cash and cash equivalents as of December 31, 2003 included liquid money market accounts. Due to the short-term nature of these instruments, a 1% movement in market interest rates would not have a significant impact on the total value of our portfolio as of December 31, 2003.

BUSINESS

Overview

Salmedix is an oncology drug development company with a commercial focus on the treatment of hematologic malignancies. We are currently advancing the development of three product candidates that have significant prior human clinical experience. Our most advanced product candidates are:

SDX-105.    Our lead product candidate, SDX-105, is an intravenously administered small molecule, which we are initially developing for indolent NHL and CLL. SDX-105 is currently marketed in Germany as Ribomustin®, and labeled for the treatment of hematologic cancers and selected solid tumors. In May 2003, we entered into a license agreement with F-DE, under which we obtained exclusive rights to use F-DE’s clinical trial data and proprietary information to develop, manufacture, have manufactured, market and sell SDX-105 in the U.S. and Canada. Extensive clinical data from trials conducted by F-DE and independent clinical investigators in our target indications have been published. Two new Phase III trials of SDX-105, one in NHL, conducted by independent investigators and one in CLL, under the sponsorship of F-DE, are currently ongoing in Europe. We have initiated a clinical trial program to generate data to support our U.S. and Canadian regulatory approval of SDX-105 as a single agent and in combination with Rituxan for treatment of indolent NHL. We intend to submit results from our clinical trials as the primary safety and efficacy data and to submit the published German clinical data as background information in support of our U.S. regulatory approval for NHL. We intend to directly market SDX-105 if successfully developed and approved in the U.S.

SDX-101.    Our second product candidate, SDX-101, is a first-in-class, orally active agent which acts by a novel mechanism to selectively induce apoptosis, or programmed cell death, in malignant white blood cells in patients with CLL. We completed a dose escalation study in CLL patients in the fourth quarter of 2003 which demonstrated clinical activity as evidenced by reduction in white blood cell count. We plan to commence our next Phase II trial of SDX-101 in CLL patients in mid-2004. We have worldwide rights to SDX-101 under an exclusive license agreement with UC. The FDA has granted orphan drug status for SDX-101 for CLL.

SDX-102.    Our third product candidate, SDX-102, is an intravenously administered small molecule with selective activity against tumors that cannot produce an important metabolic enzyme. Safety and tolerability data on SDX-102 were collected by the NCI in clinical trials that tested the drug across a variety of cancers which are now known to produce this enzyme with a high frequency. We developed a proprietary, practical laboratory assay to identify patients whose cancers cannot produce this metabolic enzyme and who may be more responsive to treatment with SDX-102. We are currently using our assay to select patients for Phase II trials of SDX-102 in difficult-to-treat cancers, including NSCLC, pancreatic cancer, sarcoma and mesothelioma, none of which was previously studied by the NCI. We are also collaborating with the NABTT cooperative group, which is expected to initiate a clinical trial of SDX-102 in patients with malignant brain tumors by mid-2004. We have worldwide rights to our SDX-102 program under an exclusive license agreement with UC.

We have built a strong technical team with significant oncology expertise and a strong business management team. Two of our co-founders, Dr. Carson and Dr. Kabakoff, and our key executives have each contributed significantly to the establishment and growth of multiple biopharmaceutical firms. Members of our oncology development team have contributed to the development of many cancer drugs, eight of which have been commercialized successfully.

Business Strategy

Our goal is to develop and commercialize a portfolio of oncology drugs primarily for hematologic malignancies. We believe that the hematology/oncology market is attractive because of its size, growth rate and rapid adoption of new drugs. In addition, a small number of opinion leaders significantly influence the types of drugs prescribed by these physicians. Approval by the FDA in this category generally has been based on objective response rates and duration of responses rather than demonstration of survival benefit. As a result, trials of drugs for hematologic malignancies have historically involved fewer patients and have been generally faster to complete than trials of drugs for solid tumor indications. To accomplish our mission, we are implementing the following strategies:

Further develop our three clinical-stage compounds by taking advantage of significant previous human clinical experience

We have taken advantage of the available clinical and non-clinical data on SDX-105, SDX-101 and SDX-102, which have been studied in man by others, as the basis for our current Phase II trials. We believe that this approach affords us many benefits, including significant cost and time savings in non-clinical activities such as manufacturing and toxicology, improving the selection of patient populations for our trials, optimizing our trial design and mitigating specific risks associated with drug development. This approach has allowed us to streamline our development and move rapidly into, or begin our clinical work, in Phase II trials. For example, with SDX-105 we have relied on significant clinical data in medical journals, or obtained from our partner, F-DE, to design our trials based on previously published drug safety and efficacy data in our target indications. We expect to derive further benefits from our strategy as our development programs progress, including reduced risk of significant new safety findings.

Establish our capability to directly commercialize our drugs for hematologic cancers in the U.S.

We plan to directly market SDX-105 in the U.S., if successfully developed and approved, to a target audience of hematologist/oncologists who represent the high prescribers of drugs to treat hematologic cancers. We plan to build a small sales force supported by medical science liaisons, in-house marketing resources and professional education staff. This commercial organization would also sell SDX-101, if successfully developed and approved, to the same target physicians, giving us the benefits of offering two complementary products. We believe that we will be well positioned to add other products targeting this market over time due to our clinical expertise and the relationships we are building during our development and pre-commercialization programs.

Broaden our portfolio by internal development and in-licensing

As our current clinical-stage candidates progress, we plan to apply resources to advance our pre-clinical programs, including our SDX-101 analog program, which builds on our clinical experience with SDX-101 itself and on our investment in characterizing its novel mechanism of action. We will continue to use our drug hunting approach in which our highly integrated pre-clinical, clinical research and drug development teams work actively with our business development group to identify and evaluate in-licensing candidates. We strive to apply the expertise of our team to create new, previously unrecognized product opportunities. We will maintain a priority on expanding the portfolio of products for our future direct sales effort. We will also seek to maintain a balance of reduced-risk, closer to market products, like SDX-105, and longer term opportunities.

Maximize the value of our product portfolio through partnerships outside the U.S. and for non-hematologic cancer indications

We intend to seek development and marketing partners for SDX-101 for territories outside the U.S. to expand the potential revenue stream for our product candidates. We intend to partner SDX-102 and other product candidates which may require more extensive development and marketing resources for successful commercialization. We also intend to seek partners for the development of selected pre-clinical compounds so that we may continue to focus the majority of our investments and resources on our clinical-stage and other most-promising pre-clinical products. We believe partnerships will enable us to share development costs, risks and commercial returns on a regional or global basis.

Our Product Candidates and Pre-Clinical Programs

Our product pipeline consists of three clinical-stage product candidates and two pre-clinical programs that we have either in-licensed as a result of our drug-hunting activities or developed in conjunction with collaborators. Prior human clinical data and our unique insights into pharmacology and tumor biology have provided the basis for conducting new clinical trials with each of our clinical-stage drugs. Our portfolio includes SDX-105, a cytotoxic agent licensed from F-DE, and SDX-101, a pro-apoptotic therapy licensed from UC. SDX-101 acts by a novel mechanism discovered by our founders to enhance the activity of traditional chemotherapy agents. Our third product candidate, SDX-102, is a targeted agent whose selective activity against specific tumor types was characterized by our founders.

Name	Generic Name	Stage of Development	Potential Indications
SDX-105	Bendamustine hydrochloride	Phase II/III(1)	NHL, CLL, MM

SDX-101	R-etodolac	Phase II	CLL, MM, NHL

SDX-102	l-alanosine	Phase II	NSCLC, mesothelioma, pancreatic cancer, soft tissue sarcoma, osteosarcoma and brain tumors

SDX-101 analogs	NA	Pre-clinical	Prostate cancer, other solid tumors

SDX-103 program	NA	Pre-clinical	Acute leukemias, other cancers

(1)	We are currently conducting Phase II studies in the U.S. and Canada; Phase III studies have been completed in NHL and MM by F-DE in Germany and new Phase III studies in NHL and CLL are currently being conducted in Europe by F-DE and independent clinical investigators.

Cancers Targeted by Our Product Candidates and the Medical Need for New Therapies

Non-Hodgkin’s Lymphoma

NHL is a diverse group of white blood cell malignancies. According to the NCI, there were approximately 314,000 patients with NHL in the U.S. in 2000 and approximately 53,000 new cases were expected in 2003. NHL can be broken into two subgroups of approximately equal incidence: indolent, or slowly progressing; and aggressive, or rapidly progressing. The approach to treatment of NHL depends on both the classification and stage of the disease. While available therapy for aggressive NHL can sometimes be curative, no available therapy for advanced indolent NHL produces a cure. Therefore, the goals of current treatment regimens for indolent NHL are to prolong remission duration while minimizing treatment related toxicities to preserve patient quality of life. Since patients are typically treated with multiple and different courses of therapy when their disease recurs, and since treatment related toxicities can be cumulative, a need exists for alternative agents, with improved safety profiles, for patients requiring initial and subsequent courses of therapy.

Most patients with indolent NHL are not diagnosed until they are in an advanced stage of the disease. While most patients respond to initial chemotherapy, immunotherapy or a combination of these two therapies, the disease will recur in almost all patients. Once a relapse occurs, subsequent treatments generally result in fewer responses of shorter duration. Lack of response or relapse of patients treated with available cytotoxic agents is often due to the development of resistance to the chemotherapy, suggesting a need for an alternative agent which is active against cancers that are resistant to other currently available agents.

Immunotherapy with the monoclonal antibody rituximab, marketed as Rituxan and MabThera® for indolent NHL, has had a dramatic impact on treatment practice. Approximately 75% of relapsed indolent NHL patients receive Rituxan, either as a single agent or in combination with other agents as part of their therapy. The use of Rituxan in combination with existing chemotherapy regimens such as CHOP (cyclophosphamide, doxorubicin, vincristine and prednisone) or CVP (cyclophosphamide, vincristine and prednisone) is growing. Rituxan as a single agent results in an approximately 50% overall response rate, defined as a greater than 50% reduction in tumor measurements in approximately 50% of relapsed NHL patients. Combination regimens produce overall response rates as high as approximately 95% in previously untreated patients. However, the most aggressive combination regimens produce severe side effects that limit their suitability for use in some patients. The radioimmunotherapy products Zevalin and Bexxar are also approved in the U.S. for treatment of indolent NHL in relapsed patients. To date, these products have not achieved widespread use. Therefore, indolent NHL patients need new alternatives to existing therapies.

Chronic Lymphocytic Leukemia

CLL is the most prevalent form of adult leukemia in the U.S. According to the NCI, there were approximately 73,000 patients with CLL in the U.S. in 2000 and approximately 11,000 new cases were expected in 2003. Approximately 50% of CLL patients have no symptoms at diagnosis but exhibit elevated lymphocyte counts. As the disease progresses, patients develop impaired immunity that results in life-threatening infections. Physicians often adopt a watch-and-wait approach with early-stage CLL patients since the adverse side effects of available treatments can be significant and no available therapy cures the disease, highlighting the need for new therapies.

Traditionally, first-line treatment in symptomatic patients has included alkylating, or DNA damaging, agents, such as chlorambucil or fludarabine. Even patients who respond to their initial treatment eventually relapse and, as with NHL, generally will receive multiple single agent or combination regimens over time. Aggressive combination therapy regimens, such as the combination of fludarabine, cyclophosphamide and Rituxan, are also being tested in CLL but produce significant treatment related toxicities. Campath has been used in patients who have failed treatment with alkylating agents and fludarabine but its use is limited by infusion-related toxicities and risk of opportunistic infections.

All currently approved drugs for treating CLL are immunosuppressive. A need exists for drugs that can be added to existing regimens to improve efficacy without increasing the risk of life-threatening complications. A need also exists for drugs that are active in patients failing other regimens.

Multiple Myeloma

MM is a disorder of plasma cells that begins in the bone marrow. According to the NCI, there were approximately 47,000 patients with MM in the U.S. in 2000, and approximately 15,000 new cases were expected in 2003. Median survival for patients with MM is approximately two years, and the five year survival rate is approximately 29%. Symptomatic MM patients are typically treated with conventional chemotherapy using a variety of regimens, including VAD, or vincristine, adriamycin and dexamethasone, or melphalan with or without prednisone. Two classes of agents with significant activity for MM have recently emerged: Thalomid® (thalidomide) and its analogs, and Velcade. Thalomid, although approved by the FDA for a complication of leprosy, is being widely used off-label to treat patients with MM. Velcade received accelerated approval for use in patients whose disease has relapsed after two prior treatments and who have demonstrated resistance to their last treatment. As with CLL and NHL, a need exists for new drugs with increased efficacy and a better toxicity profile for patients with MM.

Non-Small Cell Lung Cancer

Lung cancer is the third most commonly diagnosed form of cancer in the U.S. According to the NCI, approximately 170,000 new cases of lung cancer were expected in the U.S. in 2003. Of these, approximately 136,000 cases were expected to be NSCLC. Some NSCLC patients who are diagnosed early can be cured with surgery or local radiation therapy. However, most cases are diagnosed at a later stage when current treatments have only modest effects. Treatment depends on the stage of disease with early-stage patients having a 70% survival at five years with surgery alone. Cytotoxics, including platinum agents and taxanes, form the mainstay of lung cancer treatments. However, since the majority of patients are not diagnosed until a late stage, over 90% eventually succumb to their disease. Therefore, NSCLC represents one of the greatest unmet medical needs in the oncology market.

Pancreatic Cancer

Pancreatic cancer has a five year survival rate below 5% and approximately 80% of patients present with advanced disease. According to the NCI, approximately 31,000 new cases of pancreatic cancer were expected in the U.S. in 2003. Gemzar (gemcitabine) is firmly established as the standard drug therapy even though it produces an overall response rate of less than 10% as a single agent and extends survival by approximately five months. New therapies are needed to combine with gemcitabine to improve the overall prognosis of patients with pancreatic cancer.

SDX-105

Background

SDX-105, or bendamustine hydrochloride, has been marketed and used clinically in Germany for many years in patients with NHL, CLL, MM, metastatic breast cancer and other solid tumors. In May 2003, we signed a license agreement with F-DE for exclusive rights in the U.S. and Canada to utilize F-DE’s proprietary information to develop, manufacture and market SDX-105. Prior clinical trials in Germany have established the efficacy of SDX-105 as both a single agent and in combination regimens and have highlighted its distinct properties as compared to other chemotherapies. Multiple trials sponsored by F-DE and independent investigators are currently being conducted in Europe in order to support new regulatory approvals in Europe. As part of a regulatory review of all products originally marketed in East Germany, bendamustine hydrochloride is required to undergo re-authorization by German regulatory authorities.

Under our agreement with F-DE we obtained, and have continuing access to, clinical study results, manufacturing know-how and all scientific data regarding SDX-105 from F-DE. By using this proprietary information and published clinical experience as the basis for our initial regulatory filings, we were able to commence clinical trials within four months of signing our agreement with F-DE. Our targeted clinical program uses established doses and administration schedules in specific indications where the safety and efficacy of SDX-105 have been demonstrated in actual clinical practice. We are initially developing SDX-105 for NHL and CLL.

Prior Development

SDX-105 is a cytotoxic agent chemically related to chlorambucil. In clinical trials conducted by others, SDX-105 has been shown to be effective in patients who have relapsed following therapy with other cytotoxic agents. These clinical observations are supported by laboratory studies showing activity against cancer cells that are resistant to other agents. Through extensive experiments, our scientists and collaborators have demonstrated that SDX-105 exhibits significant differences from other chemotherapeutic agents with respect to in vitro molecular and cytotoxic effects. We reported data on the activity profile of SDX-105 at the 2003 Annual Meeting of the American Society of Hematology, or ASH, and at the 2004 Annual Meeting of the American Association of Cancer Research, or AACR. We are continuing to study the unique mechanism of action of SDX-105.

SDX-105 has been evaluated in multiple clinical trials by others in Germany as both a single agent or in combination with other therapy in patients with indolent NHL. Single-agent complete response rates of 11% to 15% and overall response rates of 73% to 82% have been reported in two recent studies of patients who had relapsed following therapy with alkylating agent-containing regimens. In general, SDX-105 has not produced unexpected side effects in clinical practice. The main adverse events reported in the literature are infection, reduction in white blood cells, decrease in hemoglobin, reduction in platelets, nausea/vomiting and inflammation of the mucous membrane. Bone-marrow suppression is the dose-limiting toxicity as with other alkylating agents. Alopecia, or hair loss, has not been reported when SDX-105 is given as a single agent. With the introduction of rituximab, German clinicians have evaluated SDX-105 as an alternative chemotherapeutic to be combined with rituximab. In a recent German study of 57 NHL patients who had received between one and three prior regimens, the combination of SDX-105 plus rituximab produced an overall response rate of 90% with a complete response rate of 60%. SDX-105 can be conveniently added to the standard rituximab regimen and was reported to be well- tolerated with significantly reduced serious hematologic toxicity compared to results reported in other studies in which rituximab was used in combination with CHOP. The results of this first combination trial of SDX-105 plus immunotherapy were reported initially at the 2003 Annual Meeting of the American Society of Clinical Oncology, or ASCO, and updated at the 2003 Annual Meeting of ASH. Based on these results, the German Indolent Lymphoma Study Group is currently conducting a randomized Phase III trial of SDX-105 plus rituximab versus CHOP plus rituximab in indolent NHL patients who have not been previously treated.

SDX-105 has also been evaluated in multiple clinical trials in CLL and MM by others in Germany. Four studies in pretreated CLL patients demonstrated overall response rates between 68% and 94% with complete response rates from 7% to 30%. A Phase III trial of SDX-105 plus prednisolone versus melphalan plus prednisolone in MM was completed in Germany demonstrating a statistically significant advantage in progression free survival in favor of the SDX-105 regimen.

Our Development Plan

We are initially developing SDX-105 as a single agent and in combination with Rituxan in patients with indolent NHL. This population constitutes approximately half of the entire NHL group. We have chosen to concentrate on indolent NHL because of the efficacy of SDX-105 in this population based on existing studies, the size of the potential market, and the fact that there has been more historical use in Germany and, hence, more safety data exist than in any other indication.

We plan to seek approval for single-agent use of SDX-105 in patients with indolent NHL who are refractory to Rituxan therapy. In September 2003, we began our first multi-center Phase II study in the U.S. and Canada with SDX-105, treating rituximab-refractory patients. The primary endpoint of the trial is response rate with secondary endpoints of progression-free survival and response duration. This is a two-stage accrual trial being conducted in approximately 20 centers in the U.S. and Canada with an initial sample size of up to 22 patients. In the second quarter of 2004, we expect to meet the prospectively defined study criteria to expand this trial to a second stage of accrual of up to 50 additional patients. Completion of enrollment is expected in the second half of 2004.

We also plan to seek approval of SDX-105 in combination with Rituxan for use in patients with relapsed, indolent NHL who are not refractory to Rituxan therapy. Our second Phase II study is an open-label, single-arm trial of SDX-105 plus Rituxan in indolent NHL patients that have relapsed following, or are refractory to, prior chemotherapy. The primary endpoint of the trial is response rate with secondary endpoints of progression-free survival and response duration. Our second Phase II trial to be conducted in approximately 20 centers in the U.S. and Canada is scheduled to begin in the second quarter of 2004 with a target enrollment of 60 patients.

In addition to the single agent and combination Phase II trials described above, we anticipate that we will conduct two additional trials in the initial indolent NHL population to support our U. S. regulatory approval. One trial will be designed as a randomized controlled Phase III trial of SDX-105 plus Rituxan versus Rituxan alone. We also expect to conduct a second single agent trial of SDX-105. We expect to commence these trials in first half of 2005.

A Phase III clinical trial of SDX-105 versus chlorambucil in previously untreated CLL patients is currently underway in Europe sponsored by F-DE. We also plan to sponsor a clinical trial to study the combination of SDX-105 and Rituxan in CLL. We intend to utilize existing European data as well as data from ongoing European clinical trials to support our approval, marketing and reimbursement efforts.

We believe that, under the Hatch-Waxman Amendments, SDX-105, if approved, will receive at least five years of marketing exclusivity from the time of the approval of our NDA plus at least one additional year until a generic product could be approved. Introduction of a new dosage form, or approval of a new indication, has the potential to provide three additional years of marketing exclusivity for the new dosage form or indication only. A more complete discussion of the Hatch-Waxman Amendments is set forth in Proprietary Rights below.

SDX-101

Background

SDX-101, R-etodolac, is a single component of the anti-inflammatory drug etodolac. Etodolac, which inhibits an enzyme important in inflammation, cyclooxygenase, or COX, has been marketed under the tradename Lodine. Commercially available etodolac is a mixture of two mirror image forms, called the R and S isomers. SDX-101, the R isomer of etodolac, preferentially induces apoptosis in malignant lymphocytes by a novel mechanism and is substantially devoid of COX inhibitory activity. We are initially developing this first-in-class oral drug in combination with existing therapy for CLL.

Dr. Dennis Carson, one of our co-founders, and colleagues, demonstrated that etodolac and SDX-101 selectively induce cell death in malignant lymphocytes from patients with CLL in vitro. The drug concentrations needed to kill CLL or MM cells in vitro were found to be higher than those used to achieve anti-inflammatory effects clinically. They believed that it would not be practical to use the marketed drug as a cancer agent because the high doses of etodolac necessary to induce tumor cell death would result in frequent gastrointestinal toxicities known to be associated with COX inhibition. They further reasoned that the R-form of etodolac would retain the promising anti-cancer activity with an improved safety profile based on its lack of COX inhibitory effect. This hypothesis has since been supported by animal and human clinical data.

Prior Development

Pre-clinical studies demonstrate that SDX-101 selectively induces apoptosis in CLL cells when compared with normal lymphocytes. The drug is also selectively active against primary tumor cells collected from patients with MM. SDX-101 interferes with a central survival pathway in CLL cells and activates apoptosis by multiple mechanisms. We have also demonstrated that SDX-101 enhances the potency of chemotherapeutic drugs commonly used to treat CLL such as chlorambucil and fludarabine. Since SDX-101 acts by a mechanism which is distinct from that of commonly used agents and also exhibits a non-overlapping side effect profile, combination therapy clinical trials are feasible with the goal of substantially improving the response rates of the established single agents.

With our scientific collaborators, we have demonstrated anti-tumor activity of SDX-101 in animal models of NHL and prostate cancer. Oral administration of SDX-101 in two human lymphoma-bearing mouse models is associated with anti-tumor activity at well-tolerated dose levels. In mouse models of human hormone dependent as well as hormone independent prostate cancer, tumor size was significantly reduced with oral administration of SDX-101.

Our initial clinical study of SDX-101 was a Phase I trial in the Netherlands in which older volunteers received single, escalating doses of SDX-101. Plasma concentrations obtained for SDX-101 matched the expected values for the commercial etodolac product. In a second dose escalation study in patients with CLL, groups of six to eight patients were treated twice daily with increasing doses of SDX-101 for up to eight weeks. This second study was completed in September 2003, demonstrating clinical activity with an acceptable safety profile. A greater than 25% reduction in absolute lymphocyte count, or ALC, was observed in 73% of patients receiving SDX-101 at doses equal to or greater than 1000 mg twice per day. The maximal ALC decline averaged 48% and typically occurred within four weeks of starting treatment. Following cessation of SDX-101 therapy, ALC generally returned to pre-treatment values suggesting the need for longer duration therapy or use of SDX-101 in combination with other agents active in CLL. In this eight-week study, SDX-101 was generally well tolerated with the majority of adverse events defined as mild or moderate, defined as Grade 1 or 2. The most frequent adverse events were hepatic or liver, dermatologic or skin, and gastro-intestinal. Of the 48 adverse events involving these organ systems in the 43 patients treated, 44 (92%) were Grade 1 or 2 in severity. There were four Grade 3 events involving these organ systems: one patient exhibited elevated liver enzymes; two patients had skin itching or rash; and one patient had diarrhea. No life-threatening, or Grade 4, events were observed and no hematologic toxicities were observed.

Our Development Plan

We plan to conduct an open-label, randomized Phase II clinical trial in which 80 patients with CLL will receive a standard chlorambucil regimen alone or in combination with SDX-101 for multiple cycles. Response rate, as assessed by measuring shrinkage in tumor size and improvement in cell counts, will be the primary endpoint. Duration of response and progression-free survival will also be evaluated. Our goal is to initiate this trial in mid-2004. We plan to conduct additional trials of SDX-101 in CLL and MM.

The FDA has granted orphan drug status for SDX-101 for CLL. We plan to utilize the 505(b)(2) provision of the Federal Food, Drug, and Cosmetic Act for our NDA application for SDX-101. Under this provision, we may reference the existing literature and the FDA’s prior findings of safety and efficacy for R,S- etodolac, an approved drug which contains both the R and S isomers, in support of the SDX-101 NDA. We believe that our ability to reference the etodolac NDA will permit us to streamline our development plan and particularly the non-clinical studies required for the approval of SDX-101. However, we must submit data from adequate and well-controlled clinical trials in order to demonstrate the safety and efficacy of SDX-101 for its initial intended use in CLL.

Other potential indications for the development of SDX-101 include MM and NHL. The use of oral SDX-101 in combination with existing therapy will be evaluated if positive clinical results are achieved in the initial CLL indication. An additional opportunity may emerge for us to combine SDX-101, a pro-apoptotic agent, with SDX-105, a unique cytotoxic agent, if the latter is approved, and to use this combination in a variety of clinical settings.

SDX-102

Background

SDX-102 is a targeted therapy for molecularly defined solid tumors. SDX-102, l-alanosine, is a small molecule, which inhibits the synthesis of adenosine monophosphate, or AMP, the precursor of adenosine triphosphate, or ATP, a principal energy source in cells. Depletion of ATP leads to tumor cell death. Two different pathways exist for AMP synthesis, de novo and salvage. SDX-102 inhibits the de novo synthesis pathway. The salvage pathway is frequently deleted in selected common cancers. Recent data show that SDX-102 exhibits selectivity for those tumors in which the salvage pathway is deleted and as a result the tumors do not produce an important metabolic enzyme known as methylthioadenosine phosphorylase, or MTAP. Our proprietary simple-to-perform immunopathology test measures the presence or absence of MTAP. Absence of MTAP identifies those tumors that are potentially sensitive to SDX-102.

Laboratory studies have shown that sensitivity to SDX-102 depends highly on the MTAP status of the tumor. In vitro and in vivo tumor growth suppression has been observed in a variety of MTAP-deleted tumor cell lines and human tumor xenografts. MTAP positive cell lines and animal model tumors were up to 10-fold less sensitive to SDX-102. Researchers have characterized the frequency of MTAP deletion in tumors using a variety of complex laboratory methods. We have developed a laboratory assay that greatly facilitates the selection of patients for our SDX-102 clinical trials. MTAP has been found to be frequently deleted in NSCLC, pancreatic cancer, mesothelioma, soft tissue sarcoma, osteosarcoma, brain tumors and some hematologic cancers including NHL.

Prior Development

Phase I and II trials with l-alanosine were conducted by the NCI before knowledge of the tumor selectivity of SDX-102 was available. Approximately 300 patients with various tumor types were treated in those trials with a variety of doses and schedules. Dose-limiting toxicities were schedule dependent with suppression of the bone marrow cells being the primary toxicity when the drug was given at higher, bolus doses and inflammation of the mucus membranes being dose-limiting with infusion schedules. Unfortunately, the tumor types studied, including melanoma, breast, colon, head and neck, renal cell and acute NHL, are now known to have a low frequency of MTAP deletion. We believe that SDX-102 will exhibit greater clinical activity in tumors that lack the salvage pathway since it is a more effective inhibitor of cellular metabolism in MTAP-deleted cells.

Our Development Plan

Based on an approximate 30% frequency of MTAP deletions in a variety of common cancers and the ability to target patients for potential sensitivity to treatment, we initiated a Phase II trial in 2003 in patients with NSCLC, pancreatic cancer, mesothelioma, soft tissue sarcoma and osteosarcoma. We are using our proprietary immunopathology laboratory assay to detect the presence or absence of MTAP in tumor biopsy tissues to identify patients for eligibility for treatment with SDX-102. Patients are only eligible for the trial if their tumors do not express MTAP.

In addition to our ongoing Phase II trial, a study in patients with previously treated astrocytoma and glioblastoma will be conducted by the NABTT cooperative group funded by the NCI. This trial is expected to begin in 2004.

If positive results are observed in one or more tumor indications, our most likely future development path will be to test SDX-102 in combination with standard therapies for the specific indications we are currently studying in order to evaluate the potential for improved patient outcome. As we continue the development of SDX-102, we will continue to develop and validate our laboratory assay for MTAP in biopsy tissue, alone or in collaboration with a leading clinical laboratory or diagnostic manufacturer. Our goal will be to insure that a well-characterized laboratory assay will be available to support patient selection for Phase III clinical trials and eventual clinical use. We anticipate that we will need to submit data on the laboratory assay for MTAP as part of an NDA for SDX-102.

Pre-Clinical Programs

SDX-101 Analog Program

We have identified novel drug molecules that are structural analogs of SDX-101. The goals of this analog program have been to produce molecules that exhibit more potent tumor killing than SDX-101, retain the novel mechanism of action of SDX-101, maintain the safety profile of SDX-101 and are new chemical entities that can be patented by composition of matter claims.

Over 100 structural derivatives of SDX-101 have been synthesized and subjected to pre-clinical screening. From this screening analysis, compounds were advanced into detailed mechanistic studies in vitro and into preliminary toxicity and tumor efficacy evaluations in animals. Selected compounds were well tolerated in a two-week toxicity evaluation in mice, comparing very favorably with SDX-101 itself. We are continuing pre-clinical evaluation of specific lead compounds. We believe that a more potent compound that acts via a common mechanism to SDX-101 to specifically activate apoptosis in cancer cells will be an attractive drug for the treatment of selected solid tumors, including prostate cancer.

SDX-103 Program

Our SDX-103 program involves analogs of the compound indanocine. Indanocine and indanocine analogs were synthesized and characterized at the University of California, San Diego, or UCSD, by our founders.

Indanocine displayed potent anti-proliferative activity when tested against a multitude of cancer cell lines at the NCI. These compounds differ from many clinically used drugs that block cell division in that they are active against multi-drug resistant cells and selectively kill non-dividing malignant cells. Anti-tumor activity of SDX-103 analogs has been observed in preliminary animal studies.

Sales and Marketing

High-prescribing hematologists/oncologists in the U.S. constitute our primary target market. As a result, we believe that a small, focused sales and marketing organization will enable us to effectively penetrate key opinion leaders and high-prescribing physicians. We initially plan to build a sales and marketing organization of approximately 30 people to launch SDX-105, assuming approval for marketing in the U.S. This commercial organization would also sell SDX-101, if successfully developed and approved, to the same target physicians, giving us the benefits of offering two complementary products. We may also seek co-promotion partners for other future products.

We plan to establish strategic collaborations for the marketing and development of our future products outside of the U.S. We may enter into collaboration agreements with third parties with respect to other cancer therapeutics that we may develop, which may include co-marketing or co-promotion arrangements. Alternatively, we may grant exclusive marketing rights to potential strategic collaborators in exchange for up-front fees, milestone payments and royalties on future sales, if any.

Licensing and Collaborative Agreements

Fujisawa Deutschland GmbH

In May 2003, we entered into a license agreement with F-DE under which we licensed the exclusive right, with the right to grant sublicenses, to develop, manufacture, have manufactured, market and sell SDX-105 in the U.S. and Canada. In addition, we have an exclusive right of first negotiation to license the rights to SDX-105 in Mexico. As part of the agreement, we and F-DE are obligated to provide each other all information, including regulatory packages, clinical and safety data, manufacturing know-how, marketing strategies and any other information that would be useful for us to develop SDX-105. To date, we have received extensive data packages, including clinical trial protocols and results, German marketing data and regulatory filings. This information has been crucial for submission of our IND, which was filed with the FDA in June 2003 and cleared in July 2003.

Under the agreement, our development of SDX-105 is independent of activities conducted by F-DE and its current German marketing partner. However, we meet periodically with F-DE to discuss our respective development plans, marketing experiences and strategies. At execution of the agreement, we paid F-DE a technology access fee. In addition, payments of up to an aggregate of $2.5 million would be due to F-DE if we achieve specified development and commercialization milestones relating to SDX-105. We are obligated to make royalty payments to F-DE on any sales of SDX-105 in U.S. and Canada over a seven-year period, unless our exclusivity is lost. No royalty payments have accrued under the agreement to date. The agreement will remain in effect until 11 years following the date of our first commercial launch of SDX-105 in either U.S. or Canada. Both we and F-DE may terminate the agreement upon 90 days written notice in the event of an uncured breach by the other or in the event of the bankruptcy or liquidation of the other. We are currently buying clinical supplies from F-DE for use in our Phase II clinical trials.

The Regents of the University of California

In September 2001, we entered into an exclusive license agreement with UC under which we obtained an exclusive worldwide license, with rights to sublicense, to the intellectual property associated with SDX-101 and SDX-102, as well as issued patents and patent applications for several pre-clinical-stage projects, including the SDX-103 program. Our exclusive license is subject to retained rights of UC and the U.S. government related to prior federal funding. Our license may be converted to a non-exclusive license, or terminated, by UC if we fail to meet specified due diligence milestones relating to the development and marketing of specified products. Under the agreement, we paid UC an upfront license fee of $50,000 and, through March 31, 2004, paid aggregate annual maintenance fees of $50,000. We are also obligated to pay UC a percentage of the fees we receive in the event we sublicense our rights, milestone payments upon our achievement of specified clinical and regulatory milestones as well as royalties on sales of any products we may develop using the technologies licensed under the agreement. No royalty payments have accrued under the agreement to date. As of December 31, 2003, we have reimbursed UC for past patent expenses in the aggregate amount of $764,000 and are obligated to pay future patent maintenance and prosecution costs. The agreement will remain in effect until the later of the expiration of the last to expire patent issued under the agreement, or until the last patent application licensed under the agreement is abandoned and no patent to rights licensed under the agreement ever issue. We may terminate the agreement at any time, without cause, upon 90 days written notice to UC. UC may terminate the agreement if we breach our obligations under the agreement and fail to cure the breach within 120 days after receiving notice from UC.

Proprietary Rights

Our success will depend in part on our ability to protect our existing product candidates and the products we acquire or license by obtaining and maintaining a strong proprietary position. To develop and maintain our position, we intend to continue relying upon patent protection, orphan drug status, Hatch-Waxman exclusivity, trade secrets, know-how, continuing technological innovations and licensing opportunities. Of our three product candidates in human clinical trials, only the use of SDX-101 and SDX-102 is protected by patents. We intend to seek patent protection whenever available for any products or product candidates and related technology we acquire in the future.

SDX-105 is not covered by patents. We have filed a patent application covering the use of SDX-105 with selected other compounds. The process used to manufacture SDX-105 is a proprietary process to which we have exclusive rights in the U.S. and Canada. To strengthen the proprietary protection for SDX-105, we are currently evaluating a new formulation for which we may seek patent protection. In addition, we have developed manufacturing process improvements for SDX-105 finished drug product. We believe that these manufacturing process improvements may be patentable and intend to file patent applications to protect our intended use of such improvements.

SDX-101 is covered by two use patents in the U.S. that prohibit third parties from using etodolac and etodolac analogs to treat CLL and NHL and R-etodolac and R-etodolac analogs to treat leukemias. These use patents expire in 2019. In the U.S. and selected foreign countries, we are pursuing additional use patents for etodolac, R-etodolac and etodolac analogs as well as composition of matter patents for etodolac analogs in the U.S. and in selected foreign countries.

SDX-102 and assay methods are covered by two use patents in the U.S. that prohibit third parties from using an assay to measure MTAP status in a patient and then treating with an adenyl succinate synthetase inhibitor such as alanosine. These patents expire in 2015 and 2016, respectively. SDX-102 is also covered by a patent in the U.S. that prohibits third parties from treating multiple drug resistance in MTAP-deleted tumors using an adenine synthesis inhibitor, such as l-alanosine. A patent application covering an assay method and monoclonal antibody for determining the presence or absence of MTAP is currently pending. Similar applications are being pursued or have issued in selected foreign countries.

We may also seek orphan drug status whenever it is available. If a product which has an orphan drug designation subsequently receives the first regulatory approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, meaning that the applicable regulatory authority may not approve any other applications to market the same drug for the same indication, except in very limited circumstances, for a period of seven years in the U.S. and 10 years in the E.U. Orphan drug designation does not prevent competitors from developing or marketing different drugs for the same indication or the same drug for a different clinical indication.

Under the Hatch-Waxman Amendments, newly approved drugs and indications benefit from a statutory period of non-patent marketing exclusivity. These amendments provide five-year data exclusivity to the first applicant to gain approval of an NDA for a new chemical entity, meaning that the FDA has not previously approved any other new drug containing the same active ingredient. The Hatch-Waxman Amendments prohibit the submission of an abbreviated new drug application, also known as an ANDA or generic drug application, during the five-year exclusive period if no patent is listed. If there is a patent listed and the ANDA applicant certifies that the NDA holder’s listed patent for the product is invalid or will not be infringed, the ANDA can be submitted four years after NDA approval. Protection under the Hatch-Waxman Amendments will not prevent the filing or approval of another full NDA, however, the applicant would be required to conduct its own pre-clinical studies and adequate and well-controlled clinical trials to demonstrate safety and effectiveness. The Hatch-Waxman Amendments also provide three years of data exclusivity for the approval of NDAs with new clinical trials for previously approved drugs and supplemental NDAs, for example, for new indications, dosages or strengths of an existing drug, if new clinical investigations were conducted by or on behalf of the sponsor and were essential to the approval of the application. This three-year exclusivity covers only the new changes associated with the supplemental NDA and does not prohibit the FDA from approving ANDAs for drugs containing the original active ingredient. We intend to rely on the Hatch-Waxman Amendments for five years of data exclusivity for SDX-105. As a practical consequence, since the approval of competitive generic products has historically taken more than one year, assuming that our SDX-105 product is first to market, we believe that we will enjoy at least six years of market exclusivity.

We also rely on trade secret protection for our confidential and proprietary information. We believe that the substantial costs and resources required to develop technological innovations, such as the manufacturing processes associated with SDX-105, will help us to protect the competitive advantage of our product candidates.

It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual shall be our exclusive property.

Manufacturing

We currently use, and expect to continue to be dependent upon, contract manufacturers to manufacture each of our products. All of our current product candidates are small molecules which can be synthesized by generally available pharmaceutical industry processes. We currently do not maintain alternative manufacturing sources for any of our products. Our contract manufacturers and distributors are subject to extensive governmental regulation. Regulatory authorities in our markets require that drugs be manufactured, packaged and labeled in conformity with cGMP. We have established a quality control and quality assurance program, including a set of standard operating procedures and specifications, designed to ensure that our products are manufactured in accordance with cGMP, and other applicable domestic and foreign regulations.

SDX-105.    To date, we have obtained all of our supplies of SDX-105 to conduct our clinical trials from Fujisawa. Effective December 2003, we entered into a manufacturing agreement with F-DE and Amcis under which SDX-105 bulk drug substance will be supplied to us by Amcis.

SDX-101.    To date, all SDX-101 drug substance and formulated drug product has been purchased subject to purchase orders.

SDX-102.    We have obtained our current supply of SDX-102 from product previously produced by a third party for clinical trials discontinued by the NCI. We believe that we have sufficient supplies of SDX-102 to complete our current and next two planned clinical trials, but we will need to identify a commercially viable process and a contract supplier for SDX-102 in the event of positive results from our current and next two planned clinical trials, for additional trials and commercial supply. We will need to prove the comparability of SDX-102 as manufactured by the previous and any future suppliers, in order to rely upon results of the earlier trials.

Competition

The development and commercialization of new drugs is highly competitive and we may face competition from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. Companies also developing products for indications that we are targeting include Biogen Idec, Inc., Celgene Corp., Cell Therapeutics, Inc., Corixa Corporation, Genentech, Inc., ILEX Oncology, Inc., Millennium Pharmaceuticals, Inc. and many major pharmaceutical companies. Our success will be based in part on our ability to build and actively manage a portfolio of drugs that addresses unmet medical needs and create value in patient therapy.

The acquisition or licensing of pharmaceutical products is also very competitive, and a number of more established companies which have acknowledged strategies to license or acquire products, may have competitive advantages, as may other emerging companies taking similar or different approaches to product acquisitions. These established companies may have a competitive advantage over us due to their size, cash flows and institutional experience.

Overall competition among products approved for sale will be based on the efficacy, reliability, safety, price and proprietary position of our product candidates. Our ability to compete effectively and develop products that can be manufactured cost-effectively and marketed successfully will depend, among other things, on our ability to:

•	advance our product candidates;

•	license additional products;

•	maintain a proprietary position in products;

•	obtain required government and other public and private approvals on a timely basis;

•	attract and retain key personnel; and

•	enter into partnerships or other collaborations as needed.

Government Regulation

Regulation by governmental authorities in the U.S. and other countries is a significant factor, affecting the cost and time of our research and product development activities, and will be a significant factor in the manufacture and marketing of any approved products. All of our products require regulatory approval by governmental agencies prior to commercialization. In particular, our products are subject to rigorous pre-clinical and clinical testing and other approval requirements by the FDA and similar regulatory authorities in other countries. Various statutes and regulations also govern or influence the manufacturing, safety, reporting, labeling, transport and storage, record keeping and marketing of our products. The lengthy process of seeking these approvals, and the subsequent compliance with applicable statutes and regulations, require the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining, the necessary regulatory approvals could harm our business.

The regulatory requirements relating to the testing, manufacturing and marketing of our products may change from time to time. For example, at present, member states in the E.U. are in the process of incorporating into their domestic laws the provisions contained the E.U. Directive on the implementation of good clinical practice in the conduct of clinical trials. The Directive imposes more rigorous requirements in relation to aspects of clinical trial conduct than are currently in place in many members states. This may impact our ability to conduct clinical trials and the ability of independent investigators to conduct their own research with support from us. In addition, the E.U. rules concerning the authorization of medicinal products are in the process of being amended. We do not expect the new rules to apply until 2005. The final rules are not yet available and as such the impact upon our business cannot be known at this time.

On May 1, 2004, the E.U. will change the regulation concerning the pre-clinical and manufacturing data requirements for initiating clinical trials under the new clinical trial authorization, or CTA, application protocol. Under the new requirements, a sponsor must submit full animal studies in two species, the investigational product must be manufactured under full cGMP regulatory compliance and sufficient stability data must be available. The CTA application and an application fee will have to be filed separately in each E.U. country where there is a clinical site.

The clinical development, manufacturing and marketing of our products are subject to regulation by various authorities in the U.S., the E.U. and other countries, including, in the U.S., the FDA, and, in the E.U., the EMEA. The Federal Food, Drug, and Cosmetic Act, the Public Health Service Act in the U.S. and numerous directives, regulations, local laws and guidelines in the E.U. govern the testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of our products. Product development and approval within these regulatory frameworks takes a number of years and involves the expenditure of substantial resources.

Regulatory approval will be required in all the major markets in which we seek to test our products in development. At a minimum, approval requires the generation and evaluation of data relating to the quality, safety, and efficacy of an investigational product for its proposed use. The specific types of data required and the regulations relating to this data will differ depending on the territory, the drug involved, the proposed indication and the stage of development.

In general, new chemical entities are tested in animals until adequate evidence of safety is established to support the proposed clinical study protocol designs. Clinical trials for new products are typically conducted in three sequential phases that may overlap. In Phase I, the initial introduction of the pharmaceutical into either healthy human volunteers or patients with the disease (20 to 50 subjects), the emphasis is on testing for safety (adverse effects), dosage tolerance, metabolism, distribution, excretion and clinical pharmacology. Phase II involves studies in a limited patient population (50 to 200 patients) to determine the initial efficacy of the pharmaceutical for specific targeted indications, to determine dosage tolerance and optimal dosage and to identify possible adverse side effects and safety risks. Once a compound shows preliminary evidence of some effectiveness and is found to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to more fully evaluate clinical outcomes in a larger patient population in adequate and well-controlled studies designed to yield statistically sufficient clinical data to demonstrate efficacy and safety.

In the U.S., specific pre-clinical data, manufacturing and chemical data, as described above, need to be submitted to the FDA as part of an IND application, which, unless the FDA objects, will become effective 30 days following receipt by the FDA. Phase I studies in human volunteers may commence only after the application becomes effective. Prior regulatory approval for human healthy volunteer studies is also required in member states of the E.U. Currently, in each member state of the E.U., following successful completion of Phase I studies, data are submitted in summarized format to the applicable regulatory authority in the member state in respect of applications for the conduct of later Phase II studies. The regulatory authorities in the E.U. typically have between one and three months in which to raise any objections to the proposed study, and they often have the right to extend this review period at their discretion. In the U.S., following completion of Phase I studies, further submissions to regulatory authorities are necessary in relation to Phase II and III studies to update the existing IND. Authorities may require additional data before allowing the studies to commence and could demand that the studies be discontinued at any time if there are significant safety issues. In addition to the regulatory review, a study involving human subjects has to be approved by an independent body. The exact composition and responsibilities of this body will differ from country to country. In the U.S., for example, each study will be conducted under the auspices of an independent institutional review board at each institution at which the study is conducted. This board considers among other things, the design of the study, ethical factors, the privacy of protected health information as defined under the Health Insurance Portability and Accountability Act, the safety of the human subjects and the possible liability risk for the institution. Equivalent rules to protect subjects’ rights and welfare apply in each member state of the E.U. where one or more independent ethics committees, which typically operate similarly to an institutional review board, will review the ethics of conducting the proposed research. Other regulatory authorities around the rest of the world have slightly differing requirements involving both the execution of clinical trials and the import/export of pharmaceutical products. It is our responsibility to ensure we conduct our business in accordance with the regulations of each relevant territory.

In order to gain marketing approval we must submit a dossier to the relevant authority for review, which is known in the U.S. as an NDA and in the E.U. as a marketing authorization application, or MAA. The format is usually specific and laid out by each authority, although in general it will include information on the quality of the chemistry, manufacturing and pharmaceutical aspects of the product as well as the non-clinical and clinical data. Once the submitted NDA is accepted for filing by the FDA, it undertakes the review process that takes 10 months, unless an expedited priority review is granted which takes six months to complete. Approval can take several months to several years, if multiple 10-month review cycles are needed before final approval is obtained, if at all.

The approval process can be affected by a number of factors. The NDA may be approvable requiring additional pre-clinical, manufacturing data or clinical trials which may be requested at the end of the 10 month NDA review cycle, thereby delaying marketing approval until the additional data are submitted and may involve substantial unbudgeted costs. The regulatory authorities usually will conduct an inspection of relevant manufacturing facilities, and review manufacturing procedures, operating systems and personnel qualifications. In addition to obtaining approval for each product, in many cases each drug manufacturing facility must be approved. Further inspections may occur over the life of the product. An inspection of the clinical investigation sites by a competent authority may be required as part of the regulatory approval procedure. As a condition of marketing approval, the regulatory agency may require post-marketing surveillance to monitor for adverse effects or other additional studies as deemed appropriate. After approval for the initial indication, further clinical studies are usually necessary to gain approval for any additional indications. The terms of any approval, including labeling content, may be more restrictive than expected and could affect the marketability of a product.

The FDA offers a number of regulatory mechanisms that provide expedited or accelerated approval procedures for selected drugs in the indications on which we are focusing our efforts. These include accelerated approval under Subpart H of the agency’s NDA approval regulations, fast track drug development procedures and priority review. At this time, we have not determined whether any of these approval procedures will apply to any of our current drug candidates.

The U.S. and the E.U. may grant orphan drug designation to drugs intended to treat a “rare disease or condition,” which, in the U.S., is generally a disease or condition that affects no more than 200,000 individuals. In the E.U., orphan drug designation can be granted if: the disease is life threatening or chronically debilitating and affects no more than 50 in 100,000 persons in the E.U.; without incentive it is unlikely that the drug would generate sufficient return to justify the necessary investment; and no satisfactory method of treatment for the condition exists or, if it does, the new drug will provide a significant benefit to those affected by the condition. If a product that has an orphan drug designation subsequently receives the first regulatory approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, meaning that the applicable regulatory authority may not approve any other applications to market the same drug for the same indication, except in very limited circumstances, for a period of seven years in the U.S. and 10 years in the E.U. Orphan drug designation does not prevent competitors from developing or marketing different drugs for the same indication or the same drug for different indications. Orphan drug designation must be requested before submitting an NDA or MAA. After orphan drug designation is granted, the identity of the therapeutic agent and its potential orphan use are publicly disclosed. Orphan drug designation does not convey an advantage in, or shorten the duration of, the review and approval process; however, this designation provides an exemption from NDA fees.

We are also subject to numerous environmental and safety laws and regulations, including those governing the use and disposal of hazardous materials. The cost of compliance with and any violation of these regulations could have a material adverse effect on our business and results of operations. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by state and federal regulations, accidental contamination or injury from these materials may occur. Compliance with laws and regulations relating to the protection of the environment has not had a material effect on our capital expenditures or our competitive position. However, we are not able to predict the extent of government regulation, and the cost and effect thereof on our competitive position, which might result from any legislative or administrative action pertaining to environmental or safety matters.

Employees

As of March 31, 2004, we had 37 full-time employees consisting of 15 employees in product development and research, 14 in clinical and regulatory affairs and eight in senior management and administration. As of the same date, 12 of our employees had a Ph.D., M.D. or Pharm.D. degree. None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

Facilities

We lease approximately 12,400 square feet of office space in San Diego, California, for our executive offices and research and development requirements under a two-year lease that expires December 31, 2004. We have an option to renew the lease for one additional year for $450,000.

Legal Proceedings

We are currently not a party to any material legal proceeding.

MANAGEMENT

Executive Officers and Directors

Set forth below is the name, age, position and a brief account of the business experience of each of our executive officers and directors as of March 31, 2004.

Name	Age	Position
David S. Kabakoff, Ph.D.	56	Chairman, Chief Executive Officer and President
F. Andrew Dorr, M.D.	51	Chief Operating Officer
Anita I. Busquets	50	Chief Financial and Administrative Officer and Secretary
Wendy S. Johnson	52	Senior Vice President, Corporate Development
Gary T. Elliott, Pharm.D., Ph.D.	47	Vice President, Product Development
Elizabeth Clark Moore	50	Vice President, Regulatory Affairs
Pratik Multani, M.D., M.S.	37	Vice President, Clinical Development
Brian G. Atwood (2)	51	Director
Dennis A. Carson, M.D.	57	Director
Christine Cordaro (1)	56	Director
Aaron Davidson (2)	36	Director
Karin Eastham (1) (3)	54	Director
Antonio J. Grillo-Lopez, M.D.	64	Director
Arnold L. Oronsky, Ph.D. (1)	63	Director
Deepa R. Pakianathan, Ph.D. (2) (3)	39	Director
Samuel P. Wertheimer, Ph.D. (3)	44	Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee

David S. Kabakoff, Ph.D., one of our co-founders, has served as our chairman and chief executive officer since February 2001. He was appointed president in September 2003. Previously, from June 1998 to August 2000, Dr. Kabakoff served as president of Dura Technologies, Dura Pharmaceuticals, Inc., a specialty pharmaceutical company acquired by Elan Corporation, plc. Dr. Kabakoff joined Dura in May 1996 as executive vice president, a position he held through June 1998. He served as a Dura director from May 1996 to May 1999. From May 1989 to May 1996, he was employed by Corvas International, Inc., a biopharmaceutical company, and served in a number of capacities during that time period, including chief executive officer, president, chief operating officer and chairman. From February 1983 to May 1989, Dr. Kabakoff was employed by Hybritech, Inc., most recently as senior vice president of research and development-diagnostics. Dr. Kabakoff received his B.A. in Chemistry from Case Western Reserve University and his Ph.D. in Chemistry from Yale University.

F. Andrew Dorr, M.D., joined us in April 2003, as our chief operating officer. From June 1996 to March 2003, Dr. Dorr first served as vice president of oncology drug development and subsequently became the chief medical officer at Isis Pharmaceuticals, Inc., a biotechnology company. He also served as clinical research physician and then medical advisor at Eli Lilly & Company where he was responsible for the strategy of Lilly’s cancer pipeline from pre-clinical through Phase III development. Earlier in his career, he was responsible for national clinical trial programs in breast cancer, prostate, kidney, bladder and testicular cancers, as well as melanoma at the NCI. Dr. Dorr has over 60 publications on drug development in books and journals. Dr. Dorr received his B.S. degree from Davidson College and holds his M.D. from the University of North Carolina at Chapel Hill.

Anita I. Busquets joined us as chief financial and administrative officer in January 2001. Prior to joining us, she operated Biotechnology Management Consultants, a biotechnology consulting firm, from January 1995 to January 2002, and co-founded and served as president and chief operating officer of GeneTex, Inc., a seller of cancer research reagents, from November 1997 through January 2002. She also serves as president and chief operating officer of NCE Pharmaceuticals, Inc., an agricultural-biotechnology company, a position she has held since January 1995. Both companies are San Antonio-based biotechnology firms. Earlier she served as chief operating officer at the CTRC Research Foundation, a subsidiary of the Cancer Therapy and Research Center in San Antonio, Texas. Her first role in a biotechnology firm was as director of finance and administration at Corvas International, Inc. Ms. Busquets holds a B.S. from Cornell University and an M.B.A. from Simmons College Graduate School of Management.

Wendy S. Johnson joined us as senior vice president, corporate development in April 2001. Most recently, she served as vice president, business development at Women First Healthcare, Inc., a specialty pharmaceutical company, a position she held from July 1998 to July 2000. Previously, she was vice president, corporate development and operations at Prizm Pharmaceuticals (now Selective Genetics, Inc.), from July 1994 to July 1998, and vice president, business development and regulatory affairs at Cytel Corporation, from July 1990 to June 1994. Earlier in her career, Ms. Johnson served as an assistant director in the Center for Devices and Radiological Health in the Food and Drug Administration. She received her B.S. from the University of Maryland, M.S. from Hahnemann Medical School and M.B.A. from Loyola University.

Gary T. Elliott, Pharm.D., Ph.D., joined us as vice president, product development, in July 2002. Dr. Elliott previously served as director and later as senior director, product development at Corixa Corporation, a biotechnology company, from November 1999 to June 2002. Previously, from November 1994 to November 1999, he held the position of vice president, pharmaceutical development at RibiImmunoChem (Ribi), biotechnology company acquired by Corixa Corporation. Earlier in his career, Dr. Elliott was an assistant professor of pharmaceutical sciences at the Medical Sciences Center, University of Arkansas in Little Rock. He received his B.S. in Pharmacy from Union University/Albany College of Pharmacy in Albany, New York, and his Doctorate in Clinical Pharmacy and Ph.D. in Pharmaceutical Sciences from University of Florida in Gainesville.

Elizabeth Clark Moore joined us as vice president, regulatory affairs, in January 2003. Ms. Moore previously served as senior director, regulatory strategy and registration, oncology, at Pfizer Global Research and Development, La Jolla, from June 2000 to September 2001. Prior to that, Ms. Moore served as director, regulatory affairs, oncology, for Agouron Pharmaceuticals, a pharmaceutical company, from January 1996 to June 2000. She spent 12 years at the National Institutes of Health, including the NCI, as drug regulatory affairs specialist and coordinator of collaborative research agreements. Ms. Moore received her B.S. in Pharmacy from the University of Georgia, and her Masters in Administrative Science from the Johns Hopkins University.

Pratik Multani, M.D., M.S., joined us in March 2004 as vice president, clinical development. Previously, Dr. Multani was senior director, medical research at Biogen Idec, Inc., a pharmaceutical company, from September 1999 to February 2004 where he was involved with the development of Idec’s Zevalin and Rituxan products for the treatment of NHL. Prior to joining Idec, Dr. Multani held academic and clinical positions at Harvard Medical School and at Massachusetts General Hospital from January 1998 to August 1999. Dr. Multani is a diplomat of the American Board of Internal Medicine and is board certified in medical oncology. Dr. Multani received his B.S. from Yale University and holds his M.D. from Harvard Medical School.

Brian G. Atwood has served as a member of our board of directors since January 2001 and currently serves on the board’s compensation committee. Mr. Atwood co-founded Versant Ventures, a venture capital firm focusing on healthcare, in 1999. Mr. Atwood is also a managing member of Brentwood Associates, a venture capital firm. Mr. Atwood currently serves on the board of directors of Pharmion Corporation, a public pharmaceutical company. Mr. Atwood also serves on the board of directors of several privately-held pharmaceutical and biotechnology companies, including BioMedicines, Inc. and Xenogen Corporation.

Dennis A. Carson, M.D., one of our co-founders, has served as a member of our board of directors since November 2000. Dr. Carson is a noted researcher in the field of lymphoproliferative diseases. He developed the drug cladribine, which is marketed as Leustatin for the treatment of hairy cell leukemia. He has played key roles in the founding of Vical, Inc., a public gene therapy company, Dynavax Technologies, Inc., a public biopharmaceutical company, and Triangle Pharmaceuticals, Inc., a public anti-viral company. Dr. Carson serves as a member of the board of directors of Dynavax Technologies. Dr. Carson is a member of the National Academy of Sciences (U.S.). Dr. Carson is also director of The Rebecca and John Moores UCSD Cancer Center and has been a professor in the Department of Medicine at the University of California, San Diego since 1995. Prior to joining UCSD, he was a member in the Department of Immunology at The Research Institute of the Scripps Clinic. He received his B.A. from Haverford College and M.D. from Columbia University. Dr. Carson was the 2004 recipient of the AACR-Bruce F. Cain Memorial Award, an award given annually to an individual or research team for outstanding pre-clinical research that has implications for the improved care of cancer patients.

Christine Cordaro has served as a member of our board of directors since June 2002 and currently serves on the board’s compensation and audit committees. Ms. Cordaro joined CMEA Life Sciences as a general partner with the fund’s formation in 1998. She is also the founder and a general partner of Milepost Ventures, L.P. Ms. Cordaro has over 17 years experience in the life science industry. Prior to CMEA/Milepost, she held the position of director of life science investments with Technology Funding Ventures, where she focused on venture capital investments in the biopharmaceutical, medical device, diagnostic, medical equipment and healthcare service sectors. Prior to Technology Funding, Ms. Cordaro held senior management positions in research and development, product planning and business development. Ms. Cordaro holds a B.S. and an M.S. in Bacteriology from the University of Wisconsin-Madison, and an M.B.A. from St. Mary’s College in California.

Aaron Davidson has served as a member of our board of directors since March 2004. Mr. Davidson has served as a managing director of H.I.G. Ventures, a venture capital firm, since January 2004. Prior to joining H.I.G. Ventures, Mr. Davidson was a vice president with Ventures West Management Inc., a venture capital firm with a focus on investing in life sciences companies from May 2002 to January 2004. From March 2001 to May 2002, Mr. Davidson served as the vice president of corporate business development at SYN-X Pharma, a proteomics research and development company. From May 1991 to March 2001, Mr. Davidson served in various management roles in the U.S. and Canada with Eli Lilly & Company, including business development, strategic planning, market research, and financial planning. Mr. Davidson currently serves on the board of Oncogenex Technologies Inc., a private clinical-stage biotechnology company. Mr. Davidson received his Bachelor of Commerce degree from McGill University and his M.B.A. from Harvard Business School.

Karin Eastham has served as a member of our board of directors since March 2004. Ms. Eastham currently serves as the senior vice president, finance, chief financial officer, and secretary of Diversa Corporation, a public biotechnology corporation, a position she has held since April 1999. She served as vice president, finance and administration and chief financial officer of CombiChem, Inc., a computational chemistry company, from 1997 to 1999. From 1992 to 1997, Ms. Eastham served as vice president, finance and administration and chief financial officer of Cytel Corporation, a biopharmaceutical company. Ms. Eastham also held several positions, including vice president, finance, at Boehringer Mannheim Corporation, from 1976 to 1988. Ms. Eastham currently serves as a director for a privately-held biotechnology company, and Tercica, Inc., a public biotechnology company. Ms. Eastham received a B.S. and an M.B.A. from Indiana University and is a Certified Public Accountant.

Antonio J. Grillo-Lopez. M.D., has served as a member of our board of directors since June 2002. Dr. Grillo-Lopez also serves as chairman of our clinical advisory board, a position he has held since May 2001. Dr. Grillo-Lopez retired in 2001 from IDEC Pharmaceuticals, Inc. (now Biogen Idec, Inc.) where he served as chief medical officer and senior vice president, medical and regulatory affairs. Prior to joining IDEC, he held the position of executive medical director for international clinical research and development, responsible for medical research worldwide, including products in the fields of oncology, immunology, cardiology, neurology and infectious disease at DuPont Merck Pharmaceuticals. Dr. Grillo-Lopez served as vice president, clinical therapeutics and director, clinical oncology research at Warner Lambert Company’s Parke-Davis Pharmaceutical Research Division. In his career, he has been instrumental in the clinical development of over 25 anticancer agents including Rituxan, Zevalin, trimetrexate, deoxycoformycin, amsacrine, amsalog, brequinar, tiazofurin, deazaguanine and others. Dr. Grillo-Lopez is currently consultant, clinical research and regulatory strategy to the NCI and to several biotechnology companies. Most recently, Dr. Grillo-Lopez has been appointed as industry representative to the Oncology Drug Advisory Committee of the FDA. Dr. Grillo-Lopez currently serves as a director of Favrille, Inc. and Onyx Pharmaceuticals, Inc., both biopharmaceutical companies.

Arnold L. Oronsky, Ph.D., has served as a member of our board of directors since January 2001. Dr. Oronsky is a General Partner at InterWest Partners, a venture capital firm focusing on investments in life sciences and information technology. Dr. Oronsky joined InterWest Partners in a full-time capacity in 1994. He also serves as a senior lecturer in the Department of Medicine at Johns Hopkins Medical School. From 1980 to 1993, Dr. Oronsky was vice president for discovery research at the Lederle Laboratories division of American Cynamid Company. Dr. Oronsky serves on the board of directors of the publicly-held biotechnology companies BioTransplant, Inc., Corixa Corporation, Dynavax Technologies, Inc., Myogen, Inc. and Metabasis Therapeutics, Inc. He also serves on the board of directors of eight private companies. He holds a Ph.D. in immunology from Columbia University, College of Physicians and Surgeons and a B.S. degree from University College, New York University.

Deepa R. Pakianathan, Ph.D., has served as a member of our board of directors since June 2002. Dr. Pakianathan joined Delphi Ventures as a General Partner in June 2001. Prior to joining Delphi, Dr. Pakianathan was vice president and a senior biotechnology banker at JP Morgan from 1998 to 2001. Earlier, she held the position of biotechnology research analyst at Genesis Merchant Group from 1997 to 1998 and postdoctoral scientist in the Immunology Department at Genentech from 1993 through 1997. Dr. Pakianathan received her Ph.D. from Wake Forest University.

Samuel P. Wertheimer, Ph.D., has served as a member of our board of directors since March 2004. Since April 2000, Dr. Wertheimer first served as a senior analyst and currently is a principal covering private equity and small capitalization biotechnology companies for OrbiMed Advisors LLC, an asset management firm focused on the global healthcare industry. From 1998 to 2000, Dr. Wertheimer was director, office of industrial liaison at the New York University School of Medicine. From 1995 to 1998, Dr. Wertheimer worked at Paramount Capital Investments, LLC., a biotechnology and biopharmaceutical merchant banking firm. From 1994 to 1995, Dr. Wertheimer was a registered patent agent with the law firm of Darby & Darby. From 1991 to 1994, Dr. Wertheimer was a fellow at the Memorial Sloan-Kettering Cancer Center. Dr. Wertheimer has a Ph.D. in Basic Biomedical Sciences from New York University, an M.P.H. from Yale University and a B.A. from The Johns Hopkins University. Dr. Wertheimer currently serves on the board of directors of ChemoCentryx, Inc., a private pharmaceutical drug discovery and development company and Corus Pharma, Inc., a private drug development company.

Board Composition

Our board of directors currently consists of 10 members. Our amended and restated certificate of incorporation, assuming it is approved by our stockholders, provides for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, stockholders will elect a portion of our board of directors each year. Class I directors’ terms will expire at the first annual meeting of stockholders held after the offering, Class II directors’ terms will expire at the second annual meeting of stockholders held after the offering, and Class III directors’ terms will expire at the third annual meeting of stockholders held after the offering. The Class I directors are Brian G. Atwood, Christine Cordaro, Antonio J. Grillo-Lopez and Samuel P. Wertheimer. The Class II directors are Aaron Davidson, David S. Kabakoff and Deepa R. Pakianathan. The Class III directors are Dennis A. Carson, Karin Eastham and Arnold L. Oronsky.

At each annual meeting of stockholders held after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election until the third annual meeting following election. In addition, our restated bylaws, assuming they are approved by our stockholders, provide that the authorized number of directors which shall constitute the whole board of directors may only be changed by an amendment to the bylaws, duly adopted by the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. This classification of our board of directors may have the effect of delaying or preventing changes in our control or management.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee.    The audit committee consists of Ms. Eastham (chairperson), Ms. Cordaro and Dr. Oronsky, each of whom are Independent Directors. The audit committee is a standing committee of, and operates under a written charter adopted by, our board of directors. The audit committee reviews and monitors our financial statements and accounting practices, appoints, determines funding for, and oversees our independent auditors, reviews the results and scope of the audit and other services provided by our independent auditors, and reviews and evaluates our audit and control functions.

Compensation Committee.    The compensation committee consists of Mr. Atwood (chairman), Mr. Davidson and Dr. Pakianathan, each of whom are Independent Directors. The compensation committee makes decisions and recommendations regarding salaries, bonuses, benefits and incentive compensation for our directors and executive officers and administers our incentive compensation and benefit plans, including our 2004 Stock Incentive Plan.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee consists of Dr. Wertheimer (chairman), Ms. Eastham and Dr. Pakianathan, each of whom are Independent Directors. The nominating and corporate governance committee assists the board of directors in fulfilling its responsibilities by:

•	identifying and approving individuals qualified to serve as members of our board of directors;

•	selecting director nominees for our annual meetings of stockholders; and

•	evaluating our board’s performance.

The nominating and corporate governance committee also assists the board of directors in developing and recommending to our board corporate governance guidelines and oversight with respect to corporate governance and ethical conduct.

Other Committees.    Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Compensation Committee Interlocks and Insider Participation

In 2003, our compensation committee consisted of Mr. Atwood, Ms. Cordaro and Dr. Pakianathan. None of the members of our compensation committee at any time has been one of our officers or employees. No interlocking relationship exists or existed in 2003 between our board of directors or compensation committee and the board of directors or compensation committee of any other company.

Compensation of Directors

Historically, we have paid certain of our directors a cash stipend for their services as directors. During the fiscal year ended December 31, 2003, Dr. Grillo-Lopez received compensation in the amount of $12,000 for his service as a director. In December 2003, we granted Dr. Grillo-Lopez an option to purchase 25,000 shares of common stock at an exercise price of $0.10 per share, as consideration for his service as a director. None of our other directors received compensation for their services during the fiscal year ended December 31, 2003. Ms. Eastham, who joined our board of directors in March 2004, will receive a pro-rated portion of an annual retainer of $12,000 for her service as a director prior to consummation of this offering.

Following the effectiveness of this offering, we intend to pay our non-employee board members the following fees related to their service on our board of directors, assuming that they attend at least 75% of the meetings of our board of directors or the committees on which they are members:

•	annual retainer of $16,000;

•	per board meeting fee of $2,000 for meetings attended in person and $1,000 for meetings attended by telephone;

•	per committee meeting fee of $1,000 for meetings attended in person and $500 for meetings attended by telephone; and

•	annual retainer for serving as the audit committee chairperson of $4,000.

In the event that a board member attends less than 75% of such meetings, the board member would receive 50% of the cash compensation he or she would otherwise receive.

We reimburse our directors for reasonable expenses in connection with attendance at board and committee meetings. Directors also are eligible to receive and some have received stock options under our stock option/stock issuance plan. Outside directors will also receive options under our 2004 Stock Incentive Plan. See “Employee Benefit Plans—2004 Stock Incentive Plan.”

During the fiscal year ended December 31, 2003, we paid consulting fees to Dr. Grillo-Lopez in the aggregate amount of $18,900. During the fiscal year ended December 31, 2003, we paid $75,000 in consulting fees to Dr. Carson. We intend to continue to pay consulting fees to both Dr. Grillo-Lopez and Dr. Carson following the effectiveness of this offering in consideration of consulting services that each has agreed to continue to provide to us. These consulting arrangements are described below in the section entitled “Related Party Transactions.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Our certificate of incorporation to be adopted upon the closing of this offering, assuming it is approved by our stockholders, provides that we will indemnify our directors, officers and employees to the fullest extent permitted by Delaware law, and that our directors will not be personally liable for monetary damages to us or our stockholders for any breach of fiduciary duties to the fullest extent permitted by Delaware law.

Similarly, our restated bylaws to be adopted upon the closing of this offering, assuming they are approved by our stockholders, provide that we will indemnify our directors, officers and employees to the fullest extent permitted by Delaware law. We are also empowered under our restated bylaws, assuming they are approved by our stockholders, to enter into indemnification agreements with our directors, officers, employees and agents and to purchase insurance on behalf of any person we are required or permitted to indemnify. We have entered into indemnification agreements with each of our current directors and executive officers and we intend to enter into indemnification agreements with our future directors and executive officers. These indemnification agreements may, in some cases, be broader than the specific indemnification provisions contained in Delaware law.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification by us will be required or permitted and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

We have an insurance policy covering our directors and officers with respect to specified liabilities, including liabilities arising under the Securities Act, or otherwise.

Executive Compensation

Summary of Cash and Other Compensation.    The following table shows all compensation received during the year ended December 31, 2003 by our chief executive officer and the four other most highly compensated executive officers whose salary and bonus in such fiscal year for services rendered in all capacities to us during such fiscal year exceeded $100,000. In addition, Dr. Paradiso, our former vice president, clinical and regulatory affairs, is included in the table because she would have been among our most highly compensated executive officers on the last day of 2003 had she not resigned earlier that year. These individuals are referred to as the “named executive officers.” The compensation described in this table does not include medical, group life insurance or other benefits available generally to all of our salaried employees.

Summary Compensation Table

	Annual Compensation			Long-Term Compensation
	Salary	Bonus	Other Annual Compensation(1)	Securities Underlying Options(#)	All Other Compensation
David S. Kabakoff Chief Executive Officer and President	$325,000	$0	$0	0	$1,032(2)

F. Andrew Dorr Chief Operating Officer	226,667(3)	0	0	900,000	299(2)

Wendy S. Johnson Senior Vice President, Corporate Development	225,105	50,000	0	0	519(2)

Gary T. Elliott Vice President, Product Development	220,375	0	—	0	334(2)

Linda J. Paradiso Former Vice President, Clinical and Regulatory Affairs	216,979(4)	0	0	0	43,856(5)

Anita I. Busquets Chief Financial and Administrative Officer and Secretary	192,030	0	0	0	660(2)

(1)	In accordance with the rules of the SEC, the other annual compensation described in this table does not include various perquisites and other personal benefits received by our named executive officers that do not exceed, in the aggregate, the lesser of $50,000 or 10% of any such officer’s salary and bonus disclosed in this table.
(2)	This amount represents the insurance premium for term life insurance in excess of $50,000 paid by us on behalf of our named executive officers.
(3)	Dr. Dorr commenced his employment as our chief operating officer in April 2003 at an annual base salary of $320,000.
(4)	This amount represents salary paid to Dr. Paradiso, our former vice president clinical and regulatory affairs, until her resignation in October 2003.
(5)	This amount includes the insurance premium for term life insurance in excess of $50,000 paid by us on Dr. Paradiso’ behalf as well as the total severance amount we paid Dr. Paradiso in 2003. Under the terms of Dr. Paradiso’s severance agreement we were obligated to pay Dr. Paradiso her base salary for the three months following her last day of employment on October 31, 2003. The aggregate severance amount totaled $65,094, of which $43,396 was paid in 2003 and $21,698 was paid in January 2004.

Option Grants in the Last Fiscal Year

The following tables set forth certain information for the year ended December 31, 2003 with respect to stock options granted to and exercised by the individuals named in the Summary Compensation Table above. The percentage of total options granted is based on an aggregate of 1,625,500 options granted to employees in fiscal year 2003.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Shares Underlying Options Granted	% of Total Options Granted to Employees in 2003	Exercise Price Per Share	Expiration Date

					5%	10%
David S. Kabakoff	—	—	—	—	—	—
F. Andrew Dorr	900,000	55.4%	$0.10	6/12/2013	$146,601	$233,437
Wendy S. Johnson	—	—	—	—	—	—
Gary T. Elliott	—	—	—	—	—	—
Linda J. Paradiso	—	—	—	—	—	—
Anita I. Busquets	—	—	—	—	—	—

Aggregated Option Exercises in the Last Fiscal Year and Fiscal Year-End Option Values

The following table shows information concerning the exercise of stock options by named executive officers during the year ended December 31, 2003 and the number and value of unexercised options held by each of the named executive officers listed in the summary compensation table above at December 31, 2003. Options shown as exercisable in the table below are immediately exercisable. However, we have rights to repurchase shares of the common stock underlying some of these options upon termination of the holder’s employment with us. There was no public trading market for the common stock as of December 31, 2003. Accordingly, the value of unexercised in-the-money options listed below at December 31, 2003 has been calculated on the basis of the fair market value of our common stock as determined by our board of directors of $0.10 per share, less the applicable exercise price per share, multiplied by the number of shares underlying such options.

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-the-Money Options at December 31, 2003

			Exercisable	Unexercisable	Exercisable	Unexercisable
David S. Kabakoff	—	—	1,224,000	—	—	—
F. Andrew Dorr	—	—	900,000	—	—	—
Wendy S. Johnson	—	—	600,000	—	—	—
Gary T. Elliott	—	—	350,000	—	—	—
Linda J. Paradiso	—	—	519,000(1)	—	—	—
Anita I. Busquets	250,000	—	300,000	—	—	—

(1)	The options held by Dr. Paradiso at December 31, 2003 expired unexercised in February 2004 and are no longer outstanding.

Employee Benefit Plans

2004 Stock Incentive Plan

Our 2004 Stock Incentive Plan is intended to serve as the successor program to our 2001 Stock Option/Stock Issuance Plan. Our 2004 plan was adopted by our board of directors in April 2004 and will be adopted by our stockholders prior to the effectiveness of this offering. The plan will become effective immediately upon the signing of the underwriting agreement for this offering. At that time, all outstanding options under the predecessor 2001 plan will be transferred to our 2004 plan, and no further option grants will be made under that predecessor plan. The transferred options will continue to be governed by their existing terms, unless our compensation committee elects to extend one or more features of our 2004 plan to those options. Options granted under our 2004 plan are generally non-transferable other than by will or the laws of inheritance or certain transfers for tax or estate planning purposes.

We have initially reserved a number of shares of our common stock for issuance under our 2004 plan equal to (i) the number of shares that will be carried over from our 2001 plan, including the shares subject to outstanding options thereunder which number shall not exceed              shares as of March 31, 2004, plus (ii)              shares. The number of shares of our common stock reserved for issuance under our 2004 plan is subject to adjustment in connection with any stock split, stock dividend, recapitalization, combination of shares or similar change affecting our outstanding common stock following our proposed initial public offering. In addition, the share reserve under the 2004 plan will be increased from time to time by a number of shares of common stock equal to those shares of common stock that are issuable pursuant to stock awards outstanding under the 2001 plan as of the effective date of this offering (up to approximately              shares) and that, but for the termination of the 2001 plan as of the effective date of this offering, would otherwise have reverted to the share reserve of the 2001 plan upon the termination or expiration of those stock awards. The number of shares of common stock available for issuance under our 2004 plan will automatically increase on the first trading day in January of each calendar year, beginning in calendar year 2005, by an amount equal to the lesser of (i) 3% of the total number of shares of our common stock outstanding on the last trading day in December of the preceding calendar year, (ii) 1,000,000 shares or (iii) such amount as our board of directors may determine. In addition, no participant in our 2004 plan may be granted stock options, separately exercisable stock appreciation rights and direct stock issuances for more than 1,000,000 shares of our common stock in the aggregate per calendar year.

Our 2004 plan is divided into five separate components:

•	the discretionary option grant program, under which eligible individuals in our employ or service may be granted options to purchase shares of common stock at an exercise price not less than 100% of the fair market value of those shares on the grant date;

•	the stock issuance program, under which eligible individuals may be issued shares of common stock directly, through the purchase of such shares at a price not less than 100% of their fair market value at the time of issuance or as a bonus tied to the attainment of performance milestones or the completion of a specified period of service;

•	the salary investment option grant program, under which our executive officers and other highly compensated employees may be given the opportunity to apply a portion of their base salary to the acquisition of special below-market stock option grants;

•	the automatic option grant program, under which option grants will automatically be made at periodic intervals to our non-employee board members to purchase shares of common stock at an exercise price equal to 100% of the fair market value of those shares on the grant date; and

•	the director fee option grant program, under which our non-employee board members may be given the opportunity to apply a portion of the annual fees otherwise payable to them in cash each year to the acquisition of special below-market option grants.

Eligibility.    Non-statutory stock options, stock appreciation rights or stock awards may be granted under our 2004 plan to employees, directors and consultants of ours, our affiliates and subsidiaries. Incentive stock options may be granted only to employees of ours or any future subsidiaries.

Discretionary Option Grant and Stock Issuance Programs.    The discretionary option grant program and the stock issuance program will be administered by the compensation committee. This committee, in its discretion, will determine which eligible individuals are to receive option grants or stock issuances under those programs, the time or times when such option grants or stock issuances are to be made, the number of shares subject to each such grant or issuance, the status of any granted option as either an incentive stock option or a non-statutory stock option under the federal tax laws, and the terms and conditions of each award including, without limitation, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding, provided that no option term may exceed 10 years measured from the date of grant. The committee, in making its determination, may consider the compensation awarded to directors and officers at other companies, our corporate performance, the individual’s performance and any other factors the committee deems appropriate.

Vesting of any option grant or stock issuance is contingent on continued service with us. Upon the cessation of an optionee’s service, any unvested options granted under the discretionary option grant program will terminate and will be forfeited. Any vested but unexercised options (i) will terminate immediately if the optionee is terminated for misconduct, or (ii) if the cessation of service is other than for misconduct, will remain exercisable for such period of time as determined by the compensation committee at the time of grant and set forth in the documents evidencing the option. The compensation committee has the discretion, however, at any time while the option remains outstanding to (i) extend the period of time that the option may be exercisable following the cessation of an optionee’s service (but not beyond the term of the option) and (ii) permit the optionee to exercise following a cessation of service options that were not vested at the time of the cessation of service.

If a participant’s service with us ceases while shares issued under the discretionary grant or stock issuance programs remain unvested, or if any performance objectives are not met, then those shares will be surrendered immediately to us, and cancelled. If any consideration was paid by the participant for such shares, we will repay the participant the lower of (i) the cash consideration paid for the surrendered shares or (ii) the fair market value of the surrendered shares at the time of cancellation. The compensation committee has the discretion, however, to waive any surrender and cancellation that otherwise would occur upon the cessation of the participant’s service or the non-attainment of the applicable performance objectives. This will result in the immediate vesting of those shares to which the waiver applies. Such a waiver may occur at any time before or after the cessation of the participant’s service or the attainment or non-attainment of the applicable performance objectives.

The exercise price for the shares of common stock subject to option grants made under our 2004 plan may be paid in cash or in shares of common stock valued at fair market value on the exercise date. Subject to applicable law, the option may also be exercised through a same-day sale program without any cash outlay by the optionee. In addition, subject to applicable law, the plan administrator may provide financial assistance to one or more optionees in the exercise of their outstanding options or the purchase of their unvested shares by allowing such individuals to deliver a full-recourse, interest-bearing promissory note in payment of the exercise price and any associated withholding taxes incurred in connection with such exercise or purchase.

The compensation committee will have the authority to cancel outstanding options under the discretionary option grant program, including options transferred from the 2001 plan, in return for the grant of new options for the same or a different number of option shares with an exercise price per share based upon the fair market value of our common stock on the new grant date.

Stock appreciation rights are authorized for issuance under the discretionary option grant program. Such rights will provide the holders with the election to surrender their outstanding options for an appreciation distribution from us equal to the fair market value of the vested shares of common stock subject to the surrendered option, less the aggregate exercise price payable for those shares. Such appreciation distribution may be made in cash or in shares of common stock. None of the outstanding options under our 2001 plan contain any stock appreciation rights.

In the event that we are acquired by a merger, a sale by our stockholders of more than 50% of our outstanding voting stock or a sale of all or substantially all of our assets, the vesting of each outstanding option under the discretionary option grant program will automatically accelerate in full, except to the extent that such option (i) will be assumed by the successor corporation or otherwise continued in effect or (ii) will be replaced with a cash incentive program of a successor corporation of the type described in the 2004 plan. In addition, in such event all unvested shares under the discretionary option grant and stock issuance programs will immediately vest, except to the extent (i) our repurchase rights with respect to those shares are to be assigned to the successor corporation or otherwise continue in effect or (ii) accelerated vesting otherwise is precluded by other limitations imposed at the time of grant. However, the compensation committee will have complete discretion to structure any or all of the options under the discretionary option grant program so those options will immediately vest in the event we are acquired, whether or not those options are assumed by the successor corporation or otherwise continued in effect. Alternatively, the compensation committee may condition such accelerated vesting upon the subsequent termination of the optionee’s service with us or the acquiring entity. The vesting of outstanding shares or share rights under the stock issuance program may also be accelerated upon similar terms and conditions.

The compensation committee may grant options and structure repurchase rights so that the shares subject to those options or repurchase rights will vest in connection with a hostile takeover, as defined in our 2004 plan, whether accomplished through a tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board of directors through one or more contested elections for board membership. Such accelerated vesting may occur either at the time of such hostile takeover or upon the subsequent termination of the individual’s service. The vesting of outstanding shares or share rights under the stock issuance program may also be accelerated upon similar terms and conditions.

All of the options and unvested shares currently outstanding under our 2001 plan, which will be transferred to our 2004 plan, will immediately vest in the event a change of control of us whether by a merger, consolidation in which more than 50% of our outstanding stock is transferred or a sale of substantially all our assets, unless those options are assumed by the acquiring entity or our repurchase rights with respect to any unvested shares subject to those options are assigned to such entity. In addition, some options and unvested shares issued under our 2001 plan to our management will immediately vest upon the subsequent involuntary termination of an individual’s service with the acquiring entity within 18 months following such change of control.

We intend that any compensation deemed paid by us in connection with the exercise of options granted under the discretionary option grant program for the disposition of the shares purchased under those options will be regarded as “performance-based,” within the meaning of Section 162(m) of the Internal Revenue Code, and that such compensation will not be subject to the annual $1 million limitation on the deductibility of compensation paid to covered executive officers which otherwise would be imposed pursuant to Section 162(m).

Salary Investment Option Grant Program.    The compensation committee will have the exclusive authority to select the executive officers and other highly compensated employees who may participate in the salary investment option grant program in the event that program is activated for one or more calendar years. The committee, in making its selections, has the sole and exclusive authority over which individuals to include. In the event the compensation committee elects to activate the salary investment option grant program for one or more calendar years, each of our executive officers and other highly compensated employees selected for participation may elect, prior to the start of the calendar year, to reduce his or her base salary for that calendar year by a specified dollar amount not less than $10,000 nor more than $50,000. Each selected individual who files such a timely election will automatically be granted, on the first trading day in January of the calendar year for which his or her salary reduction is to be in effect, an option to purchase that number of shares of common stock determined by dividing the salary reduction amount by two-thirds of the fair market value per share of our common stock on the grant date. The option will be exercisable at a price per share equal to one-third of the fair market value of our common stock on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the amount by which the optionee’s salary is reduced under the program. The option will become exercisable in a series of 12 equal monthly installments over the calendar year for which the salary reduction is to be in effect, contingent on continued service with us. If a participant ceases service with us for any reason, any vested but unexercised option will be exercisable until the earlier of (i) the expiration of the ten-year option term or (ii) three years measured from the date of cessation of service.

The remaining terms of each option granted under the salary investment option grant program are the same as the terms in effect for option grants made under the discretionary option grant program.

Automatic Option Grant Program.    Under the automatic option grant program, each individual who is serving as a non-employee board member on the date the underwriting agreement for this offering is signed will be granted an option to purchase              shares of our common stock, and each individual who first becomes a non-employee board member at any time after the date of signing of the underwriting agreement for this offering will receive an automatic option grant to purchase              shares on the date such individual joins our board of directors, provided in each case that such individual has not been in our prior employ. In addition, on the date of each annual stockholders meeting held after the date of signing of the underwriting agreement for this offering, each non-employee board member who is to continue to serve as a non-employee board member will automatically be granted an option to purchase              shares of our common stock, provided such individual has served on our board for at least six months.

The automatic grants made to individuals who are serving as non-employee board members on the date the underwriting agreement for this offering is signed will have an exercise price per share equal to the price per share at which our common stock will be sold to the public pursuant to the underwriting agreement. Each subsequent automatic option grant will have an exercise price per share equal to the closing selling price per share of our common stock on the grant date. Each automatic grant will have a term of 10 years, subject to earlier termination following the optionee’s cessation of board service. Each option will be immediately exercisable for all of the option shares; however, we may repurchase, at the lower of the exercise price paid per share and the fair market value of the shares at the time of repurchase, any shares purchased under the option which are not vested at the time of the optionee’s cessation of board service. The shares subject to each initial              -share automatic option grant will vest in a series of four successive annual installments upon the optionee’s completion of each year of board service over the four-year period measured from the grant date. The shares subject to each annual              -share automatic option grant will vest upon the optionee’s completion of one year of board service measured from the grant date. Any vested but unexercised option will be exercisable for a period of twelve months following the cessation of the optionee’s board service. However, the shares subject to each automatic option grant will immediately vest in full upon the optionee’s death or disability while a board member.

The remaining terms of each option granted under the automatic option grant program are the same as the terms in effect for option grants made under the discretionary option grant program.

Director Fee Option Grant Program.    Should the director fee option grant program be activated for any future calendar year, each non-employee board member will have the opportunity to apply all or a portion of any cash fee for board service for such year to the acquisition of a below-market option grant. The option grant will automatically be made on the first trading day in January in the year for which the retainer fee would otherwise be payable in cash. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date, and the number of shares subject to the option will be determined by dividing the amount of the retainer fee applied to the program by two-thirds of the fair market value per share of our common stock on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the portion of the retainer fee applied to that option. The option will become exercisable in a series of 12 equal monthly installments over the calendar year for which the fee election is to be in effect, contingent on continued board service. If an optionee ceases board service for any reason, any vested but unexercised option will be exercisable until the earlier of (i) the expiration of the 10-year option term or (ii) three years measured from the date board service ceased. However, any unvested option will become immediately exercisable for all the option shares upon the optionee’s death or disability while serving as a board member.

The remaining terms of each option granted under the director fee option grant program are the same as the terms in effect for option grants made under the discretionary option grant program.

Our 2004 plan will also have the following features:

•	Outstanding options under the salary investment, automatic option and director fee option grant programs will immediately vest and become exercisable in full if we are acquired by a merger, a sale by our stockholders of more than 50% of our outstanding voting stock or a sale of substantially all our assets or if more than 50% of our outstanding voting stock is acquired through a hostile tender offer or a change in the majority of our board of directors occurs as a result of one or more contested elections.

•	Limited stock appreciation rights will automatically be included as part of each grant made under the salary investment, automatic and director fee option grant programs, and these rights may also be granted to one or more officers as part of their option grants under the discretionary option grant program. Options with this feature may be surrendered to us upon the successful completion of a hostile tender offer for more than 50% of our outstanding voting stock. In return for the surrendered option, the optionee will be entitled to a cash distribution from us in an amount per surrendered option share based upon the highest price per share of our common stock paid in that tender offer.

•	Our board of directors may amend or modify the 2004 plan at any time, subject to any required stockholder approval or participant consent. The 2004 plan will terminate no later than April 20, 2014.

Employment and Change of Control Arrangements

We intend to enter into employment agreements with David S. Kabakoff, our chief executive officer, F. Andrew Dorr, our chief operating officer, Anita I. Busquets, our chief financial and administrative officer and secretary, Wendy S. Johnson, our senior vice president, corporate development, Gary T. Elliott, our vice president, product development, Elizabeth Clark Moore, our vice president, regulatory affairs, and Pratik Multani, our vice president, clinical development. The employment agreements are conditioned on the consummation of this offering.

Pursuant to the employment agreements, each executive is required to devote substantially all of his or her time and attention to our business and affairs. The employment agreements set forth the executives’ base salaries. The initial base salaries of the executives called for by the employment agreements are as follows: David S. Kabakoff ($            ), F. Andrew Dorr ($            ), Anita I. Busquets ($            ), Wendy S. Johnson ($            ), Gary T. Elliott ($            ), Elizabeth Clark Moore ($            ), and Pratik Multani ($            ). The employment agreements do not provide for automatic annual increases in salary, but each employment agreement provides for annual salary reviews by the compensation committee. Each of the executives is eligible to participate in any management incentive compensation plan adopted by us or such other bonus plan as our board of directors may approve. The award of any bonus compensation is to be determined by the board of directors or pursuant to a plan approved by the board of directors. Each of the executives is an at-will employee.

The employment agreements provide each executive with severance benefits in the event his or her employment is terminated as a result of his or her death or permanent disability, is terminated by us other than for cause or if the executive resigns with good reason. Specifically, in the event of such a termination, the executive or his or her estate, as applicable, will receive six months of salary continuation payments (12 months for Dr. Kabakoff), plus six months healthcare and life insurance benefits continuation at our expense (12 months for Dr. Kabakoff).

In addition, that portion of the executive’s stock awards, and any unvested shares issued upon the exercise of such stock awards, which would have vested if the executive had remained employed for an additional six months (12 months for Dr. Kabakoff) will immediately vest on the date of termination.

If the executive’s employment is terminated by us other than for cause or if the executive resigns with good reason within three months prior to or within 12 months following a change of control, the executive will be entitled to receive 12 months of salary continuation payments (18 months for Dr. Kabakoff), 12 months healthcare and life insurance benefits continuation at our expense (18 months for Dr. Kabakoff) plus $15,000 toward outplacement services.

In addition, the employment agreements provide that, in connection with a change of control of us, 50% of the executive’s unvested stock awards, and any unvested shares issued upon the exercise of such stock awards, will immediately become vested. This accelerated vesting is in addition to any accelerated vesting provided under our stock option plans.

For purposes of the employment agreements, “cause” means the executive’s commission of an act of fraud, embezzlement or dishonesty upon us that has a material adverse impact on us, the executive’s conviction of or plea of guilty or no contest to a felony, the executive’s ongoing and repeated failure or refusal to perform or neglect of his or her duties (where such failure, refusal or neglect continues for 15 days following the executive’s receipt of notice from our board), the executive’s gross negligence, insubordination, material violation of any duty of loyalty to us or any other material misconduct on the part of the executive, the executive’s unauthorized use or disclosure of our confidential information or trade secrets that has a material adverse impact on us or a material breach by the executive of his or her employment agreement. Prior to any determination by us that “cause” has occurred, we will provide the executive with written notice of the reasons for such determination, afford the executive a reasonable opportunity to remedy any such breach, and provide the executive an opportunity to be heard prior to the final decision to terminate the executive’s employment.

For purposes of the employment agreements, “good reason” means a change by us in the executive’s position that materially reduces his or her duties or responsibilities, a reduction by us in the executive’s base salary or target bonus (other than pursuant to a company-wide reduction of base salaries and target bonuses for employees of the company generally), executive’s relocation by us to a facility or location more than 50 miles from executive’s principal place of employment or to a location outside of San Diego County or our material breach of the employment agreement.

In August 2001, we entered into an employment letter agreement with Dr. Kabakoff to serve as our chief executive officer. This agreement will terminate upon consummation of this offering in connection with the implementation of the agreement with Dr. Kabakoff discussed above. Under the 2001 letter agreement, Dr. Kabakoff is required to devote his time, attention and energy to the company. Dr. Kabakoff is entitled to a base salary of $325,000 per year, subject to annual review by the compensation committee of our board of directors. Dr. Kabakoff also agreed to non-solicitation provisions which will survive for three years his termination under this letter agreement. Our agreement with Dr. Kabakoff is for successive 12-month terms unless we notify Dr. Kabakoff at least 90 days prior to the end of the relevant 12-month term of our intent not to renew his employment. We may terminate Dr. Kabakoff’s employment prior to such time in the event of his death, if he becomes permanently disabled (provided we give Dr. Kabakoff 30 days’ prior written notice), for cause or without cause (provided we give Dr. Kabakoff 90 days’ prior written notice). In addition, in accordance with the terms of this letter agreement, Dr. Kabakoff received an option to purchase 732,000 shares of our common stock with an exercise price of $0.10 per share in September 2001. The option vested as to 25% of the shares in September 2002 with the remainder vesting over three years in equal monthly installments thereafter. In February 2004, Dr. Kabakoff purchased 600,000 vested shares underlying this option. Other than with respect to a change of control, our agreement with Dr. Kabakoff provides that, in the event he is terminated by us without cause, he will be entitled to receive salary continuation payments at his then-current annual base salary plus his health benefits for six months following his termination as well as six months acceleration of the vesting of the remaining shares underlying the option discussed above. In the event Dr. Kabakoff is either terminated without cause or involuntarily terminated following a change of control, Dr. Kabakoff will be entitled to receive salary continuation payments at his then-current annual base salary plus his health benefits for 12 months following his termination as well as 12 months acceleration of the vesting of the remaining shares underlying the option discussed above.

The options and unvested shares we have issued to each of our named executive officers and to certain other management under our 2001 plan will immediately vest in the event of a change of control of us whether by a merger, consolidation in which more than 50% of our outstanding stock is transferred or a sale of substantially all of our assets unless those options and unvested shares are assumed by the acquiring entity or our repurchase rights with respect to any unvested shares subject to those options are assigned to such entity. In addition, assumed options issued to our named executive officers and some other management under our 2001 plan will immediately vest and the repurchase right with respect to assigned unvested shares will immediately lapse upon the subsequent involuntary termination of an individual’s service with the acquiring entity within 18 months following such change of control.

The compensation committee, as plan administrator of our 2004 plan, will have the authority to grant options and to structure repurchase rights under that plan so that the shares subject to those options or repurchase rights will immediately vest in connection with a change in control of us, whether by merger, asset sale, successful tender offer for more than 50% of the outstanding voting stock or by a change in the majority of the board by reason of one or more contested elections for board membership, with vesting to occur either at the time of the change in control or upon the subsequent involuntary termination of the individual’s service within a designated period not to exceed 18 months following the change in control.

RELATED PARTY TRANSACTIONS

Other than the compensation agreements, indemnification agreements and other arrangements which are described as required in “Management” and the transactions described below, since January 2001, there have not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $60,000 and in which any director, executive officer, holder of 5% or more of any class of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

Preferred Stock

In January and August 2001, we issued and sold an aggregate of 10,100,000 shares of our Series A preferred stock at a price of $1.00 per share to investors for an aggregate consideration of $10.1 million. These shares of Series A preferred stock will convert into              shares of common stock upon completion of this offering. In June 2002, we issued and sold an aggregate of 29,255,319 shares of our Series B preferred stock at a price of $0.94 per share to investors for an aggregate consideration of approximately $27.5 million. These shares of Series B preferred stock will convert into              shares of common stock upon completion of this offering. In March 2004, we issued and sold an aggregate of 42,857,144 shares of our Series C preferred stock at a price of $1.05 per share to investors for an aggregate consideration of approximately $45.0 million. These shares of Series C preferred stock will convert into              shares of common stock upon completion of this offering.

The following table summarizes the issuance and sale, valued in excess of $60,000, of shares of our preferred stock to our directors, executive officers and 5% stockholders and their affiliated entities:

Name	Shares of Series A Preferred Stock	Shares of Series B Preferred Stock	Shares of Series C Preferred Stock
Versant Ventures I, LLC and its affiliates(1)	5,000,000	3,191,490	1,904,762
InterWest Management Partners VIII, LLC and its affiliates(2)	5,000,000	3,191,489	4,761,905
CMEA Life Sciences 2000, L.P. and its affiliates(3)	—	4,255,320	1,904,761
Delphi Management Partners V, LLC and its affiliates(4)	—	5,319,149	1,428,571
Ventures West 7 Management Ltd. and its affiliates(5)	—	3,723,404	3,875,481
Aberdare GP II, L.L.C. and its affiliates(6)	—	3,191,489	1,904,762
ProQuest Investments II, L.P. and its affiliates(7)	—	3,191,489	2,857,143
H.I.G. Ventures, Inc. and its affiliates(8)	—	—	6,666,667
OrbiMed Advisors LLC and its affiliates(9)	—	—	6,666,667

(1)	Represents shares held by Versant Venture Capital I, L.P., Versant Side Fund I, L.P., Versant Affiliates Fund I-A, L.P. and Versant Affiliates Fund I-B, L.P. Mr. Atwood, one of our directors, is a managing director of Versant Ventures I, LLC, the general partner of these affiliated entities.
(2)	Represents shares held by InterWest Partners VIII, L.P., InterWest Investors VIII, L.P. and InterWest Investors Q VIII, L.P. Dr. Oronsky, one of our directors, is a managing director of InterWest Management Partners VIII, LLC, the general partner of these affiliated entities.
(3)	Represents shares held by CMEA Life Sciences 2000, L.P. and CMEA Life Sciences 2000 Civil Law Partnership. Ms. Cordaro, one of our directors, is a general partner of both of these affiliated entities.
(4)	Represents shares held by Delphi Ventures V, L.P. and Delphi Bioinvestments V, L.P. Dr. Pakianathan, one of our directors, is an attorney-in-fact for and member of Delphi Management Partners V, LLC, the general partner of these affiliated entities.
(5)	Ventures West 7 Management Ltd., together with its affiliates, is a holder of more than 5% of our capital stock.
(6)	Aberdare GP II, L.L.C., together with its affiliated entities and individuals, is a holder of more than 5% of our capital stock.
(7)	ProQuest Investments II, L.P., together with its affiliates, is a holder of more than 5% of our capital stock.
(8)	Represents shares held by H.I.G. Salmedix, Inc. Mr. Davidson, one of our directors, is a managing director of H.I.G. Ventures, which manages all aspects of H.I.G. Salmedix, Inc.
(9)	Represents shares held by Caduceus Private Investments II, LP, Caduceus Private Investments II (QP), LP and UBS Juniper Crossover Fund, LLC. Dr. Wertheimer, one of our directors, is a principal of OrbiMed Capital II LLC and OrbiMed Advisors, LLC. OrbiMed Capital II LLC is the general partner of Caduceus Private Investments II, L.P. and Caduceus Private Investments II (QP), L.P. OrbiMed Advisors LLC is the investment advisor to UBS Juniper Crossover Fund LLC.

Stock Options

From December 2000 to March 31, 2004, we granted an aggregate of 6,285,000 options to our current directors and executive officers, including the named executive officers, with an exercise price of $0.10. As of March 31, 2004, an aggregate of 2,610,000 of these options had been exercised by our directors and executive officers, including the named executive officers. As of March 31, 2004, an aggregate of 1,617,083 shares of common stock issued upon the exercise of these options remain subject to our right to repurchase unvested shares at the original exercise price upon termination of service with us.

Additional Founder Transactions Since Inception

Issuance of Restricted Common Stock and Subsequent Repurchases.    In December 2000 and January 2001, in connection with our formation, we issued and sold an aggregate of 3,850,000 shares of restricted common stock at a price of $0.001 per share to some of our founders, directors and executive officers. In June 2002, as a condition to the closing of the issuance and sale of our Series B preferred stock, we repurchased an aggregate of 403,389 of these shares.

The following table summarizes the issuance and sale of these shares of restricted common stock to the following founders, directors and executive officers as well as the subsequent repurchase of some of these shares:

Name	Original Issuance of Shares of Common Stock	Purchase Price	Shares Repurchased	Current Holdings
David S. Kabakoff	495,703	$495.70	77,992	417,711
Dennis A. Carson	1,286,133	1,286.13	—	1,286,133
Francis Nardella	909,993	910.00	143,175	766,818
Lorenzo Leoni	899,993	900.00	141,601	758,392
Alan Rosenthal	258,178	258.18	40,621	217,557

Patent Assignment and Consulting Agreement with Francis Nardella.    In January 2001, we were assigned and transferred rights relating to SDX-101 held by Dr. Nardella, one of our founders, under a patent assignment agreement. In connection with this patent assignment, we entered into a restricted stock issuance agreement with Dr. Nardella pursuant to which Dr. Nardella received the shares described above. We also entered into a consulting agreement with Dr. Nardella, pursuant to which Dr. Nardella provided consulting services to us at such times and places as we and Dr. Nardella mutually agreed. This consulting agreement terminated in January 2004. Under the terms of this consulting agreement, we paid Dr. Nardella $2,000 per month through the end of 2002 as compensation for his consulting services plus his reasonable expenses.

Other Transactions with Executive Officers and Directors

Loans to Executive Officers.    In August 2002, we made a loan in the principal amount of $200,000 to Dr. Elliott, our vice president, product development, as part of his relocation package. $100,000 was repaid on this loan by Dr. Elliott in 2003. $60,944 of principal and accrued interest was forgiven in February 2004 and the balance of $50,000 of principal and accrued interest was repaid by Dr. Elliott in March 2004.

There are no outstanding loans to any of our executive officers.

Consulting Agreement with Dennis Carson.    In December 2000, we entered into a consulting agreement with Dr. Carson, one of our founders and a member of our board of directors, pursuant to which Dr. Carson provides consulting services to us at such times and places as we may request. The term of this consulting agreement was initially one year and has been renewed for successive one-year terms by us and Dr. Carson. Under the terms of this consulting agreement, we pay Dr. Carson $75,000 annually as compensation for his consulting services.

Consulting Agreement with Antonio Grillo-Lopez.    In May 2001, we entered into a consulting agreement with Dr. Grillo-Lopez, a member of our board of directors, pursuant to which Dr. Grillo-Lopez provides consulting services relating to the development and clinical testing of our products. The term of this consulting agreement was initially one year and has been renewed for successive one-year terms by us and Dr. Grillo-Lopez. Under the terms of this consulting agreement, Dr. Grillo-Lopez provides consulting services to us for no more than eight hours per day. We pay Dr. Grillo-Lopez an hourly rate plus his expenses. Under the terms of this consulting agreement, we granted Dr. Grillo-Lopez an option to purchase 25,000 shares of our common stock at an exercise price of $0.10 per share.

Consulting Agreement with Linda Paradiso.    In November 2001, prior to her hiring, we entered into a consulting agreement with Dr. Paradiso, our former vice president, clinical and regulatory affairs, pursuant to which Dr. Paradiso provided consulting and advisory services related to in-licensing opportunities and drug development matters. Under the terms of this consulting agreement, we paid Dr. Paradiso $20,000 per month as compensation for her consulting services. This consulting agreement was terminated by us and Dr. Paradiso in connection with her transition to full time employment with us in March 2002.

Severance Arrangements.    In July 2002, Alan Rosenthal, our former president and chief operating officer, resigned. We were required to pay Dr. Rosenthal his base salary for six months following his date of termination of employment. In consideration of Dr. Rosenthal entering into a consulting agreement with us, we also extended the exercise period for his vested options to purchase 180,000 shares of our common stock for two years.

In October 2003, Dr. Paradiso, our former vice president, clinical and regulatory affairs, resigned. We were required to pay Dr. Paradiso her base salary and continue her medical benefits for three months following her date of termination of employment.

Employment Agreement with Officers.    We have entered into an employment agreement with Dr. Kabakoff and we intend to enter into employment agreements with our executive officers, conditioned on the consummation of this offering. Please see “Management – Employment and Change of Control Agreements” for a description of these agreements.

Royalty Arrangement.    Dr. Carson is one of the named inventors on the intellectual property associated with SDX-101 and SDX-102, as well as issued patents and patent applications for several pre-clinical-stage projects, including SDX-103, that we licensed from UC. Under the terms of a pre-existing standard UC policy, Dr. Carson and the other named inventors are entitled to share in a percentage of any royalty payments made to UC under the exclusive license agreement after expenses. Please see “Business-Licensing and Collaborative Agreements” for a discussion of our agreement with UC.

Registration Rights

We have entered into agreements with all of the holders of our preferred stock, including entities affiliated with some of our directors and holders of 5% or more of our common stock, whereby we granted these entities registration rights with respect to the common stock issuable upon conversion of their preferred stock. For more information regarding registration rights, please see the “Description of Capital Stock.” The holders of these registration rights have waived their right to participate in this offering.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and officers containing provisions that may require us to indemnify them against liabilities that may arise by reason of their status or service as directors or officers and to advance their expenses incurred as a result of any proceeding against them. However, we will not indemnify directors or officers with respect to liabilities arising from willful misconduct of a culpable nature.

PRINCIPAL STOCKHOLDERS

The following table shows information with respect to the beneficial ownership of our common stock as of March 31, 2004, and as adjusted to reflect the sale of the shares of common stock offered under this prospectus, by:

•	each person, or group of affiliated persons, who we know owns beneficially 5% or more of our common stock;

•	each of our directors and named executive officers listed in the Summary Compensation Table; and

•	all of our directors and executive officers as a group.

Except as indicated in the footnotes to this table and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. The table below includes the number of shares underlying options or warrants which are exercisable within 60 days from the date of this offering. In addition, the table is based on              shares of our common stock outstanding prior to the closing of this offering and              shares outstanding immediately after this offering. The address for each individual or entity listed in the table is: c/o Salmedix, Inc., 9380 Judicial Drive, San Diego, California 92121. The percentages in the “Shares Beneficially Owned After this Offering” column assume that the underwriters do not exercise their over-allotment option.

	Shares Beneficially Owned Prior to this Offering
Beneficial Owner	Number of Shares Outstanding	Number of Shares Underlying Options or Warrants	Percent	Percent of Shares Beneficially Owned After Offering
Five Percent Stockholders
InterWest Management Partners VIII, LLC and affiliates(1)	13,153,091	—	14.7%
Versant Ventures I, LLC. and affiliates(2)	10,295,949	—	11.5
Ventures West 7 Management Ltd. and affiliates(3)	7,598,885	—	8.5
Delphi Management Partners V, LLC and affiliates(4)	6,747,720	—	7.5
H.I.G. Ventures and affiliates(5)	6,666,667	—	7.4
OrbiMed Advisors LLC and affiliates(6)	6,666,667	—	7.4
CMEA Ventures Life Sciences 2000, L.P. and affiliates(7)	6,160,081	—	6.9
ProQuest Investments II, L.P. and affiliates(8)	6,048,632	—	6.7
Aberdare GP II, L.L.C. and affiliates(9)	5,096,251	—	5.7

Executive Officers and Directors
David S. Kabakoff, Ph.D.(10)	1,017,711	904,000	2.1
F. Andrew Dorr, M.D.	250,000	650,000	1.0
Wendy S. Johnson(11)	200,000	664,000	1.0
Anita I. Busquets(12)	550,000	240,000	*
Linda J. Paradiso	—	—	*
Gary Elliott	350,000	148,000	*
Brian G. Atwood(2)	10,295,949	—	11.5
Dennis A. Carson, M.D.	1,646,133	—	1.8
Christine Cordaro(7)	6,160,081	—	6.9
Aaron Davidson(5)	6,666,667	—	7.4
Karin Eastham	—	—	*
Antonio J. Grillo-Lopez, M.D.	—	50,000	*
Arnold L. Oronsky, Ph.D.(1)	13,153,091	—	14.7
Deepa R. Pakianathan, Ph.D.(4)	6,747,720	—	7.5
Samuel P. Wertheimer, Ph.D.(6)	6,666,667	—	7.4
All directors and executive officers as a group (17 persons)	54,004,019	3,156,000	63.7

*	Less than 1% of total.

(1)

Represents (a) 12,685,148 shares held by InterWest Partners VIII, L.P., (b) 104,918 shares held by InterWest Investors VIII, L.P. and (c) 363,025 shares held by InterWest Investors Q VIII, L.P. Dr. Oronsky, one of our directors, is a managing director of InterWest

Management Partners VIII, LLC, the general partner of these affiliated entities. Dr. Oronsky disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these entities.

(2)	Represents (a) 9,472,272 shares held by Versant Venture Capital I, L.P., (b) 185,328 shares held by Versant Side Fund I, L.P., (c) 205,919 shares held by Versant Affiliates Fund I-A, L.P. and (d) 432,430 shares held by Versant Affiliates Fund I-B, L.P. Mr. Atwood, one of our directors, is a managing director of Versant Ventures I, LLC, the general partner of these affiliated entities. Mr. Atwood disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these entities.

(3)	Represents (a) 6,933,321 shares held by Ventures West 7 Limited Partnership and (b) 665,564 shares held by Ventures West 7 U.S. Limited Partnership.

(4)	Represents (a) 6,675,338 shares held by Delphi Ventures V, L.P. and (b) 72,382 shares held by Delphi Bioinvestments V, L.P. Dr. Pakianathan, one of our directors, is an attorney-in-fact for and member of Delphi Management Partners V, LLC, the general partner of these affiliated entities. Dr. Pakianathan disclaims beneficial ownership of these shares except to the extent of her pecuniary interest in these entities.

(5)	Represents 6,666,667 shares held by H.I.G. Salmedix, Inc. Mr. Davidson, one of our directors, is a managing director of H.I.G. Ventures, which manages all aspects of H.I.G. Salmedix, Inc. Mr. Davidson disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these entities.

(6)	Represents (a) 4,449,261 shares held by Caduceus Private Investments, II, LP, (b) 1,665,895 shares held by Caduceus Private Investments II(QP), LP and (c) 551,511 shares held by UBS Juniper Crossover Fund, LLC. Dr. Wertheimer, one of our directors, is a principal of OrbiMed Capital II LLC and OrbiMed Advisors, LLC. OrbiMed Capital II LLC is the general partner of Caduceus Private Investments, II, LP and Caduceus Private Investments, II(QP), LP and OrbiMed Advisors LLC is the investment advisor to UBS Juniper Crossover Fund, LLC. Dr. Wertheimer disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these entities.

(7)	Represents (a) 5,787,999 shares held by CMEA Life Sciences 2000, L.P. and (b) 372,082 shares held by CMEA Life Sciences 2000 Civil Law Partnership. Ms. Cordaro, one of our directors, is a general partner of both of these affiliated entities. Ms. Cordaro disclaims beneficial ownership of these shares except to the extent of her pecuniary interest in these entities.

(8)	Represents (a) 5,906,489 shares held by ProQuest Investments II, L.P. and (b) 142,143 shares held by ProQuest Investments II Advisors Fund, L.P.

(9)	Represents (a) 4,787,447 shares held by Aberdare Ventures II, L.P. and (b) 108,542 shares held by Aberdare Ventures II (Bermuda), L.P. and (c) 195,246 shares held by Paul Klingenstein and (d) 5,016 shares held by John H. Odden.

(10)	Includes (a) 917,711 shares held by the David S. and Susan O. Kabakoff Family Trust, (b) 100,000 shares held by the Kabakoff Irrevocable Trust Number One and (c) 904,000 shares subject to options held by Dr. Kabakoff exercisable at any time. Dr. Kabakoff is a trustee of the David S. and Susan O. Kabakoff Family Trust. The Kabakoff Irrevocable Trust Number One is an irrevocable trust for the benefit of Dr. Kabakoff’s adult children. Dr. Kabakoff disclaims beneficial ownership of the shares held by this irrevocable trust.

(11)	Includes 200,000 shares held by the Wendy S. Johnson Revocable Trust dated March 10, 2004. Ms. Johnson is the trustee of this trust.

(12)	Includes 550,000 shares held by the William A. Ladd and Anita I. Busquets Family Trust. Ms. Busquets is a trustee of this trust.

DESCRIPTION OF CAPITAL STOCK

At the closing of this offering, we will be authorized to issue 75,000,000 shares of common stock, $0.001 par value, assuming our amended and restated certificate of incorporation is approved by our stockholders. The following information describes our common stock and preferred stock and provisions of our amended and restated certificate of incorporation and our restated bylaws as will be in effect upon the closing of this offering, assuming each is approved by our stockholders. This description is only a summary. You should also refer to the amended and restated certificate and restated bylaws which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

As of March 31, 2004, there were              shares of common stock outstanding and held of record by 38 stockholders.

As of March 31, 2004, there were              shares of convertible preferred stock outstanding and held of record by 31 stockholders. Each outstanding share of Series A preferred stock will be converted into              shares of our common stock upon the closing of this offering and each such share of Series A preferred stock will no longer be authorized, issued or outstanding. Each outstanding share of Series B preferred stock and Series C preferred stock will be converted into              shares of our common stock upon the closing of this offering and these shares of preferred stock will no longer be authorized, issued or outstanding.

There will be              shares of common stock outstanding upon the closing of this offering, giving effect to the conversion of our preferred stock into              shares of our common stock upon the closing of this offering and the issuance of the              shares of common stock offered by us under this prospectus.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Directors will be elected by a plurality of the shares voting once a quorum is present. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.

Holders of common stock are entitled to receive dividends, if any, ratably as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding preferred stock we may issue in the future. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the priority of preferred stock, if any, then outstanding. Holders of common stock have no preemptive, subscription redemption or conversion rights.

The outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be materially adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future. Upon the closing of this offering, there will be no shares of preferred stock outstanding.

Preferred Stock

Upon the closing of this offering, under our amended and restated certificate of incorporation, assuming it is approved by our stockholders, our board of directors has the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional, or special rights as well as the qualifications, limitations, or restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Our board of directors, without stockholder approval, can issue preferred stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of common stock.

Preferred stock could be issued quickly with terms calculated to delay or prevent a change of control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock, and may adversely affect the voting and other rights of the holders of common stock.

We have no present plans to issue any shares of preferred stock. Please see “Anti-Takeover Effects of Certain Provisions of Delaware Law and our Certificate of Incorporation and Bylaws.”

Options

As of March 31, 2004, options to purchase a total of              shares of common stock were outstanding, all of which are subject to lock-up arrangements under the terms of the agreements under which such options may be exercised. Our 2004 plan, assuming it is approved by our stockholders, authorizes the grant of options to purchase up to              shares of our common stock, and accordingly              shares of our common stock are reserved for issuance upon the exercise of options granted under our 2004 plan, assuming it is approved by our stockholders. This share reserve consists of the number of shares we estimate will be carried over from our 2001 plan plus an additional increase of approximately              shares. Please see “Management—Employee Benefit Plans” and “Shares Eligible for Future Sale” for a more complete description of our outstanding options.

Warrants

As of March 31, 2004, we had outstanding warrants to purchase an aggregate of              shares of common stock at a weighted average exercise price of $             per share.

As of March 31, 2004, we also had an outstanding warrant to purchase              shares of our Series C preferred stock at an exercise price of $             per share. This warrant will terminate unless it is exercised immediately prior to the closing of this offering.

Registration Rights

Upon completion of this offering, the holders of an aggregate of approximately              shares of common stock received upon conversion of shares of our preferred stock and certain other specified holders of our capital stock will be entitled to demand that we register their shares for resale under the Securities Act. These “demand rights” are provided under the terms of an agreement between us and these stockholders and are subject to limitations described in that agreement. We are not required to effect more than two registrations for these holders under these demand registration rights. These demand rights commence six months after the effective date of the first registration statement for a public offering of our securities.

If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other stockholders exercising registration rights, the holders of common stock received upon conversion of our preferred stock and certain other specified holders are entitled to notice of the registration and are entitled to include shares of common stock in any such registration. These “piggyback rights” are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in the registration.

Further, at any time after we become eligible to file a registration statement on Form S-3, any holder of common stock received upon conversion of our preferred stock and certain other specified holders of our capital stock may, subject to various conditions and limitations, require us to give notice to all other holders of such shares and to file registration statements under the Securities Act on Form S-3 with respect to such shares having an aggregate offering price of at least $1.0 million. We are not required to effect more than two registrations on Form S-3 for the holders of our capital stock in any six month period.

We are generally required to bear all of the expenses of these registrations, except underwriting discounts and selling commissions, including the reasonable fees of a single counsel acting on behalf of all selling stockholders not to exceed $25,000. Registration of any shares of common stock held by security holders with registration rights would result in those shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of registration.

Anti-Takeover Effects of Certain Provisions of Delaware Law and our Certificate of Incorporation and Bylaws

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Certificate of Incorporation and Bylaw Provisions

Provisions of our amended and restated certificate of incorporation and restated bylaws, which will become effective upon the closing of this offering assuming each is approved by our stockholders, may have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of our company by means of a tender offer, a proxy contest or otherwise. These provisions may also make the removal of incumbent officers and directors more difficult. These provisions are intended to discourage some types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us and our board. These provisions could also limit the price investors might be willing to pay in the future for shares of our common stock. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in our control. The amendment of any of these anti-takeover provisions would require approval by holders of at least 66 2/3% of our outstanding common stock entitled to vote.

In particular, our certificate of incorporation and bylaws provide for the following:

Staggered Board of Directors.    Our board of directors is divided into three classes of the same or nearly the same number of directors, each serving staggered three-year terms, which means that only one class of directors may be elected at each annual meeting or special meeting in lieu of an annual meeting. These provisions may make the removal of incumbent directors difficult and may discourage third parties from attempting to circumvent the anti-takeover effects of our certificate of incorporation and bylaws by removing our incumbent directors.

No Written Consent of Stockholders.    Any action to be taken by our stockholders may only be taken at a duly called annual or special meeting and may not be taken by written consent.

Special Meetings of Stockholders.    Special meetings of our stockholders may be called only by the president, chief executive officer, chairman of the board of directors or a majority of the members of the board of directors.

Advance Notice Requirement.    Stockholder proposals to be brought before an annual meeting of our stockholders must comply with advance notice procedures. These advance notice procedures require timely notice and apply in several situations, including stockholder proposals relating to the nominations of persons for election to the board of directors. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year.

Amendment of Bylaws and Certificate of Incorporation.    The approval of not less that 66 2/3% of the outstanding shares of our capital stock entitled to vote is required to amend the provisions of our restated bylaws by stockholder action, or to amend the provisions of our amended and restated certificate of incorporation that are described in this section or that are described under “Management — Indemnification of Directors and Executive Officers and Limitation of Liability” above. These provisions will make it more difficult to circumvent the anti-takeover provisions of our certificate of incorporation and our bylaws.

Issuance of Undesignated Preferred Stock.    Our board of directors is authorized to issue, without further action by the stockholders, up to 5,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Limitation of Liability and Indemnification Matters

Our amended and restated certificate of incorporation, assuming it is approved by our stockholders, provides that, except to the extent prohibited by Delaware law, our directors shall not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as our directors. Under Delaware law, our directors have a fiduciary duty to us which will not be eliminated by this provision in our certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each of our directors will continue to be subject to liability under Delaware law for breach of the director’s duty of loyalty to us for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or which involve intentional misconduct, or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law. This provision also does not affect the directors’ responsibilities under any other laws, such as the Federal securities laws.

Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director for the following:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock purchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

Delaware law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under our restated bylaws, assuming they are approved by our stockholders, any agreement, a vote of stockholders or otherwise. Our amended and restated certificate of incorporation, assuming it is approved by our stockholders, will eliminate the personal liability of directors to the fullest extent permitted by Delaware law. In addition, our amended and restated certificate of incorporation and our restated bylaws, assuming they are approved by our stockholders, will provide that we may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was one of our directors, officers, employees or other agents, against expenses

(including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

We have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our amended and restated certificate of incorporation and restated bylaws to be effective upon the closing of this offering, assuming each is approved by our stockholders, and to advance their expenses incurred as a result of any proceeding against them. We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. Our restated bylaws, assuming they are approved by our stockholders, also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification. We have purchased liability insurance for our officers and directors.

At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under our certificate of incorporation. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Nasdaq National Market

We are applying to have our common stock included for quotation on the Nasdaq National Market under the symbol “SMDX.”

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is             .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. Future sales of significant amounts of our common stock, including shares of our outstanding common stock and shares of our common stock issued upon exercise of outstanding options and warrants, in the public market after this offering could adversely affect the prevailing market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Sale of Restricted Shares and Lock-Up Agreements

Upon completion of this offering, we will have outstanding              shares of common stock.

Of these shares, the              shares of common stock sold in this offering and any shares sold upon exercise of the underwriters’ over-allotment option will be freely tradable without restriction under the Securities Act, unless purchased by affiliates of our company, as that term is defined in Rule 144 under the Securities Act (generally our officers, directors and 10% stockholders).

The remaining              shares of common stock were issued and sold by us in private transactions, and are eligible for public sale if registered under the Securities Act or sold in accordance with Rules 144, 144(k) or 701 of the Securities Act. However,              of these remaining shares of common stock are held by officers, directors and existing securityholders who are subject to various lock-up agreements that prohibit them from offering, selling, contracting to sell, granting an option to purchase, making a short sale or otherwise disposing of any shares of our common stock or any option to purchase shares of our common stock or any securities exchangeable for or convertible into shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of SG Cowen Securities Corporation. SG Cowen Securities Corporation may, in its sole discretion and at any time without notice, release all or any portion of the common stock held by our officers, directors, and existing stockholders subject to these lockup agreements.

As of the date of this prospectus, up to              of the remaining shares may be eligible for sale in the public market. Beginning 180 days after the date of this prospectus,              of these remaining shares will be eligible for sale in the public market, although all but              shares will be subject to certain volume limitations under Rule 144.

Rule 144

In general, Rule 144 allows a stockholder, or stockholders whose shares are aggregated, who has beneficially owned shares of our common stock for at least one year and who files a Form 144 with the SEC to sell within any three-month period commencing 90 days after the date of this prospectus a number of those shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of the Form 144 with respect to such sale.

Sales under Rule 144, however, are subject to specific manner of sale provisions, notice requirements and the availability of current public information about our company. We cannot estimate the number of shares of common stock our existing stockholders will sell under Rule 144, as this will depend on the market price for our common stock, the personal circumstances of the stockholders and other factors.

Rule 144(k)

Under Rule 144(k), in general, a stockholder who has beneficially owned shares of our common stock for at least two years and who is not deemed to have been an affiliate of our company at any time during the immediately preceding 90 days may sell shares without complying with the manner of sale provisions, notice requirements, public information requirements, or volume limitations of Rule 144. Affiliates of our company, however, must always sell pursuant to Rule 144, even after the otherwise applicable Rule 144(k) holding periods have been satisfied.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701. However, all holders of Rule 701 shares are subject to lock-up agreements described under “Underwriting” below.

As of March 31, 2004,              shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options.

Registration Rights

Our existing stockholders holding approximately              shares of our common stock have the right, subject to various conditions and limitations, to demand the filing of and include their shares in registration statements relating to our securities. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of the common stock to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital.

Options and Warrants

In addition to the              shares of common stock outstanding immediately after this offering, immediately after this offering there will be              outstanding options to purchase              shares of our common stock and outstanding warrants to purchase up to              shares of our common stock.

As soon as practicable after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of our common stock issuable upon exercise of outstanding options or reserved for issuance under our 2004 equity incentive plan. Accordingly, shares of our common stock registered under such registration statement will be available for sale in the open market upon exercise by the holders, subject to vesting restrictions with us, contractual lock-up restrictions and/or market stand-off provisions applicable to each option agreement that prohibit the sale or other disposition of the shares of common stock underlying the options for a period of 180 days after the date of this prospectus, if requested by us.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us the number of shares of our common stock set forth opposite their names on the table below at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus as follows:

Name	Number of Shares

SG Cowen Securities Corporation

Pacific Growth Equities, LLC

JMP Securities LLC

ThinkEquity Partners LLC

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock offered hereby are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the shares of common stock being offered by us if any shares are purchased.

The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the common stock to securities dealers at the price to the public less a concession not in excess of $             per share. Securities dealers may reallow a concession not in excess of $             per share to other dealers. After the shares of common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to an aggregate of              additional shares of common stock at the public offering price set forth on the cover page of this prospectus less the underwriting discounts and commissions. The underwriters may exercise this option only to cover over allotments, if any, made in connection with the sale of common stock offered hereby. If the overallotment option is exercised in full, the underwriters will purchase additional common shares from us in approximately the same proportion as shown in the table above.

The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us.

Total
	Per Share	Without Over-Allotment	With Over-Allotment
Public offering price
Underwriting discount
Proceeds, before expenses, to us

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $            .

We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and to contribute to payments the underwriters may be required to make in respect of any such liabilities.

Our directors, executive officers, and substantially all of our stockholders, optionholders and warrantholders have agreed with the underwriters that for a period of 180 days following the date of this prospectus, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of common stock. In addition, so long as the transferee agrees to be bound by the terms of the lock-up agreement, a director or executive may transfer his or her securities by gift or for estate planning purposes. SG Cowen Securities Corporation may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. We have entered into a similar agreement with the underwriters, provided we may, without the consent of the underwriters, grant options and sell shares pursuant to our stock plans, or pursuant to currently outstanding stock options or warrants. There are no agreements between the underwriters and any of our stockholders, optionholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period. In considering any request to release shares subject to a lock-up agreement, SG Cowen Securities Corporation will consider the facts and circumstances relating to a request at the time of that request.

The underwriters may engage in over allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934. Over allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriters under the over allotment option. The underwriters may close out a covered short sale by exercising its over allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over allotment option. The underwriters must close out any naked short sale by purchasing shares in the open market. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. In passive market making, market makers in the shares of common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the shares of common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares of common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be commenced and discontinued at any time.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Prior to this offering, there has been no public market for shares of our common stock. Consequently, the initial public offering price has been determined by negotiations between us and the underwriters. The various factors considered in these negotiations included prevailing market conditions, the market capitalizations and the states of development of other companies that we and the underwriters believed to be comparable to us, estimates of our business potential, our results of operations in recent periods, the present state of our development, and other factors deemed relevant.

Certain of the underwriters and their related entities have engaged and may engage in commercial and investment banking transactions with us in the ordinary course of their business. They have received customary compensation and expenses for these commercial and investment banking transactions.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Clifford Chance US LLP, San Diego, California and for the underwriters by Cooley Godward LLP, San Diego, California.

EXPERTS

The financial statements included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information about us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement of which this prospectus is a part, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the document at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements and other information with the SEC. We also intend to furnish our stockholders with annual reports containing our financial statements audited by an independent public accounting firm and quarterly reports containing our unaudited financial information. We maintain a website at www.salmedix.com. Upon completion of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our web address does not constitute incorporation by reference of the information contained at this site.

SALMEDIX, INC.

(A Development Stage Company)

INDEX TO FINANCIAL STATEMENTS

Report of Deloitte & Touche LLP, Independent Auditors	F-2
Balance Sheets as of December 31, 2002 and 2003	F-3
Statements of Operations for the years ended December 31, 2001, 2002 and 2003 and cumulative period from November 28, 2000 (inception) to December 31, 2003	F-4
Statements of Stockholders’ Equity for the years ended December 31, 2001, 2002 and 2003 and cumulative period from November 28, 2000 (inception) to December 31, 2003	F-5
Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003 and cumulative period from November 28, 2000 (inception) to December 31, 2003	F-6
Notes to Financial Statements	F-7

INDEPENDENT AUDITORS’ REPORT

Board of Directors and Stockholders

Salmedix, Inc.

We have audited the accompanying balance sheets of Salmedix, Inc. (a development stage company) as of December 31, 2002 and 2003 and the related statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2003 and for the cumulative period from November 28, 2000 (inception) to December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2003 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 and for the cumulative period from November 28, 2000 (inception) to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/    DELOITTE & TOUCHE LLP

San Diego, California

February 24, 2004

(except for Note 9, as to which the date is April 23, 2004)

SALMEDIX, INC.

(A Development Stage Company)

BALANCE SHEETS

DECEMBER 31, 2002 AND 2003

	2002	2003
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$25,051,000	$14,883,000
Restricted cash	250,000	181,000
Employee note receivable	200,000	100,000
Prepaid expenses and other current assets	297,000	281,000

Total current assets	25,798,000	15,445,000

PROPERTY, Net	458,000	741,000
OTHER ASSETS	3,000	129,000

TOTAL	$26,259,000	$16,315,000

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$—	$244,000
Accrued liabilities	391,000	364,000
Current portion of notes payable	—	107,000

Total current liabilities	391,000	715,000
LONG-TERM LIABILITIES—Notes payable	352,000	695,000

Total liabilities	743,000	1,410,000

COMMITMENTS (Note 7)

STOCKHOLDERS’ EQUITY:
Convertible preferred stock—$0.001 par value:
Series A—10,100,000 shares authorized, issued and outstanding	10,000	10,000
Series B—29,255,319 shares authorized, issued and outstanding	29,000	29,000
Common stock—$0.001 par value, 50,581,039 shares authorized, 4,000,000 and 4,649,250 shares issued and outstanding in 2002 and 2003, respectively	4,000	5,000
Deferred compensation	(14,000)	(503,000)
Additional paid-in capital	37,335,000	38,006,000
Deficit accumulated during the development stage	(11,848,000)	(22,642,000)
Treasury stock—403,389 shares in 2002 and 2003	—	—

Total stockholders’ equity	25,516,000	14,905,000

TOTAL	$26,259,000	$16,315,000

See notes to financial statements.

SALMEDIX, INC.

(A Development Stage Company)

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003, AND CUMULATIVE PERIOD

FROM NOVEMBER 28, 2000 (INCEPTION) TO DECEMBER 31, 2003

	Years Ended December 31,			Cumulative Period from November 28, 2000 (Inception) to December 31, 2003
	2001	2002	2003
EXPENSES:
Research and development	$3,329,000	$5,140,000	$8,205,000	$16,686,000
General and administrative	1,288,000	2,366,000	2,781,000	6,487,000

Total expenses	4,617,000	7,506,000	10,986,000	23,173,000
INTEREST INCOME, Net	(90,000)	(289,000)	(193,000)	(574,000)

LOSS BEFORE PROVISION FOR INCOME TAXES	(4,527,000)	(7,217,000)	(10,793,000)	(22,599,000)
PROVISION FOR INCOME TAXES	1,000	1,000	1,000	3,000

NET LOSS	$(4,528,000)	$(7,218,000)	$(10,794,000)	$(22,602,000)

Net loss per share:
Basic and diluted	$(9.67)	$(3.80)	$(3.88)

Pro forma (unaudited) (Note 1)			$(0.47)

Weighted average shares used in per share amounts:
Basic and diluted	468,139	1,897,430	2,779,951
Pro forma (unaudited) (Note 1)			86,110,089

See notes to financial statements.

SALMEDIX, INC.

(A Development Stage Company)

STATEMENTS OF STOCKHOLDERS’ EQUITY

PERIOD FROM NOVEMBER 28, 2000 (INCEPTION) TO DECEMBER 31, 2000 AND YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	Convertible Preferred Stock				Common Stock		Additional Paid-In Capital	Deferred Compensation	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity
	Series A		Series B
	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE—November 28, 2000 (Inception)
Issuance of common stock	—	$—	—	$—	2,970,007	$3,000	$—	$—	$—	$3,000
Issuance of common stock for consulting services					120,000		12,000			12,000
Net loss									(62,000)	(62,000)

BALANCE—December 31, 2000					3,090,007	3,000	12,000		(62,000)	(47,000)
Issuance of Series A convertible preferred stock—net of issuance costs	10,100,000	10,000					9,994,000			10,004,000
Issuance of common stock					909,993	1,000				1,000
Repurchase of common stock					(30,000)
Issuance of common stock for consulting services					30,000
Options issued for consulting services							2,000			2,000
Net loss									(4,528,000)	(4,528,000)

BALANCE—December 31, 2001	10,100,000	10,000			4,000,000	4,000	10,008,000		(4,590,000)	5,432,000
Issuance of Series B convertible preferred stock—net of issuance costs			29,255,319	29,000			27,309,000			27,338,000
Repurchase of common stock classified to treasury stock at par									(40,000)	(40,000)
Options issued for consulting services							18,000	(16,000)		2,000
Amortization of deferred compensation								2,000		2,000
Net loss									(7,218,000)	(7,218,000)

BALANCE—December 31, 2002	10,100,000	10,000	29,255,319	29,000	4,000,000	4,000	37,335,000	(14,000)	(11,848,000)	25,516,000
Issuance of common stock for options exercised					631,250	1,000	62,000			63,000
Issuance of common stock for consulting services					18,000		2,000			2,000
Options issued for consulting services							22,000	(20,000)		2,000
Remeasurement of options issued for consulting services							104,000	(104,000)
Deferred compensation for employee options							481,000	(481,000)
Amortization of deferred compensation								116,000		116,000
Net loss									(10,794,000)	(10,794,000)

BALANCE—December 31, 2003	10,100,000	$10,000	29,255,319	$29,000	4,649,250	$5,000	$38,006,000	$(503,000)	$(22,642,000)	$14,905,000

See notes to financial statements.

SALMEDIX, INC.

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003, AND CUMULATIVE PERIOD

FROM NOVEMBER 28, 2000 (INCEPTION) TO DECEMBER 31, 2003

	Years Ended December 31,			Cumulative Period from November 28, 2000 (Inception) to December 31, 2003
	2001	2002	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,528,000)	$(7,218,000)	$(10,794,000)	$(22,602,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	13,000	88,000	191,000	292,000
Loss on disposal of property			8,000	8,000
Stock compensation expense	2,000	4,000	118,000	124,000
Common stock issued for services			2,000	15,000
Changes in assets and liabilities:
Prepaid expenses and other current assets	(142,000)	(124,000)	16,000	(281,000)
Other assets	(32,000)	28,000	(126,000)	(129,000)
Accounts payable	286,000	(286,000)	244,000	244,000
Accrued liabilities	136,000	175,000	(27,000)	364,000

Net cash used in operating activities	(4,265,000)	(7,333,000)	(10,368,000)	(21,965,000)

CASH FLOWS FROM INVESTING ACTIVITIES:
Employee note receivable		(200,000)	100,000	(100,000)
Purchases of property	(192,000)	(367,000)	(486,000)	(1,045,000)
Proceeds from sale of property			3,000	3,000

Net cash used in investing activities	(192,000)	(567,000)	(383,000)	(1,142,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of preferred stock	10,004,000	27,338,000		37,342,000
Proceeds from issuance of common stock	1,000		64,000	67,000
Payment for repurchase of common stock		(40,000)		(40,000)
Restricted cash	(224,000)	(26,000)	69,000	(181,000)
Proceeds from notes payable		352,000	485,000	837,000
Payments on notes payable			(35,000)	(35,000)

Net cash provided by financing activities	9,781,000	27,624,000	583,000	37,990,000

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	$5,324,000	$19,724,000	$(10,168,000)	$14,883,000

CASH AND CASH EQUIVALENTS—Beginning of period	3,000	5,327,000	25,051,000

CASH AND CASH EQUIVALENTS—End of period	$5,327,000	$25,051,000	$14,883,000	$14,883,000

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$—	$15,000	$56,000	$71,000

Income taxes paid	$—	$2,000	$1,000	$3,000

See notes to financial statements.

SALMEDIX, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

1.    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company—Salmedix, Inc. (the “Company”) was incorporated in the state of Delaware on November 28, 2000 (inception). The Company operates in one business segment to in-license, develop and commercialize new cancer drugs.

Development Stage—The Company is in the development stage. Successful completion of the Company’s development program and, ultimately, the attainment of profitable operations are dependent upon future events, including future financing, successfully completing product development, regulatory approvals, and achieving a sufficient level of revenue to become an established operating enterprise. The activities of the Company have been accounted for as set forth in Statement of Financial Accounting Standards (“SFAS”) No. 7, Accounting and Reporting by Development Stage Enterprises.

The Company incurred net losses of $4,528,000, $7,218,000 and $10,794,000 during 2001, 2002 and 2003, respectively. The Company expects to continue to incur losses for the foreseeable future as it completes its development program. The Company believes it has sufficient capital from its stockholders to sustain operations for at least the next 24 months.

Accounting Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Significant estimates in the financial statements include the estimate of fair value for the Company’s common stock in determining stock compensation and long-lived asset lives. Actual results may differ from the estimates.

Cash Equivalents—The Company considers all highly liquid debt instruments purchased with a remaining maturity of three months or less to be cash equivalents.

Restricted Cash—At December 31, 2002 and 2003, the Company held $250,000 and $181,000, respectively, in certificates of deposit (“CDs”) including interest earned, which are restricted. In 2002, $200,000 in CDs served as collateral for certain of the Company’s leased equipment. CDs totaling $50,000 and $75,000 serve as collateral for the corporate credit card as of December 31, 2002 and 2003, respectively. At December 31, 2003, $106,000 serves as collateral for the Company’s facilities lease.

Property—Property is recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets (generally three to five years). Repairs and maintenance costs are expensed as incurred. Leasehold improvements are amortized over the shorter of the asset life or term of the lease.

Impairment of Long-Lived Assets—The Company assesses potential impairments to its long-lived assets when there is evidence that events or changes in circumstances have made recovery of the asset’s carrying value unlikely and the carrying amount of the asset exceeds the estimated future undiscounted cash flows. When the carrying amount of the asset exceeds the estimated future undiscounted cash flows, an impairment loss is recognized to reduce the asset’s carrying amount to its estimated fair value based on the present value of the estimated future cash flows.

Income Taxes—Income taxes are accounted for under the provisions of SFAS No. 109, Accounting for Income Taxes (see Note 6). Under SFAS No. 109, deferred income tax assets and liabilities are recognized based

SALMEDIX, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

on differences between the financial statement and tax basis of assets and liabilities using presently enacted tax rates. At each balance sheet date, the Company evaluates the available evidence about future taxable income, and other possible sources of realization of deferred tax assets, and records a valuation allowance that reduces deferred tax assets to an amount that represents management’s best estimate of the amount of such deferred tax assets that more likely than not will be realized.

Certain Significant Risks and Uncertainties—Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents. Cash and cash equivalents are held primarily with one financial institution and consist primarily of cash in bank accounts and highly liquid debt instruments.

The Company participates in the biotechnology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: ability to obtain future financing; advances and trends in new technologies; competitive pressures; regulatory approval of its compounds; litigation or claims against the Company based on intellectual property, patent and other factors; and the Company’s ability to attract and retain employees necessary to support its growth.

Research and Development Costs—Research and development costs are expensed as incurred. Expenses related to clinical trials generally are accrued based on contracted amounts applied as patients are enrolled in the clinical trials.

Stock-Based Compensation—The Company has elected to follow Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, to account for its employee stock option plans. Under APB Opinion No. 25, when the exercise price of the Company’s employee stock options equals the fair value price of the underlying stock on the date of grant, no compensation expense is recognized in the Company’s financial statements. During the year ended December 31, 2003, options to purchase 1,085,500 shares of common stock were issued with an exercise price below the then-fair market value of common stock, resulting in a $481,000 charge to deferred compensation, which will be amortized to expense over the vesting period. Had compensation cost for the Company’s stock-based compensation plans been determined consistent with SFAS No. 123, Accounting for Stock-Based Compensation, the Company’s pro forma amounts would have been as indicated below:

	Years Ended December 31,
	2001	2002	2003
Net loss as reported	$(4,528,000)	$(7,218,000)	$(10,794,000)
Add: Stock-based employee compensation included in net loss	—	—	69,000
Deduct: Total stock-based compensation expense determined under fair-value-based method for all awards	(12,000)	(38,000)	(118,000)

Pro forma net loss under SFAS No. 123	$(4,540,000)	$(7,256,000)	$(10,843,000)

Net loss per share, basic and diluted:
As reported	$(9.67)	$(3.80)	$(3.88)
Pro forma	$(9.70)	$(3.82)	$(3.90)

Assumptions:
Dividend yield	0%	0%	0%
Volatility factor	50%	50%	50%
Risk-free interest rate	5.50%	5.50%	4.27%
Expected life of option	4 years	4 years	4 years

SALMEDIX, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

The weighted-average fair value of employee stock options granted during 2001, 2002 and 2003 was $0.05, $0.05 and $0.32 per share, respectively. For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the vesting period.

Deferred compensation for options granted to non-employees has been determined in accordance with Emerging Issues Task Force Issue (“EITF”) No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. The Company granted 33,000, 388,000 and 51,310 options to non-employees during the years ended December 31, 2001, 2002 and 2003, respectively. These options have an exercise price of $0.10 per share. 360,000 of the non-employee options issued in 2002 vest 1/4 twelve months from the date of grant and 1/48 each month thereafter and 25,000 of the non-employee options issued in 2003 vest 1/24 each month from the date of grant. The fair value of these options, which was estimated to be $16,000 and $20,000, respectively, at the date of grant, was recorded as deferred compensation and are being amortized to expense over the vesting period in accordance with EITF No. 96-18. The remaining 33,000, 28,000 and 26,310 non-employee options issued in 2001, 2002 and 2003, respectively, were vested upon issuance. The fair value of these options was estimated to be $1,000, $2,000 and $1,000, respectively, at the date of grant. The fair value of the non-employee options was estimated using the Black-Scholes option valuation model based on the following assumptions: expected life of ten years from the date of grant; risk-free interest rate of 5.5% in 2001 and 2002 and 4.27% in 2003; expected volatility of 50%; and no dividends during the expected term.

Deferred charges for options granted to non-employees are remeasured quarterly based on the estimated fair market value of the underlying stock. Remeasurement of the options for the year ended December 31, 2003 resulted in a $104,000 adjustment to deferred compensation to be amortized to consulting expense over the vesting period of the options. There was no remeasurement charge for the years ended December 31, 2002 and 2001.

Net Loss Per Share—Net loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding for the period.

The following were excluded from the computation of net loss per share since their inclusion would have an anti-dilutive impact:

	Years Ended December 31,
	2001	2002	2003
Convertible preferred stock	10,100,000	39,355,319	39,355,319
Options	1,939,000	4,446,100	6,104,160
Warrants		37,500	56,117

Total	12,039,000	43,838,919	45,515,596

Pro Forma Net Loss Per Share (Unaudited)—Pro forma net loss per share is computed using the weighted-average number of common shares outstanding, including the pro forma effects of (a) the automatic conversion of 82,212,463 shares of the Company’s convertible preferred stock (which includes 42,857,144 shares of the Company’s Series C convertible preferred stock issued on March 30, 2004 (see Note 9)) and (b) the exercise of the outstanding warrant issued to the Series C placement agent to purchase 714,286 shares at $1.15 per share that would otherwise expire upon the effectiveness of an initial public offering, into 83,330,138 shares of common

SALMEDIX, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

stock as if the initial public offering had occurred on January 1, 2003. The net loss available to common stockholders used to compute pro forma net loss per share is $40,794,000 and includes a $30,000,000 deemed dividend related to the issuance of the Series C preferred stock.

Comprehensive Loss—The Company reports all components of comprehensive loss in the financial statements in the period in which they are recognized. Comprehensive loss is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. For each of the years ended December 31, 2001, 2002 and 2003, and for the cumulative period from November 28, 2000 (inception) to December 31, 2003, there were no differences between comprehensive loss and net loss.

2.    EMPLOYEE NOTE RECEIVABLE

In August 2002, the Company loaned $200,000 to an employee to assist in the employee’s purchase of a home in San Diego. During 2003, $100,000 was repaid on this promissory note, leaving a balance of $100,000 at December 31, 2003. The note bears interest at 4.75% and is collateralized by the purchased property. The note is due at the earlier of August 27, 2004, the date of sale or transfer of the collateralized property, or the sale of the employee’s previous home.

3.    PROPERTY

Property consists of the following at December 31:

	2002	2003
Laboratory equipment and software	$394,000	$597,000
Office furniture and fixtures	163,000	413,000
Leasehold improvements	2,000	19,000
Less accumulated depreciation and amortization	(101,000)	(288,000)

Total	$458,000	$741,000

4.    NOTES PAYABLE

In February 2002, the Company executed a promissory note with a financing company for the purchase of equipment. The promissory note allows the Company to draw up to $500,000 to purchase equipment. The borrowings under the promissory note are due in February 2005 and accrue interest at 10.0% per annum, which is due monthly. The obligation is secured by the related equipment. As of December 31, 2002 and 2003, the Company had drawn $352,000 and $500,000, respectively, on this note. The Company paid $15,000 and $48,000 in interest on this note for the years ended December 31, 2002 and 2003, respectively.

In June 2003, the Company executed a three-year promissory note with its bank for the purchase of equipment. The promissory note allows the Company to draw up to $500,000 to purchase equipment. Principal and interest for each draw under the promissory note are due monthly with interest ranging from 7.68% to 7.87% per annum. The obligation is secured by the related equipment. During 2003, the Company drew a total of $337,000 on this note, with a remaining principal balance of $302,000 as of December 31, 2003. The Company paid $7,000 in interest on this note for the year ended December 31, 2003.

SALMEDIX, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

5.    STOCKHOLDERS’ EQUITY

Convertible Preferred Stock—In 2001, the Company issued 10,100,000 shares of its Series A convertible preferred stock for $10,100,000 and in 2002, the Company issued 29,255,319 shares of its Series B convertible preferred stock for $27,500,000. The significant terms of outstanding Series A and Series B convertible preferred stock are as follows:

•	Each share is convertible, at the option of the holder, initially, into one share of common stock (subject to adjustments for events of dilution). Shares will automatically be converted upon the earlier of (i) the consent of the holders of a majority of outstanding shares of Series A and Series B convertible preferred stock or (ii) the closing of an underwritten public offering of the Company’s common stock (a) of at least $7.50 per share and aggregate proceeds that are at least $75,000,000 or (b) the pre-money valuation of the Company prior to such offering is equal to or exceeds $400,000,000, the public offering price is equal to or exceeds $6.00 per share, and the gross proceeds to the Company are at least $60,000,000.

•	If and when declared by the Board of Directors, the holders of Series A and Series B convertible preferred stock are entitled to receive non-cumulative dividends at the rate of $0.08 and $0.076, respectively, per share per annum, subject to adjustment for certain events, in preference to holders of common shares.

•	In the event of liquidation, dissolution or winding-up of the Company, the holders of Series A and Series B convertible preferred stock are entitled to receive, prior and in preference to holders of common stock, an amount equal to the original purchase price of $1.00 and $0.94, respectively, plus all declared but unpaid dividends on each share. Any remaining assets will next be distributed among the holders of Series A and Series B convertible preferred stock and common stock in proportion to the shares of common stock, on an as-converted basis, then held by them.

•	Each share generally has the same voting rights as the number of shares of common stock into which it is convertible.

Common Stock Reserved for Future Issuance—At December 31, 2003, the Company has reserved common stock for issuance of the following:

Conversion of preferred stock	39,355,319
Warrants for equipment leaselines	56,117
Options available or outstanding under stock option plans	7,188,220

46,599,656

Warrants—In February 2002, the Company issued a warrant in conjunction with a promissory note (see Note 4) to purchase up to 37,500 shares of common stock at an exercise price of $1.00 per share. The warrant has a life of 10 years and contains certain anti-dilutive provisions. No amount was recorded in the financial statements, as the fair market value at the date of issuance was nominal.

In June 2003, the Company issued a warrant in conjunction with a promissory note (see Note 4) to purchase up to 18,617 shares of common stock at an exercise price of $0.94 per share. The warrant has a life of 10 years and contains certain anti-dilutive provisions. No amount was recorded in the financial statements, as the fair market value at the date of issuance was nominal.

SALMEDIX, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

Stock Option Plan—Under the Company’s 2001 Stock Option/Stock Issuance Plan (the “Option Plan”), the Company may grant options to purchase up to 7,188,220 shares of common stock to employees, directors and consultants at prices not less than the fair market value at the date of grant for incentive stock options and not less than 85% of the fair market value at the date of grant for non-statutory options. These options generally expire 10 years from the date of grant and generally vest 1/4 12 months from the date of grant, and 1/48 each month thereafter.

Option activity under the Option Plan is summarized as follows:

	Shares Available for Grant	Options Outstanding
		Number of Shares	Weighted Average Exercise Price
Balance—January 1, 2001	—	—	$—
Reserved	2,500,000	—	—
Granted	(1,939,000)	1,939,000	0.10

Balance—December 31, 2001	561,000	1,939,000	0.10
Reserved	4,688,220	—	—
Granted	(2,807,100)	2,807,100	0.10
Forfeited	300,000	(300,000)	0.10

Balance—December 31, 2002	2,742,120	4,446,100	0.10
Granted	(1,676,810)	1,676,810	0.10
Forfeited	18,750	(18,750)	0.10

Balance—December 31, 2003	1,084,060	6,104,160	0.10

Additional information regarding options outstanding at December 31, 2003 is as follows:

	Options Outstanding			Options Vested
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Vested	Weighted Average Exercise Price
$0.10	6,104,160	8.33	$0.10	2,538,641	$0.10

Additional information regarding employee stock option grants for the years ended December 31, 2001, 2002 and 2003 is summarized as follows:

	2001			2002			2003
	Shares	Weighted Average Exercise Price	Weighted Average Fair Value	Shares	Weighted Average Exercise Price	Weighted Average Fair Value	Shares	Weighted Average Exercise Price	Weighted Average Fair Value
Exercise price less than market price	—	—	—	—	—	—	1,085,500	$0.10	$0.46
Exercise price equals market price	1,906,000	$0.10	$0.05	2,419,100	$0.10	$0.05	540,000	$0.10	$0.04

SALMEDIX, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

Common Stock—At December 31, 2003, the Company has the right to repurchase 1,192,861 shares of common stock outstanding. The number of shares subject to repurchase is reduced over a four-year vesting period. The Company has the right to repurchase these shares at the original issuance price.

6.    INCOME TAXES

Income tax expense for the years ended December 31, 2001, 2002 and 2003 consists entirely of the California state minimum tax. The following is a reconciliation from the expected statutory federal income tax expense to the Company’s actual income tax expense:

	2001	2002	2003
Tax benefit at U.S. statutory rate	$(1,539,000)	$(2,454,000)	$(3,670,000)
State tax rate net of federal benefit	(264,000)	(421,000)	(629,000)
Research and Development Credit	(309,000)	(768,000)	(501,000)
Other	(1,000)	151,000	362,000
Net change in valuation allowance	2,114,000	3,493,000	4,439,000

	$1,000	$1,000	$1,000

Significant components of the Company’s net deferred income tax balance consist of the following:

	2002	2003
Deferred income tax assets:
Net operating loss carryforwards	$3,940,000	$8,075,000
Research and development tax credit carryforwards	1,238,000	1,109,000
Other	428,000	861,000

Total deferred income tax assets	5,606,000	10,045,000
Valuation allowance	(5,606,000)	(10,045,000)

Net deferred income tax assets	$—	$—

At December 31, 2003, the Company has federal net operating loss carryforwards of approximately $22,648,000, which begin to expire in 2021, and California net operating loss carryforwards of approximately $6,423,000, which begin to expire in 2013.

Current federal and California tax laws include substantial restrictions on the utilization of net operating loss and tax credit carryforwards in the event of an “ownership change” of a corporation. Accordingly, the Company’s ability to utilize net operating loss and tax credit carryforwards may be limited as a result of such “ownership change.” Such a limitation could result in the expiration of carryforwards before they are utilized.

7.    COMMITMENTS

The Company leases its principal facilities under a noncancelable operating lease expiring in 2004. Future minimum lease payments under noncancelable leases as of December 31, 2003 are $437,000 in 2004. The Company has an option to renew the lease for one additional year for $450,000.

Rent expense was $130,000, $259,000 and $536,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

SALMEDIX, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

In September 2001, the Company entered into an agreement with the University of California (“UC”) under which the Company obtained the exclusive worldwide license to the intellectual property associated with SDX-101 and SDX-102, as well as issued patents and patent applications for several pre-clinical-stage projects, including SDX-103. The license may be converted to a non-exclusive license, or terminated, by UC if the Company fails to meet certain milestones relating to the development and marketing of specified products. The Company has the right to terminate the contract at any time, without cause, upon 90 days written notice to UC. The Company paid UC an upfront license fee of $50,000 in 2001 and has paid annual maintenance fees of $25,000 in 2002 and 2003, which are included in research and development expense. The Company is obligated to reimburse UC for patent maintenance and defense costs. As of December 31, 2001, 2002 and 2003, the Company has expensed $247,000, $317,000 and $255,000 for such costs, respectively.

In January 2001, the Company was assigned and transferred rights relating to SDX-101 held by one of the Company’s founders pursuant to a patent assignment agreement. In connection with this patent assignment, the founder received 909,992 restricted shares at a price of $0.001.

In May 2003, the Company entered into a license agreement with Fujisawa Deutschland GmbH (“F-DE”) under which the Company licensed the exclusive right to develop, manufacture, market and sell SDX-105 in the United States and Canada and the exclusive first right of negotiation in Mexico and could require future payments of up to an aggregate of $2,500,000 if the Company achieves specified development and commercialization milestones related to SDX-105.

8.    EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) Retirement Savings Plan (the “Plan”) for all eligible employees who meet certain requirements. Participants may contribute, on a pretax basis, not to exceed a maximum contribution amount pursuant to Section 401(k) of the Internal Revenue Code. The Company is not required to contribute, nor has it contributed, to the Plan for the periods presented.

9.    SUBSEQUENT EVENTS

In February and March 2004, the Company forgave $61,000 of principal and accrued interest due from an employee (see Note 2) and the employee paid the remaining principal and accrued interest of $50,000.

In March 2004, the Company issued 42,857,144 shares of its Series C convertible preferred stock for gross proceeds of $45,000,000 (net proceeds of $42,985,000). The significant terms of the Series C convertible preferred stock are the same as the terms of the Series A and Series B convertible preferred stock (see Note 5) except that the non-cumulative dividend rate of the Series C convertible preferred stock is $0.084 and the liquidation preference is $1.05 per share. The conversion terms of the Series A and Series B convertible preferred stock have been changed as a condition to the Series C offering whereby conversion of the Series A, B and C convertible preferred stock will occur immediately following the closing of an underwritten public offering in which the public offering price is equal to or exceeds $2.10 per share and the gross proceeds to the Company are at least $60,000,000. In connection with such issuance, the Company recorded a $30,000,000 deemed dividend, which represents the excess of the fair market value of the Series C stock issued over the aggregate exercise price for such shares.

SALMEDIX, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

In conjunction with the issuance of the Series C convertible preferred stock, the Company issued a warrant to its placement agent to purchase up to 714,286 shares of Series C convertible preferred stock for $1.15 per share. The warrant expires at the earlier of 5 years from the date of issuance or immediately prior to the closing of an underwritten public offering or immediately prior to the closing of a consolidation, merger or other business combination of the Company.

In April 2004, the board of directors approved the filing of a registration statement on Form S-1 for the sale to the public of the Company’s common stock. Concurrently, the Company’s board of directors approved the 2004 stock incentive plan with a share reserve of 15% of the shares outstanding following the Company’s initial public offering. The board of directors also approved the issuance of 36,000 shares of common stock and 2,119,100 options to purchase common stock under the 2001 Stock Option/Stock Issuance Plan, at an exercise price of $0.25 per share, to employees, consultants and outside directors.

In April 2004, the Company entered into a manufacturing agreement with Amcis AG to supply the Company with bulk drug substance for SDX-105. The Company estimates that its total commitment to Amcis is approximately $394,000 through December 31, 2004.

******

                         Shares

Common Stock

PROSPECTUS

SG Cowen & Co.

Pacific Growth Equities, LLC

JMP Securities

ThinkEquity Partners LLC

                    , 2004

Until [            ], all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Unless otherwise defined, all capitalized terms contained in this Part II shall have the meaning ascribed to them in the prospectus, which forms a part of this Registration Statement. Salmedix, Inc. is sometimes referred to in this Part II as the “Registrant.”

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid by the Registrant in connection with the sale of the common stock being registered.

Amount to be Paid
SEC registration fee	$10,928
NASD filing fee	9,125
NASDAQ National Market listing fee	*
Legal fees and expenses	*
Accounting fees and expenses	*
Printing and engraving	*
Blue Sky fees and expenses (including legal fees)	*
Transfer agent fees	*
Miscellaneous	*

Total	*

*	To be filed by amendment.

Item 14.    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”).

As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation, assuming it is approved by our stockholders, includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) under section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases) or (4) for any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, our restated bylaws, assuming they are approved by our stockholders, provide that (1) we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions, (2) we may indemnify our other employees and agents as set forth in the Delaware General Corporation Law, (3) we are required to advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions and (4) the rights conferred in the restated bylaws, assuming they are approved by our stockholders, are not exclusive.

We have entered into indemnification agreements with each of our directors and executive officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our amended and restated certificate of incorporation, assuming it is approved by our stockholders, and to provide additional procedural protections. We also intend to enter into indemnification agreements with any new directors and executive officers in the future. At present, there is no pending litigation or proceeding involving one of our directors, officers or employees regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

The Underwriting Agreement provides for indemnification by the underwriters of the officers, directors and controlling persons of the Registrant against certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the underwriters for inclusion in the Registration Statement.

The indemnification provisions in the Registrant’s amended and restated certificate of incorporation, restated bylaws, assuming each are approved by our stockholders, and the indemnification agreements entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

The Registrant has liability insurance for its officers and directors.

Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere in this prospectus:

Document	Exhibit Number
Underwriting Agreement (draft dated , 2004)	1.1
Form of Amended and Restated Certificate of Incorporation of Registrant	3.1
Form of Restated Bylaws of Registrant	3.2
Form of Indemnification Agreement for Directors and Officers	10.20

Item 15.    Recent Sales of Unregistered Securities

During the past three years, we have sold or issued the following securities without registration under the Securities Act:

1.	In January 2001, we issued an aggregate of 2,000,000 shares of our Series A preferred stock at a price of $1.00 per share to various accredited investors for an aggregate issue price of $2,000,000. These shares of Series A preferred stock will convert into shares of our common stock upon completion of this offering.

2.	In August 2001, we issued an aggregate of 8,100,000 shares of our Series A preferred stock at a price of $1.00 per share to various accredited investors for an aggregate issue price of $8,100,000. These shares of Series A preferred stock will convert into shares of our common stock upon completion of this offering.

3.	In February 2002, we issued a warrant to purchase an aggregate of 37,500 shares of our common stock to Alexandria Equities, LLC at an exercise price of $1.00 per share as partial consideration for its lending services.

4.	In June 2002, we issued and sold an aggregate of 29,255,319 shares of our Series B preferred stock at a price of $0.94 per share to various accredited investors for an aggregate consideration of $27.5 million. These shares of Series B preferred stock will convert into shares of our common stock upon completion of this offering.

5.	In June 2003, we issued a warrant to purchase an aggregate of 18,617 shares of our common stock to Silicon Valley Bank at an exercise price of $0.94 per share as partial consideration for its lending services.

6.	In March 2004, we issued and sold an aggregate of 42,857,144 shares of our Series C preferred stock at a price of $1.05 per share to various accredited investors for an aggregate consideration of $45.0 million. These shares of Series C preferred stock will convert into shares of common stock at a conversion price of $ per share upon completion of this offering.

7.	In March 2004, we issued a warrant to purchase an aggregate of 714,286 shares of our Series C preferred stock to SG Cowen Securities Corporation at an exercise price of $1.15 per share in connection with services provided as placement agent for the Series C preferred stock financing.

8.	From April 1, 2001 through April 23, 2004, we granted options under our 2001 stock option/stock issuance plan to purchase an aggregate of 9,156,281 shares, net of cancellations, of our common stock, of which 3,542,371 options have been exercised at a per share weighted average exercise price of $0.10 per share, to our employees, outside directors and consultants. In addition, during the same period, we issued an aggregate of 54,000 shares of our common stock to a consultant at a weighted average price of $0.20 per share.

The offers, sales, and issuances of the securities described in paragraphs (1), (2), (3), (4), (5), (6) and (7) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act in that the issuance of securities to the recipients did not involve a public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates, convertible promissory notes and warrants issued in such transactions. Each of the recipients of securities in the transactions described in paragraphs (1), (2), (3), (4), (5), (6) and (7) were accredited or sophisticated persons and had adequate access, through employment, business or other relationships, to information about us.

The offers, sales and issuances of the options and common stock described in paragraph (8) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under such rule. The recipients of such options and common stock were our employees, directors or bona fide consultants and received the securities under our 2001 stock option/stock issuance plan. Appropriate legends were affixed to the share certificates issued in such transactions. Each of these recipients had adequate access, through employment or other relationships, to information about us.

The sales of these securities were made without general solicitation or advertising. No underwriters were involved in connection with the sale of securities referred to in this Item 15.

Item 16.    Exhibits and Financial Statement Schedules

Exhibit	Description
1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation to be in effect upon closing of this offering.

3.2	Restated Bylaws to be in effect upon closing of this offering.

4.1	Reference is made to Exhibits 3.1 and 3.2.

4.2*	Form of Stock Certificate.

4.3	Warrant to Purchase Stock dated June 23, 2003, issued to Silicon Valley Bank.

4.4	Warrant for the Purchase of Common Stock dated February 15, 2002, issued to Alexandra Equities, LLC.

4.5	Warrant to Purchase shares of Series C Preferred Stock dated March 30, 2004, issued to SG Cowen Securities Corporation.

4.6	Amended and Restated Investors’ Rights Agreement, dated March 30, 2004, by and among us and the parties named therein.

4.7	Amended and Restated Stockholders’ Agreement, dated March 30, 2004, by and among us and parties named therein.

Exhibit	Description
5.1*	Opinion of Clifford Chance US LLP.

10.1†	Exclusive License Agreement dated September 21, 2001 between us and the Regents of the University of California.

10.2†	License Agreement dated May 1, 2003 between us and Fujisawa Deutschland GmbH.

10.3†	Global Services Agreement effective December 15, 2003 among us, Fujisawa Deutschland GmbH and Amcis AG.

10.4	Loan and Security Agreement dated June 23, 2003 between us and Silicon Valley Bank.

10.5	Security Agreement dated February 12, 2002 between us and Alexandria Finance, LLC.

10.6	Secured Promissory Note dated February 12, 2002 issued to Alexandria Finance, LLC.

10.7	Form of Restricted Stock Issuance Agreement by and among us, and certain holders listed on Schedule A, including form of Amendments No. 1, No. 2 and No. 3 to same.

10.8	Form of Repurchase Agreements dated June 5, 2002 by and among us and certain holders listed on Schedule A.

10.9	Sublease dated December 6, 2002 between us and IDUN Pharmaceuticals.

10.10	Employment Letter dated August 7, 2001 between us and David S. Kabakoff.

10.11*	Employment Agreement between us and David S. Kabakoff to be in effect upon the closing of this offering.

10.12*	Employment Agreement between us and F. Andrew Dorr to be in effect upon the closing of this offering.

10.13*	Employment Agreement between us and Anita I. Busquets to be in effect upon the closing of this offering.

10.14*	Employment Agreement between us and Wendy S. Johnson to be in effect upon the closing of this offering.

10.15*	Employment Agreement between us and Gary T. Elliott to be in effect upon the closing of this offering.

10.16*	Employment Agreement between us and Elizabeth Clark Moore to be in effect upon the closing of this offering.

10.17*	Employment Agreement between us and Pratik Multani to be in effect upon the closing of this offering.

10.18	Consulting Agreement dated December 1, 2000 between us and Dennis Carson.

10.19	Consulting Agreement effective May 1, 2001 between us and Antonio Grillo-Lopez.

10.20	Form of Indemnification Agreement between us and each of our directors and officers.

10.21	2001 Stock Option/Stock Issuance Plan.

10.22*	2004 Stock Incentive Plan.

23.1	Consent of Deloitte & Touche LLP, independent auditors.

23.2*	Consent of Clifford Chance US LLP (included in Exhibit 5.1).

24.1	Powers of Attorney (See Signature Page on Page II-7).

*	To be filed by amendment.
†	Certain confidential portions of this Exhibit were omitted by means of redacting a portion of the text (the “Mark”). This Exhibit has been filed separately with the Secretary of the SEC without the Mark pursuant to the Registrant’s Application Requesting Confidential Treatment under Rule 406 under the Securities Act.

Item 17.    Undertakings

The undersigned Registrant hereby undertakes to provide to the Underwriter at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933 the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424 (b)(1) or (4), or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933 each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, California, on this 23rd day of April, 2004.

SALMEDIX, INC.

By:	/s/ DAVID S. KABAKOFF

President, Chief Executive Officer and Chairman

POWER OF ATTORNEY

We, the undersigned directors and/or officers of SALMEDIX, INC. (the “Company”), hereby severally constitute and appoint David S. Kabakoff, President and Chief Executive Officer, and Anita I. Busquets, Chief Financial and Administrative Officer and Secretary, and each of them individually, with full powers of substitution and resubstitution, our true and lawful attorneys, with full powers to them and each of them to sign for us, in our names and in the capacities indicated below, the Registration Statement on Form S-1 filed with the SEC, and any and all amendments to said Registration Statement (including post-effective amendments), and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933 in connection with the registration under the Securities Act of 1933 of the Registrant’s equity securities, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act of 1933 this Registration Statement has been signed by the following persons in the capacities indicated on April 23, 2004:

Signature	Title(s)	Date

/s/ DAVID S. KABAKOFF David S. Kabakoff	President, Chief Executive Officer, Chairman of the Board of Directors (Principal Executive Officer)	April 23, 2004

/s/ ANITA I. BUSQUETS Anita I. Busquets	Chief Financial and Administrative Officer and Secretary (Principal Financial and Accounting Officer)	April 23, 2004

/s/ KARIN EASTHAM Karin Eastham	Director	April 23, 2004

/s/ BRIAN G. ATWOOD Brian G. Atwood	Director	April 23, 2004

/s/ DENNIS A. CARSON Dennis A. Carson	Director	April 23, 2004

/s/ CHRISTINE CORDARO Christine Cordaro	Director	April 23, 2004

/s/ AARON DAVIDSON Aaron Davidson	Director	April 23, 2004

/s/ ANTONIO GRILLO-LOPEZ Antonio Grillo-Lopez	Director	April 23, 2004

Signature	Title(s)	Date

/s/ ARNOLD L. ORONSKY Arnold L. Oronsky	Director	April 23, 2004

/s/ DEEPA R. PAKIANATHAN Deepa R. Pakianathan	Director	April 23, 2004

/s/ SAMUEL WERTHEIMER Samuel Wertheimer	Director	April 23, 2004

INDEX TO EXHIBITS

Exhibit	Description
1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation to be in effect upon closing of this offering.

3.2	Restated Bylaws to be in effect upon closing of this offering.

4.1	Reference is made to Exhibits 3.1 and 3.2.

4.2*	Form of Stock Certificate.

4.3	Warrant to Purchase Common Stock dated June 23, 2003, issued to Silicon Valley Bank.

4.4	Warrant for the Purchase of Common Stock dated February 15, 2002, issued to Alexandra Equities, LLC.

4.5	Warrant to Purchase shares of Series C Preferred Stock dated March 30, 2004, issued to SG Cowen Securities Corporation.

4.6	Amended and Restated Investors’ Rights Agreement, dated March 30, 2004, by and among us and the parties named therein.

4.7	Amended and Restated Stockholders’ Agreement, dated March 30, 2004, by and among us and parties named therein.

5.1*	Opinion of Clifford Chance US LLP.

10.1†	Exclusive License Agreement dated September 21, 2001 between us and the Regents of the University of California.

10.2†	License Agreement dated May 1, 2003 between us and Fujisawa Deutschland GmbH.

10.3†	Global Services Agreement effective December 15, 2003 among us, Fujisawa Deutschland GmbH and Amcis AG.

10.4	Loan and Security Agreement dated June 23, 2003 between us and Silicon Valley Bank.

10.5	Security Agreement dated February 12, 2002 between us and Alexandria Finance, LLC.

10.6	Secured Promissory Note dated February 12, 2002 issued to Alexandria Finance, LLC.

10.7	Form of Restricted Stock Issuance Agreement by and among us, and certain holders listed on Schedule A, including form of Amendments No. 1, No. 2 and No. 3 to same.

10.8	Form of Repurchase Agreements dated June 5, 2002 by and among us and certain holders listed on Schedule A.

10.9	Sublease dated December 6, 2002 between us and IDUN Pharmaceuticals.

10.10	Employment Letter dated August 7, 2001 between us and David S. Kabakoff.

10.11*	Employment Agreement between us and David S. Kabakoff to be in effect upon the closing of this offering.

10.12*	Employment Agreement between us and F. Andrew Dorr to be in effect upon the closing of this offering.

10.13*	Employment Agreement between us and Anita I. Busquets to be in effect upon the closing of this offering.

10.14*	Employment Agreement between us and Wendy S. Johnson to be in effect upon the closing of this offering.

10.15*	Employment Agreement between us and Gary T. Elliott to be in effect upon the closing of this offering.

10.16*	Employment Agreement between us and Elizabeth Clark Moore to be in effect upon the closing of this offering.

10.17*	Employment Agreement between us and Pratik Multani to be in effect upon the closing of this offering.

10.18	Consulting Agreement dated December 1, 2000 between us and Dennis Carson.

10.19	Consulting Agreement effective May 1, 2001 between us and Antonio Grillo-Lopez.

Exhibit	Description
10.20	Form of Indemnification Agreement between us and each of our directors and officers.

10.21	2001 Stock Option/Stock Issuance Plan.

10.22*	2004 Stock Incentive Plan.

23.1	Consent of Deloitte & Touche LLP, independent auditors.

23.2*	Consent of Clifford Chance US LLP (included in Exhibit 5.1).

24.1	Powers of Attorney (See Signature Page on Page II-7).

*	To be filed by amendment.
†	Certain confidential portions of this Exhibit were omitted by means of redacting a portion of the text (the “Mark”). This Exhibit has been filed separately with the Secretary of the SEC without the Mark pursuant to the Registrant’s Application Requesting Confidential Treatment under Rule 406 under the Securities Act.